A M E R IC A N C O A S T A L I N S U R A N C E C O R P O R A T IO N ® 2 0 2 3 A N N U A L R E P O R T 2 0 2 3 A N N U A L R E P O R T

LETTER TO SHAREHOLDERS – 1 A LETTER TO SHAREHOLDERS Dear Fellow Shareholders, American Coastal Insurance Corporation (ACIC) underwent a significant transformation in 2023 and produced a record level of underwriting profitability and return on equity. The driver of this is our commercial residential property insurance business (commercial lines), which has always been successful having earned an underwriting profit every year since American Coastal Insurance Company was formed in 2007. Conversely, our homeowners’ insurance business (personal lines) has historically been much larger but unprofitable, which masked our strong commercial lines results. What truly made last year so unique is the incredible challenges we faced and overcame related to discontinuing the largest part of our personal lines operations and setting the stage for American Coastal to shine. We began 2023 with tremendous uncertainty regarding our plan to exit personal lines and the Company’s ability to stabilize and improve our group’s capitalization, liquidity, and reinsurance capacity among navigating other operational risks. In spite of this very difficult landscape, we were ultimately successful in deconsolidating and eliminating most of our personal lines exposure going forward. The remaining exposure is relatively small and expected to be divested in late 2024 or early 2025 to formally complete our exit from personal lines. Further, the Company took underwriting action to improve our personal lines results, so we don’t anticipate it being a significant drag on earnings going forward. With our transformation essentially complete, ACIC’s future is very bright and full of opportunity. For 2024, we set forth the following strategic priorities: 1. Underwriting profitability. This remains job #1 and we expect to grow and retain more of the profitable business we are already writing to help drive results. 2. Pursue new opportunities. ACIC’s core competency is in underwriting and servicing catastrophe exposed property insurance so it’s unlikely we will stray from this. So long as the hard market affords us the ability to earn strong returns on capital, we will remain in a risk on mode. Whether we are deploying our own capital, partnering with others, or a combination of both, we believe opportunities exist to solve hard market problems by bringing capacity and service capabilities when and where they are needed. This could be in the form of direct, assumed or reinsurance transactions and be either at-risk or not at risk. These opportunities are aspirational and will take time to develop, but we’re on it. 3. Complete discontinued operations. While most of the work here is finished, we still need to get the sale of Interboro Insurance Company across the finish line. The sale proceeds are expected to be deployed in conjunction with our pursuit of new opportunities. 4. Build bench strength. Our people are the foundation of our success and it’s critical we invest in their futures to ensure the Company’s long-term sustainability. We started 2024 by hiring a new CFO and promoting from within for the newly created Chief Compliance and Risk Officer (CCRO) position. These moves are good examples of planning for the future while adding talent and bandwidth to critical areas that required additional resources. I’m extremely proud of our team’s ability to focus and solve some very complex problems that ultimately allowed American Coastal to fluish and demonstrate the earnings power of our core business. Accordingly, we started 2024 with a very different outlook than we had just a year ago. It’s amazing what a difference a year can make, but our financial position has improved dramatically, and market conditions appear to remain favorable for underwriting profitability. Hurricane risk will certainly keep us humble and mindful of why we exist, so our job is to plan for the worst and execute for the best. Lastly, I believe it’s clear ACIC is back on its front foot and very well positioned to defend its market leadership position as well as capitalize on new opportunities like never before. R. Daniel Peed Chief Executive Officer and Chairman of the Board American Coastal Insurance Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period ________ to ________

Commission File Number 001-35761

American Coastal Insurance Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**75-3241967**
(State or Other Jurisdiction of Incorporation or Organization)	*(IRS Employer Identification Number)*
800 2nd Avenue S.	**33701**
St. Petersburg, Florida	**(Zip Code)**
(Address of Principal Executive Offices)	

727-633-0851

(Telephone number, including area code)

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.0001 par value per share	**ACIC**	**Nasdaq Stock Market LLC**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☑
Non-accelerated filer	☐	Smaller reporting company	☑
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

The aggregate market value of shares of the registrant’s common stock held by non–affiliates of the registrant was approximately $89,760,000 as of June 30, 2023, calculated using the closing sales price reported for such date on the Nasdaq Stock Market. For purposes of this disclosure, shares of common stock held by persons who hold more than 10% of the outstanding shares of common stock and shares held by executive officers and directors of the registrant have been excluded because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 4, 2024, 47,799,465 shares of the registrant’s common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates by reference certain information from the Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal year ended December 31, 2023.

AMERICAN COASTAL INSURANCE CORPORATION

Forward-Looking Statements		3
Part I.		
Item 1.	Business	5
Item 1A.	Risk Factors	18
Item 1B.	Unresolved Staff Comments	33
Item 1C.	Cybersecurity	34
Item 2.	Properties	36
Item 3.	Legal Proceedings	36
Item 4.	Mine Safety Disclosures	36
Part II.		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	37
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	39
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	62
Item 8.	Financial Statements and Supplementary Data	65
	Auditor's Report (PCAOB ID 34)	65
	Consolidated Balance Sheets	68
	Consolidated Statements of Comprehensive Income (Loss)	69
	Consolidated Statements of Stockholders' Equity (Deficit)	70
	Consolidated Statements of Cash Flows	71
	Notes to Consolidated Financial Statements	72
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	129
Item 9A.	Controls and Procedures	129
Item 9B.	Other Information	130
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	131
Part III.		
Item 10.	Directors, Executive Officers and Corporate Governance	132
Item 11.	Executive Compensation	132
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	132
Item 13.	Certain Relationships and Related Transactions, and Director Independence	132
Item 14.	Principal Accountant Fees and Services	132
Part IV.		
Item 15.	Exhibits and Financial Statement Schedules	133
Exhibit Index		134
Item 16.	Form 10-K Summary	138
Signatures		139

Throughout this Annual Report on Form 10-K (Form 10-K), we present amounts in all tables in thousands, except for share amounts, per share amounts, policy and claim counts or where more specific language or context indicates a different presentation. In the narrative sections of this Form 10-K, we show full values rounded to the nearest thousand.

2

AMERICAN COASTAL INSURANCE CORPORATION FORWARD-LOOKING STATEMENTS Statements in this Form 10-K or in documents incorporated by reference contain or may contain “forward- looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward- looking statements include statements about anticipated growth in revenues, gross written premium, earnings per share, estimated unpaid losses on insurance policies, investment returns, and diversification and expectations about our liquidity, our ability to meet our investment objectives and our ability to manage and mitigate market risk with respect to our investments. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “endeavor,” “project,” “believe,” “plan,” “anticipate,” “intend,” “could,” “would,” “estimate,” or “continue” or the negative variations thereof or comparable terminology are intended to identify forward- looking statements. These statements are based on current expectations, estimates and projections about the industry and market in which we operate, and management’s beliefs and assumptions. Forward-looking statements are not guarantees of future performance and involve certain known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. The risks and uncertainties include, without limitation: • our exposure to catastrophic events and severe weather conditions; • the regulatory, economic and weather conditions present in Florida and New York, the states in which we are most concentrated; • our ability to cultivate and maintain agent relationships, particularly our relationship with AmRisc, LLC (AmRisc); • the possibility that actual claims incurred may exceed our loss reserves for claims; • assessments charged by various governmental agencies; • our ability to implement and maintain adequate internal controls over financial reporting, including our ability to remediate any existing material weakness in our internal controls over financial reporting and the timing of any such remediation, as well as to reestablish effective internal controls over financial reporting and disclosure controls and procedures; • our ability to maintain information technology and data security systems, and to outsource relationships; • our reliance on key vendor relationships, and the ability of our vendors to protect the personally identifiable information of our customers, claimants or employees; • our ability to attract and retain the services of senior management; • risks and uncertainties relating to our mergers, dispositions and other strategic transactions; • risks associated with investments in which we share ownership or management with third parties; • our ability to generate sufficient cash to service all of our indebtedness and comply with covenants and other requirements related to our indebtedness; • our ability to maintain our market share; • changes in the regulatory environment present in the states in which we operate; • the impact of new federal or state regulations that affect the insurance industry; • the cost, viability and availability of reinsurance; • our ability to collect from our reinsurers on our reinsurance claims; 3

AMERICAN COASTAL INSURANCE CORPORATION • dependence on investment income and the composition of our investment portfolio and related market risks; • the possibility of the pricing and terms for our products to decline due to the historically cyclical nature of the property and casualty insurance and reinsurance industry; • the outcome of litigation pending against us, including the terms of any settlements; • downgrades in our financial strength or stability ratings; • the impact of future transactions of substantial amounts of our common stock by us or our significant stockholders on our stock price; • our ability to meet the standards for continued listing on Nasdaq; • our ability to pay dividends in the future, which may be constrained by our holding company structure; • the ability of our subsidiaries to pay dividends in the future, which may affect our liquidity and our ability to meet our obligations; • the ability of R. Daniel Peed and his affiliates to exert significant control over us due to substantial ownership of our common stock, subject to certain restrictive covenants that may restrict our ability to pursue certain opportunities; • the impact of transactions by R. Daniel Peed and his affiliates on the price of our common stock; • provisions in our charter documents that may make it harder for others to obtain control of us; and • other risks and uncertainties described in this report, including under “Risk Factors” in Part I, Item 1A. We caution you to not place reliance on these forward-looking statements, which are valid only as of the date they were made. Except as may be required by applicable law, we undertake no obligation to update or revise any forward-looking statements to reflect new information, the occurrence of unanticipated events or otherwise. 4

AMERICAN COASTAL INSURANCE CORPORATION PART I Item 1. Business INTRODUCTION Company Overview American Coastal Insurance Corporation (referred to in this Form 10-K as we, our, us, the Company or ACIC) is a holding company primarily engaged in the commercial and personal property and casualty insurance business with investments in the United States. On July 10, 2023, we changed our corporate name from United Insurance Holdings Corp. to American Coastal Insurance Corporation. We conduct our business principally through our two wholly-owned insurance subsidiaries: American Coastal Insurance Company (AmCoastal); and Interboro Insurance Company (IIC). Collectively, we refer to the holding company and all our subsidiaries, including non-insurance subsidiaries, as “American Coastal Insurance Corporation,” which is the preferred brand identification for our Company. Our Company’s primary source of revenue is generated from writing insurance in Florida and New York. Our target market in such areas consists of states where the perceived threat of natural catastrophe has caused large national insurance carriers to reduce their concentration of policies. We believe an opportunity exists for ACIC to write profitable business in such areas. During 2022, we also wrote commercial residential insurance in South Carolina and Texas, however, effective May 1, 2022, we no longer write in these states. In addition, during 2022 we wrote personal residential business in six other states, however on February 27, 2023, our former insurance subsidiary, United Property & Casualty Insurance Company (UPC) was placed into receivership with the Florida Department of Financial Services (the “DFS”), which divested our ownership of UPC. The events leading to receivership and results of this subsidiary for periods prior to receivership, now included within discontinued operations, can be seen in Note 3 of the Notes to Consolidated Financial Statements below. We have historically grown our business through strong organic growth, complemented by strategic acquisitions and partnerships, including our acquisitions of AmCo Holding Company, LLC (AmCo) and its subsidiaries, including AmCoastal, in April 2017, IIC in April 2016, and Family Security Holdings, LLC (FSH), including its subsidiary Family Security Insurance Company, Inc. (FSIC), in February 2015, and our strategic partnership with a subsidiary of Tokio Marine Kiln Group Limited (Tokio Marine), which formed Journey Insurance Company (JIC) in August 2018. Effective June 1, 2022, we merged JIC into AmCoastal, with AmCoastal being the surviving entity. Effective May 31, 2022, we merged FSIC into our former subsidiary, UPC, with UPC being the surviving entity. As of October 6, 2023 we were seeking a buyer for IIC to complete our exit from the personal lines business and expect the sale price to be the book value of the entity. The Company entered into a non-binding term sheet on October 6, 2023 for the sale of IIC whereby the buyer will acquire 100% of the issued and outstanding common stock of IIC in exchange for a cash purchase price equal to the GAAP book value of IIC at the time of closing, subject to negotiating and entering into definitive documents containing customary terms and conditions and obtaining regulatory approval(s). Financial strength or stability ratings are important to insurance companies in establishing their competitive position and may impact an insurance company’s ability to write policies. We are rated by Demotech and Kroll Bond Rating Agency (Kroll). Demotech maintains a letter-scale financial stability rating system ranging from A’’ (A double prime) to L (licensed by insurance regulatory authorities). Kroll maintains a letter-scale financial strength rating system for insurance companies ranging from AAA (extremely strong operations and no risk) to R (operating under regulatory supervision). The financial strength or stability ratings of our insurance company 5

AMERICAN COASTAL INSURANCE CORPORATION

subsidiaries as of December 31, 2023 are listed below. With these ratings, we expect our property insurance policies will be acceptable to the secondary mortgage marketplace and mortgage lenders.

Subsidiary	Demotech Rating	Kroll Rating
AmCoastal	A	A-
IIC	A	A-
ACIC		BB+

Our Strategy

Our vision is to be a top-quartile underwriter of catastrophe exposed property insurance. Our plan is to focus primarily on low-rise commercial property insurance in Florida, through our exclusive managing general agency agreement and long-term partnership with AmRisc, LLC. The Company's continuous portfolio optimization process strives to balance our risk appetite and underwriting profit opportunities with our available capital and reinsurance capacity to achieve consistent and sustainable underwriting profitability for the Company and its reinsurers over time.

We desire to have the right combination of price, underwriting rules, deductibles and coverages to earn a return on capital that exceeds our cost of capital throughout the insurance market cycle. The Company also seeks to have risks maintain an appropriate insurance to value through annual re-underwriting and inspection of each property to ensure it meets or exceeds our underwriting guidelines with verified data quality and integrity regarding the key risk characteristics of our covered properties.

With UPC in receivership, the Company's personal lines business is limited to IIC in New York and activities supporting the run-off and liquidation of UPC. As a result of our desire to focus on commercial lines, we expect to divest IIC, which would result in ACIC being our only operating insurance subsidiary at some point in the future.

Our commercial lines portfolio is concentrated in Florida and personal lines portfolio is concentrated in New York with an ongoing threat of natural catastrophes which exposes the Company to risk and volatility.

PRODUCTS AND DISTRIBUTION

In July of 2020, we implemented a strategy to de-risk the Company by reducing premiums and exposure from our personal lines segment that was offset with growth in our commercial lines segment. The graphs below show our product mix distribution based on gross written premium, excluding our premiums attributable to discontinued operations.

6

AMERICAN COASTAL INSURANCE CORPORATION 2023 Product Mix Commercial Residential: 94.9% Personal Residential: 5.1% 2022 Product Mix Personal Residential:11.2% Commercial Residential: 88.8% 2021 Product Mix Commercial Residential: 87.1% Personal Residential: 12.9% Personal Residential Products Policies we issue under our homeowners’ program provide structure, content and liability coverage for standard single-family homeowners, renters and condominium unit owners through our subsidiary IIC. Personal residential products are offered New York. We include coverage to policyholders for loss or damage to dwellings, detached structures or equipment caused by covered causes of loss such as fire, wind, hail, water, theft and vandalism. In 2023, personal residential property policies (by which we mean both standard homeowners’, dwelling fire, renters and condo owners’ policies) produced written premium of $34,334,000 and accounted for 5.1% of our total gross written premium. All of the personal residential gross written premium was written in New York. Loss and loss adjustment expenses related to our personal residential products tend to be higher during periods of severe or inclement weather, which varies from state to state. We are actively working to divest of IIC and its exposure to complete our exit from personal lines. Commercial Residential Products We primarily provide commercial multi-peril property insurance for residential condominium associations and apartments in Florida. In 2020, we began writing commercial policies in Texas and South Carolina. Effective May 31, 2022, we no longer write commercial policies in Texas and South Carolina. We include coverage to policyholders for loss or damage to buildings, inventory or equipment caused by covered causes of loss such as fire, wind, hail, water, theft and vandalism. 7

AMERICAN COASTAL INSURANCE CORPORATION In 2023, commercial policies produced written premium of $635,709,000 and accounted for 94.9% of our total gross written premium. Not-At-Risk Offerings On our equipment breakdown, identity theft, and cyber security policies we earn a commission while retaining no risk of loss, since all such risk is ceded to other private companies (other risks). Previously, we offered flood policies that were ceded to the federal government via the National Flood Insurance Program (NFIP). However, on June 9, 2022, we entered into a renewal rights agreement with Wright National Flood Insurance Company to sell our entire NFIP Write Your Own flood insurance business and are no longer offering flood policies. Underwriting We price our products at levels that we project will generate an acceptable underwriting profit. We aim to accurately underwrite the risk and profitability of each potential policy. The Company uses pricing algorithms, judgement-based rating and consent to rate methodologies that consider historical attritional loss costs for the rating territory in which the risk resides, as well as modeled expected losses for catastrophes and projected reinsurance costs based on the specific geographic and structural characteristics of the property. We seek to optimize our portfolio by managing our probable maximum loss, total insured value and average annual loss. As part of this optimization process, we use the output from third-party modeling software to analyze our risk exposures, including wind exposures, by zip code or street address. We measure our underwriting profitability by the combined ratio, which is a sum of the ratios of losses, loss adjustment expenses, and underwriting expenses to either gross or net earned premiums. A combined ratio under 100% indicates an underwriting profit. Refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 of this report for further details on our combined ratio. Distribution Channels Our commercial lines policies are marketed and distributed to condominium associations by AmRisc, LLC through a network of independent agencies managed by AmRisc, LLC that specialize in commercial residential insurance. AmRisc, LLC is an unaffiliated third-party and represents 100% of our commercial lines revenue based on our exclusive agreement in Florida. As of December 31, 2023, we marketed and distributed our personal lines policies to consumers through approximately 400 independent agencies. The Company focused on the independent agency distribution channel since its inception, and we believe independent agents and agencies build relationships in their communities that can lead to profitable business and policyholder satisfaction. We believe we have built significant credibility and loyalty with the independent agent communities in the states in which we operate through (i) our extensive training for full-service insurance agencies that distribute our products and (ii) periodic business reviews using established benchmarks and goals for premium volume and profitability. Typically, a full-service agency is small to medium in size and represents several insurance companies for both personal and commercial product lines. We depend on our independent agents to produce new business for us. We compensate our independent agents primarily with fixed-rate commissions that we believe are consistent with those generally prevailing in the market. 8

AMERICAN COASTAL INSURANCE CORPORATION GEOGRAPHIC MARKETS The table below shows the geographic distribution of our policies in-force as of December 31, 2023, 2022 and 2021, excluding our policies attributable to discontinued operations. The graphs below exclude states with policies that are less than 0.2% of our total policies in-force. Policies In-Force By State (1) 2023 2022 2021 New York . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18,640 35,868 43,529 Florida . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4,208 5,348 5,909 Texas . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — 26 88 South Carolina . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — — 28 Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22,848 41,242 49,554 (1) We are no longer writing in Texas or South Carolina as of May 31, 2022. 2023 Policies In-Force By State Florida: 18.4% New York: 81.6% 2022 Policies In-Force By State Florida: 13.0% New York: 87.0% 2021 Policies In-Force By State Florida: 12.0% New York: 88.0% 9

AMERICAN COASTAL INSURANCE CORPORATION The table below shows the geographic distribution of our total insured value (TIV) of all polices in-force as of December 31, 2023, 2022 and 2021, excluding our policies attributable to discontinued operations. TIV By State(1) 2023 2022 2021 Florida . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $56,340,145 $68,961,070 $ 72,638,543 New York . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13,255,735 26,697,590 32,012,956 Texas . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — 615,670 372,633 South Carolina . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — — 1,650,412 Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $69,595,880 $96,274,330 $106,674,544 (1) We are no longer writing in Texas or South Carolina as of May 31, 2022. 2023 TIV By State New York: 19.0% Florida: 81.0% 2022 TIV By State Texas: 0.6% New York: 27.7% Florida: 71.7% 2021 TIV By State Florida: 68.1% South Carolina: 1.5% New York: 30.0% Texas: 0.3% COMPETITION The property and casualty insurance market in the United States is highly competitive and rapidly changing. Our primary competitors range from large national property and casualty insurance companies that write most classes of business using traditional products and pricing to small and mid-size regional insurance companies that provide specialty coverages. We compete primarily on the basis of policy features, the strength of our distribution network and the quality of our services to our agents and policyholders. Our track record writing homeowners’ insurance in 10

AMERICAN COASTAL INSURANCE CORPORATION catastrophe-exposed areas has enabled us to develop sophisticated pricing techniques that endeavor to accurately reflect the risk of loss while allowing us to be competitive in our target markets. This pricing segmentation approach allows us to offer products in areas that have a high demand for property insurance yet are under-served by the national carriers. However, we face the risk that policyholders may be able to obtain more favorable terms from competitors rather than renewing coverage with us. Our ability to compete is dependent on a number of factors. One factor is the financial strength or stability ratings assigned to our insurance subsidiaries by independent rating agencies. A downgrade in these ratings could negatively impact our position in the market. Another, is that we must attract and retain key employees and highly skilled people in order to be successful in the market. There is intense competition in our industry which could lead to higher than expected employee turnover or difficulty attracting new employees. Finally, technological advancements and innovation in the insurance industry provide opportunities for a competitive advantage. Advancements and innovation are being used in all aspects of the industry including digital-based distribution methods, underwriting and claims handling. We continue to leverage the technology that we have and have made substantial investments into new technology in an effort to gain an advantage over our competitors. REGULATION We are subject to extensive regulation in the jurisdictions in which our insurance company subsidiaries are domiciled and licensed to transact business, primarily at the state level. AmCoastal is domiciled in Florida and IIC is domiciled in New York. In general, these regulations are designed to protect the interests of insurance policyholders. Such regulations have a substantial effect on certain areas of our business, including: • insurer solvency, • reserve adequacy, • insurance company licensing and examination, • agent and adjuster licensing, • rate setting, underwriting rules and coverage forms, • investments, • assessments or other surcharges for guaranty funds, • transactions with affiliates, • the payment of dividends, • reinsurance, • protection of personally identifiable information, • risk solvency assessment and enterprise risk management, • cybersecurity, • statutory accounting methods, and • numerous requirements relating to other areas of insurance operations, including policy forms, underwriting standards and claims practices. Our insurance subsidiaries provide audited statutory financial statements to the various insurance regulatory authorities. With regard to periodic examinations of an insurance company’s affairs, insurance regulatory 11

AMERICAN COASTAL INSURANCE CORPORATION authorities, in general, defer to the insurance regulatory authority in the state in which an insurer is domiciled; however, insurance regulatory authorities from any state in which we operate may conduct examinations at their discretion. In 2021, the Florida Office of Insurance Regulation (FLOIR) began a statutory examination of JIC for the year ended December 31, 2020. This examination concluded in 2022, with no significant findings. In 2023, the FLOIR notified the Company of a statutory financial examination of AmCoastal as of December 31, 2023, to commence in 2024. For a discussion of statutory financial information and regulatory contingencies, see Note 16 to our Notes to Consolidated Financial Statements in Part II, Item 8 of this report. Risk-Based Capital Requirements To enhance the regulation of insurer solvency, the NAIC has published risk-based capital (RBC) guidelines for insurance companies designed to assess capital adequacy and to raise the level of protection statutory surplus provides for policyholders. The guidelines measure three major areas of risk facing property and casualty insurers: (i) underwriting risks, which encompass the risk of adverse loss developments and inadequate pricing; (ii) declines in asset values arising from credit risk; and (iii) other business risks. Most states, including Florida and New York, have enacted the NAIC guidelines as statutory requirements, and insurers having less statutory surplus than required will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy. The level of required risk-based capital is calculated and reported annually. The table below outlines each of our subsidiary’s RBC ratios, all of which were in excess of minimum requirements, as of December 31, 2023. Subsidiary RBC Ratio ACIC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 979% IIC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 477% Underwriting and Marketing Restrictions During the past several years, various regulatory and legislative bodies have adopted or proposed new laws or regulations to address the cyclical nature of the insurance industry, catastrophic events and insurance capacity and pricing. These regulations: (i) created “market assistance plans” under which insurers are induced to provide certain coverage; (ii) restrict the ability of insurers to reject insurance coverage applications, to rescind or otherwise cancel certain policies in mid-term, and to terminate agents; (iii) restrict certain policy non-renewals and require advance notice on certain policy non-renewals; and (iv) limit rate increases or decrease rates permitted to be charged. Most states also have insurance laws requiring that rate schedules and other information be filed with the insurance regulatory authority, either directly or through a rating organization with which the insurer is affiliated. The insurance regulatory authority may disapprove a rate filing if it finds that the rates are inadequate, excessive or unfairly discriminatory. Most states require licensure or insurance regulatory authority approval prior to the marketing of new insurance products. Typically, licensure review is comprehensive and includes a review of a company’s business plan, solvency, reinsurance, rates, forms and other financial and non-financial aspects of a company, such as the character of its officers and directors. The insurance regulatory authorities may prohibit entry into a new market by not granting a license or by withholding approval. 12

AMERICAN COASTAL INSURANCE CORPORATION Limitations on Dividends by Insurance Subsidiaries As a holding company with no significant business operations of our own, we rely on payments from our insurance subsidiaries as one of the principal sources of cash to pay dividends and meet our obligations. Our insurance affiliates are regulated as property and casualty insurance companies and their ability to pay dividends is restricted by Florida and New York law. The state laws of Florida and New York permit an insurer to pay dividends or make distributions out of that part of statutory surplus derived from net operating profit and net realized capital gains or adjusted net investment income. The state laws further provide calculations to determine the amount of dividends or distributions that can be made without the prior approval of the insurance regulatory authorities and the amount of dividends or distributions that would require prior approval of the insurance regulatory authorities in those states. Statutory risk-based capital requirements may further restrict our insurance subsidiaries’ ability to pay dividends or make distributions if the amount of the intended dividend or distribution would cause statutory surplus to fall below minimum risk-based capital requirements. In addition, in connection with the filed plan of withdrawal in New York for our former insurance subsidiary, UPC, our subsidiary, IIC, has agreed not to pay ordinary dividends until January 1, 2025, without the prior approval of the New York Department of Financial Services. For additional information regarding those restrictions, see Part II, Item 5 and Part I, Item 1A of this report. Insurance Holding Company Regulation As a holding company of insurance subsidiaries, we are subject to laws governing insurance holding companies in Florida and New York. These laws, among other things: (i) require us to file periodic information with the insurance regulatory authority, including information concerning our capital structure, ownership, financial condition and general business operations; (ii) regulate certain transactions between our affiliates and us, including the amount of dividends and other distributions and the terms of surplus notes: and (iii) restrict the ability of any one person to acquire certain levels of our voting securities without prior regulatory approval. Any purchaser of 5% or more of the outstanding shares of our common stock could be presumed to have acquired control of us unless the insurance regulatory authority, upon application, determines otherwise. Insurance holding company regulations also govern the amount any affiliate of the holding company may charge our insurance affiliates for services (i.e., management fees and commissions). The Company allocates a portion of relevant expenses to AmCoastal for statutory accounting purposes at cost. AmRisc, a managing general underwriter, handles the underwriting, claims processing and premium collection for our AmCoastal commercial business written in Florida. In return, AmRisc is reimbursed through monthly management fees. The Company does not utilize a managing general agent structure in New York. Instead, ACIC allocates a portion of relevant expenses to IIC for statutory accounting purposes at cost. CORPORATE RESPONSIBILITY AND SUSTAINABILITY As a company with more than 20 years of history and experience, we strive to create and maintain a culture within our business where people are empowered to address risks as they emerge, and where we expect all associates to hold themselves and their teammates accountable for personal integrity and professionalism. To demonstrate this culture our leaders must lead by example and clear standards of behavior should be well 13

AMERICAN COASTAL INSURANCE CORPORATION understood by the entire company. We maintain five core values; collaboration, communication, loyalty, resiliency, and integrity, to accomplish this goal. In addition to our cultural goals, we are committed to conducting business in a manner that supports environmental, social, and governance (ESG) matters. ACIC believes that an effective ESG strategy leads to improved decision making, associate engagement, and financial results over time. To show our commitment to conducting business that supports ESG matters, in the second quarter of 2021 we published our Sustainability & Responsibility report, which outlines our ESG practices and goals. Highlights from the report can be seen below, and the full report is available on our company website under Environmental, Social and Governance. Environmental Matters As a data driven organization some of the facts surrounding climate change have our attention. Several factors, including the rise in carbon dioxide concentration levels in the atmosphere, higher global mean air and water temperatures, and sea and Arctic ice levels have been identified as potential culprits of the higher frequency and severity of catastrophe losses we have incurred over the past five years. There is a growing consensus today that the frequency and severity of catastrophic events or severe weather conditions is increasing as a result of climate change. We recognize current trends and potential financial impact are not sustainable. As a result, we have taken the following steps to improve our environmental footprint and reduce our contribution to climate change: • Reducing waste: paperless policy document delivery option and investment in paperless technologies; • Eco-friendly disposal of retired equipment and electronics; • Installed filtered water dispensers to promote re-usable bottles over disposables; • Utilization of recycling bins throughout our offices; • Implemented a remote work environment to both enhance productivity and curb the impact of daily commuting; and • Use of energy efficient LED lighting, motion-activated lighting, and programmable thermostats to reduce energy use. ACIC continuously monitors our environmental footprint and will continue to make steps to reduce this footprint where possible. We have committed to achieve net-zero carbon emissions in our operations and through our value chain by no later than 2030. Social Responsibility We understand that research shows diverse teams perform better, innovate more, and are more effective at managing risks. As a result, our organization has a vested interest in hiring associates and building teams that reflect the diversity of society and the communities that we seek to serve. Details of our accomplishments creating a diverse and inclusive workplace can be seen in Part I, Item 1., “Human Capital Management”. In addition to our social responsibility as an employer within the community, ACIC also seeks to support our community through various initiatives intended to give back and promote goodwill. Over the past several years we have provided support to numerous non-for-profit organizations. Some of the causes we have provided 14

AMERICAN COASTAL INSURANCE CORPORATION support to include, but are not limited to, youth education, work force development, medical care and research, domestic violence shelters and prevention, and child-care services. We are committed to giving back and investing in the communities we serve. Governance Matters Our Board of Directors oversee and monitor our management in the interest and for the benefit of our stockholders. Our Board is currently comprised of nine directors, divided into two classes. Each class of directors is elected for a two-year term, in accordance with our Certificate of Incorporation. Eight of our Directors, or 88.9%, are considered to be independent. Our Board of Directors has several committees, including an Audit Committee, a Compensation and Benefits Committee, a Nominating and Corporate Governance Committee, and an Investment Committee. All members of these committees qualify as independent directors under SEC and Nasdaq standards as well as under the independence standards specific to their committees. ACIC has also committed to adding at least two new Directors to our Board of Directors to improve overall diversity at the highest level of corporate governance. HUMAN CAPITAL MANAGEMENT Diversity and Employment Statistics As of December 31, 2023, we had 71 employees, of which 17 worked in Claims, and eight worked in Sales and Underwriting, respectively. These employees have regular direct contact with our vendors, agencies, or customers. We are not party to any collective bargaining agreements and we have not experienced any work stoppages or strikes as a result of labor disputes. The following table shows the diversity in our workforce population at December 31, 2023 and how this diversity has changed from December 31, 2022. Gender (1) Change from December 31, 2022 Race (1) Change from December 31, 2022 Executive Officers . . . . . . . . . . . . . . . . . . . . 20.0% 0 points 40.0% 0 points Management Team (2) . . . . . . . . . . . . . . . . . 44.7% 5.7 points 14.9% (11.9) points All Other Employees . . . . . . . . . . . . . . . . . . 42.1% (2.8) points 15.8% (18.5) points (1) Information regarding gender and race is based on information provided by employees. (2) Our management team is comprised of employees in supervisory roles at the manager and director level or above. We believe that inclusion and diversity starts at the top. In 2021, we appointed a female leader within our organization to serve as our General Counsel. In addition, in January 2024 we appointed a new female leader from outside of our organization to serve as our Chief Financial Officer. With two of the five members of our executive leadership team as of December 31, 2023 comprised of underrepresented groups, we believe this is strong evidence of our commitment to our ESG goals. Oversight and Management We recognize the diversity of our policyholders, team, and geographic markets, and believe in creating an inclusive environment that represents a variety of backgrounds. Working under these principles, our Human Resources Department is tasked with recruiting and hiring, onboarding, performance management, and managing employee-related matters. 15

AMERICAN COASTAL INSURANCE CORPORATION We believe in transparency at all levels at ACIC. On a monthly basis, an all employee meeting is held where our Executive Officers recognize employees for their continued success, discuss new and ongoing company initiatives, and address any concerns our employees may have. In addition to this, the leaders in each department assist our Executive Officers in maintaining our culture and implementing our core values at all levels of the organization. Total Rewards We believe that our future success largely depends upon our ability to attract and retain highly skilled employees. To ensure we are successful in this, we provide our employees with the following: • Competitive salaries and bonuses; • Tuition reimbursement; • Paid parental leave; and • Robust employee benefit packages that include: • Health care; • Vision; • Dental; • Retirement program; • Paid time off; and • Employee assistance program that provides emotional support, legal services and financial services. As a part of our retention efforts, we also invest in ongoing development for all employees, and attempt to fill vacant senior or leadership roles through internal promotion when possible. Voluntary attrition was 31.0% for the year ended December 31, 2023. CORPORATE INFORMATION American Coastal Insurance Corporation was incorporated in Delaware in 2007. On July 10, 2023, we changed our corporate name from United Insurance Holdings Corp. to American Coastal Insurance Corporation. Our principal executive offices are located at 800 2nd Avenue S., St. Petersburg, FL 33701 and our telephone number at that location is (727) 633-0851. We are listed on the Nasdaq stock exchange under ticker symbol “ACIC.” Segments We conduct our operations under two reportable segments, commercial residential property and casualty insurance policies (commercial lines) and personal residential property and casualty insurance policies (personal lines). Our chief operating decision maker is our President, who makes decisions to allocate resources and assesses performance at both segment levels. For more information regarding our personal lines and commercial lines products and distribution, as well as the agreements in place with managing general agents and underwriters for each of our reportable segments, please refer to Part 1 Item 1. “Products and Distribution” as well as Part 1 Item 1. “Insurance Holding Company Regulation”. 16

AMERICAN COASTAL INSURANCE CORPORATION Available Information We make available, free of charge through our website, www.amcoastal.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the Securities and Exchange Commission (SEC). You may also access this information at the SEC’s website (www.sec.gov). This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. 17

AMERICAN COASTAL INSURANCE CORPORATION Item 1A. Risk Factors Many factors affect our business, financial condition and results of operations, some of which are beyond our control. If any of the following risks or uncertainties occur, our business, financial condition or results of operations may be materially and adversely affected. In that event, the trading price of our securities could decline, and investors could lose all or part of their investment in our securities. Before making an investment in our securities, investors should carefully consider the risk factors discussed below, together with the other information in this report, including the section entitled “Forward-looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the other reports and materials filed by us with the SEC. RISKS RELATED TO OUR BUSINESS As a property and casualty insurer, we may experience significant losses, and our financial results may vary from period to period, due to our exposure to catastrophic events and severe weather conditions, the frequency and severity of which could be affected by the unpredictability of future catastrophic events and severe weather conditions. Our property and casualty insurance operations expose us to risks arising from catastrophes. Catastrophes can be caused by various natural events, including but not limited to hurricanes, tropical storms, tornadoes, windstorms, earthquakes, hail, sinkholes, severe winter weather and fires, or man-made events, such as terrorist attacks (including those involving nuclear, biological, chemical or radiological events), cybercrimes or consequences of war or political instability. We may incur catastrophe losses that exceed the amount of: • catastrophe losses experienced in prior years; • catastrophe losses projected to be incurred, using third-party catastrophe modeling software; • catastrophe loss estimates used to develop prices for our products; or • our current reinsurance coverage (which would cause us to have to pay such excess losses). The frequency and severity of weather conditions are inherently unpredictable, but the frequency and severity of property claims generally increase when severe weather conditions occur. We write a significant number of our policies in Florida, a state that has experienced significant hurricanes in recent years, which some weather analysts believe is consistent with a period of sustained greater hurricane activity. There is a growing consensus today that climate change is increasing the frequency and severity of catastrophic events or severe weather conditions which, in addition to the attendant increase in claims-related costs, may also cause an increase in our reinsurance costs and/or negatively impact our ability to provide insurance to our policyholders in the future. In addition, increased catastrophic events could result in increased credit exposure to the reinsurers we transact business with. Our actual losses from catastrophic events may be larger than anticipated should our reinsurers fail to meet their obligations. We cannot predict how legal, regulatory and social responses to concerns around climate change may impact our business. Governmental entities may also respond to climate change by enacting laws and regulations that may increase our cost of providing insurance in the future, which could adversely affect demand. Catastrophes could be more frequent or severe than contemplated in our pricing and risk management models, and may have a material adverse effect on our results of operations during any reporting period due to increases in our loss and loss adjustment expense. Catastrophes may also reduce liquidity and could impair our ability to maintain existing capital, or raise capital on acceptable terms or at all. In addition to catastrophes, the accumulation of losses from several smaller weather-related events in any reporting period may have a similar impact to our results of operations and financial condition. 18

AMERICAN COASTAL INSURANCE CORPORATION Because we conduct a significant portion of our business in Florida, our financial results substantially depend on, and could be adversely affected by, the regulatory, legal, economic, political, demographic, competitive and weather conditions present in that state. As of December 31, 2023, a significant number of our policies in-force were concentrated in Florida and a majority of our total insured value was concentrated in Florida. Therefore, the prevailing regulatory, legal, economic, political, demographic, competitive, weather and other conditions in Florida will likely have a more significant impact on our revenues and profitability compared to such conditions in other jurisdictions in which we operate. Furthermore, changes in such conditions in Florida could make doing business in Florida less attractive for us, which could have a more pronounced effect on us than it would on other insurance companies that are more geographically diversified. In addition, due to Florida’s climate, we are subject to increased exposure to certain catastrophic events such as hurricanes, tropical storms and tornadoes, as well as an increased risk of losses from such events. The occurrence of one or more catastrophic events or other conditions affecting losses in Florida may cause a disproportionately adverse effect on our results of operations and financial condition. We face an increase in cost of claims as the result of one-way attorney fees in the State of Florida. Florida Statutes sections 627.428 and 57.105 provide that a prevailing party in litigation is entitled to attorney’s fees. In 2021, the Florida legislature enacted omnibus insurance reform that, among other measures, replaced the one-way attorney fee statute with a schedule whereby recovery of attorney fees is contingent upon obtaining a judgment that exceeds the pre-suit offer. In 2022, the Florida legislature enacted additional insurance reform designed to improve the affordability of property insurance and reduce frivolous lawsuits. We cannot guarantee that this new legislation will further reduce the impact of litigation and expenses related to litigation, or whether additional legislation will be passed that affect the cost of litigation on claims expenses. Because we rely on insurance agents, the loss of these agent relationships, particularly our relationship with AmRisc, LLC (AmRisc), or our inability to attract and incentivize new agents could have an adverse impact on our business. We market our homeowners’ insurance product to a broad range of prospective policyholders through approximately 400 independent agencies as of December 31, 2023. Many of these agents are independent insurance agents that own their customer relationships, and our agency contracts with them limit our ability to directly solicit business from our existing policyholders. Independent agents commonly represent other insurance companies, including our competitors, and we do not control their activities. As a result, we must compete with other insurers for independent agents’ business. Our competitors may offer a greater variety of insurance products, lower premiums for insurance coverage or higher commissions to their agents. As a result, our business is dependent on the marketing efforts of these independent agents and on our ability to offer products and services that meet their and their customers’ requirements. The loss of these marketing relationships could adversely impact our ability to attract new agents or retain our agency network and policies in-force. Failure to grow or maintain our agency relationships, a failure to attract and incentivize new agents or the failure of agents to act as anticipated could adversely affect sales of our insurance products. Additionally, AmCoastal has a managing agency contract (the MGA contract) with AmRisc, pursuant to which AmRisc serves as AmCoastal’s managing general agent for binding and writing commercial residential property lines for condominium, townhome and homeowners association insurance written in Florida. The contract between AmCoastal and AmRisc is exclusive. Under the MGA contract with AmCoastal, AmRisc must produce a certain volume of business for AmCoastal. Therefore, failure of AmRisc to produce the required volume of business could cause us to lose substantial premiums and could require us to seek one or more alternative managing general agents. If we were unable to find a replacement managing general agent, our 19

AMERICAN COASTAL INSURANCE CORPORATION revenues could decrease, which could have a material adverse effect on our business, financial condition and results of operations. Given the concentration of AmCoastal’s commercial business and operations with AmRisc, AmRisc may have substantial leverage in negotiations with AmCoastal regarding the MGA contract, and amendments to the terms and conditions of the MGA contract or other changes to the commercial relationship between AmRisc and AmCoastal could have a material adverse effect on our business, financial condition and results of operations. Following the termination or expiration of the MGA contract, AmCoastal’s ability to compete for and solicit renewals of business previously underwritten by AmRisc on their respective behalves may be limited by legal, commercial and other impediments, including AmRisc’s relationship with other insurance producers that control the business. Such impediments could have a material adverse effect on our financial condition and results of operations due to the concentration of AmCoastal’s business with AmRisc. Actual claims incurred may exceed our loss reserves for claims, which could adversely affect our results of operations and financial condition. Loss reserves represent our estimate of ultimate unpaid losses for claims that have been reported and claims that have been incurred but not yet reported. Loss reserves do not represent an exact calculation of liability, but instead represent our best estimate, generally utilizing actuarial expertise, historical information and projection techniques at a given reporting date. The process of estimating our loss reserves involves a high degree of judgment and is subject to a number of variables. These variables can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends, legislative changes, emerging economic and social trends and varying judgments and viewpoints of the individuals involved in the estimation process, among others. In addition, application of statistical and actuarial methods in estimating our loss reserves may require the adjustment of overall reserves upward or downward from time to time. Future loss experience substantially in excess of our loss reserves could substantially harm our results of operations and financial condition. Because of the inherent uncertainty in estimating loss reserves, including reserves for catastrophes and litigated claims, additional liabilities resulting from one insured event, or an accumulation of insured events, may exceed our existing loss reserves. If our reserves are inadequate, it may cause us to overstate our earnings for the periods during which our reserves for expected losses was insufficient and result in higher losses in future periods. We may experience government-levied assessments. Although we may have the ability to collect this assessment from our policyholders, the timing of collection may have a material adverse effect on our results of operations. Our insurance subsidiaries are subject to assessments levied by various governmental and quasi- governmental entities in the states in which we operate. For example, in May 2023, Florida enacted a consumer protection law that increased the maximum administrative fines that may be levied on insurance companies by the Florida Office of Insurance Regulation by 250% generally, and 500% for violations stemming from a state of emergency such as a hurricane. While we may have the ability to recover these assessments from policyholders through policy surcharges in some states in which we operate, our payment of the assessments and our recoveries may not offset each other in the same reporting period in our financial statements and may cause a material adverse effect on our results of operations in a particular reporting period. 20

AMERICAN COASTAL INSURANCE CORPORATION We have identified a material weakness in our internal control over financial reporting, and our management has concluded that our internal control over financial reporting and disclosure controls and procedures were not effective as of the end of the period covered by this report. While we are working to remediate the identified material weakness, we cannot assure you that additional material weaknesses or significant deficiencies will not occur in the future. If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock. The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. As disclosed in this Annual Report, in the course of preparing our interim financial statements for the fiscal quarter ended June 30, 2023, we identified a material weakness in our internal control over financial reporting, which existed as of March 31, 2023. The material weakness was caused by inadequate controls over the review of significant unusual transactions, including the effects of the transactions on the preparation of the Company’s tax provision, described in more detail under the heading Part II — Item 9A. Controls and Procedures in this Annual Report. We have commenced efforts to remediate the material weakness as described in more detail under the heading Part II — Item 9A. Controls and Procedures in this Annual Report. The material weakness in our internal control over financial reporting will not be considered remediated until the controls operate for a sufficient period of time and management has concluded, through testing, that these controls operate effectively. If we do not successfully remediate the material weakness, or if other material weaknesses or other deficiencies arise in the future, we may be unable to accurately report our financial results, which could cause our financial results to be materially misstated and require restatement. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the control deficiencies that led to a material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. If we experience difficulties with our information technology or data security systems and/or outsourcing relationships, our ability to conduct our business could be negatively impacted, which could adversely affect our financial condition or results of operations. We use computer systems to store, retrieve, evaluate and utilize customer, employee, company and third- party data and information. Our business is highly dependent upon our information technology systems and the ability of key vendors and third-party administrators’ to perform necessary business functions efficiently and without interruption. Our ability to process policies and adjust claims in a timely manner could be impaired by an unplanned shutdown or failure of one or more systems or facilities due to man-made or natural disruption. These include an event leading to power outages, loss of facility access, a major internet failure, pandemic or a failure of one or more of our information technology, telecommunications or other systems. Because our information technology and telecommunications systems interface with and often depend on third-party systems, we could experience service denials if demand for such service exceeds capacity or a third-party system fails or experiences an interruption. If sustained or repeated, such a business interruption, system failure or service denial could result in a deterioration of our ability to write and process new and renewal business, provide customer service, pay claims in a timely manner or perform other necessary business functions. Despite our continual evaluation of potential attackers’ techniques and tactics and our efforts in monitoring, training, planning and prevention, our information technology systems are vulnerable to computer viruses, natural disasters, unauthorized access, cyber-attacks, system failures, human error and negligence, and similar disruptions. There is no assurance that our security measures will provide fully effective protection from such 21

AMERICAN COASTAL INSURANCE CORPORATION disruptions. Because techniques used to obtain unauthorized access or to sabotage systems evolve rapidly, we may be unable to anticipate these techniques or to implement comprehensive counter measures. A material breach in the security of our information technology systems and data could include the theft of our confidential or proprietary information, including trade secrets, and the personally identifiable information of our customers, claimants, agents and employees. From time to time, we have experienced threats to our data and information technology systems, including malware and computer virus attacks, attempts of unauthorized access, system failures and disruptions. Disruptions or security breaches resulting in a loss or damage to our data or inappropriate disclosure of proprietary or confidential information, or the personally identifiable information of our customers, claimants, agents and employees, could cause significant damage to our reputation, adversely affect our relationships with our customers, result in litigation or regulatory investigations, increase remediation costs and/or regulatory penalties, and ultimately harm our business. Third parties to whom we outsource certain functions are also subject to the risks outlined above, any one of which may result in our incurring substantial costs and other negative consequences, including a material adverse effect on our business, financial condition and results of operations. In addition, we may transmit, receive and store personally identifiable, confidential and proprietary information by any number of standard data transmission methods or other electronic means. We may be unable to keep such information confidential, in all events, especially with clients, vendors, service providers, counterparties and other third parties who may not have or use appropriate controls to protect confidential information. Furthermore, we are subject to compliance with laws and regulations enacted by U.S. federal and state governments, or enacted by various regulatory organizations or exchanges relating to the privacy and security of the information of clients, employees or others. The compromise of personally identifiable, confidential or proprietary information could result in remediation costs, legal liability, regulatory action and reputational harm. Additionally, in the absence of overarching federal law, individual states are adopting their own privacy and cybersecurity laws and regulations. For example, in an effort to protect information systems, the New York State Department of Financial Services (NYDFS) adopted regulation providing minimum standards for an organization’s cybersecurity program and requiring additional certification confirming compliance. In October 2017, the National Association of Insurance Commissioners (NAIC) adopted a new Insurance Data Security Model Law, which is intended to establish the standards for data security and standards for the investigation and notification of data breaches applicable to insurance licensees in states adopting such law, with provisions that are generally consistent with the NYDFS cybersecurity regulation. In November 2023, NYDFS finalized amendments effective in April 2024 to expand their cybersecurity regulation by requiring companies to, among other things, (i) establish and maintain a cybersecurity program designed to ensure the confidentiality, integrity and availability of their information systems; (ii) implement and maintain a written cybersecurity policy setting forth policies and procedures for the protection of their information systems and nonpublic information; and (iii) review and update any risk assessments at least annually, as well as whenever a change in the business or technology causes a material change to cyber risk. Though the NYDFS cybersecurity regulation helps to reduce the third-party risk and imposes specific technical safeguards, the evolving compliance and operational requirements of privacy and cybersecurity laws and regulations impose significant costs that are likely to increase over time and may restrict the way services involving data are offered, all of which may adversely affect our business and results of operations. Furthermore, the SEC has made clear their focus on cybersecurity. In August 2023, the SEC adopted new cybersecurity disclosure rules, aimed at enhancing and standardizing disclosures made by public companies regarding cybersecurity risk management, strategy, governance and incident reporting. Some jurisdictions have also enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. AmCoastal, in particular, processes sensitive personal information of its policyholders, which 22

AMERICAN COASTAL INSURANCE CORPORATION exposes AmCoastal to heightened risk. Many regulators have indicated an intention to take more aggressive enforcement actions regarding cybersecurity matters, and private litigation resulting from such matters is increasing and resulting in progressively larger judgments and settlements. Loss of key vendor relationships, disputes with key vendors, or failure of a vendor to protect personally identifiable information of our customers, claimants or employees, or failure of a vendor to perform its duties in accordance with the contract or the applicable law, could have an adverse effect on our business, results of operations or financial condition. We rely on services and products provided by many third-party vendors. These include, for example, vendors of computer hardware and software and vendors of services such as claim adjustment services and payroll and benefits vendors who process sensitive personally identifiable information. In the event that one or more of our vendors suffers a bankruptcy, renews its contractual arrangement on terms less favorable to us, fails to comply with legal or regulatory requirements or otherwise becomes unable to continue to provide products or services, or fails to protect personally identifiable information of our customers, claimants or employees, we may suffer operational impairments and financial losses. An interruption in or the cessation of service by any service provider as a result of system failures, capacity constraints, financial difficulties or for any other reason could disrupt our operations, impact our ability to offer certain products and services and result in contractual or regulatory penalties, liability claims from clients or employees, damage to our reputation and harm to our business. Moreover, in the event of a data breach involving any of our third-party vendors, our customers’, claimants’ or employees’ personally identifiable information could also be put at risk. The failure of the third- party vendor to adhere to service level standards, or not perform their duties in accordance with applicable law, could impact our financial position. Any such data breach involving our third-party vendors, or failure to perform their duties, could result in significant mitigation or legal expenses for us, which could materially and adversely affect our reputation, relationships with our customers, business, results of operations and financial condition. Our success has been and will continue to be greatly influenced by our ability to attract and retain the services of senior management, the loss of any of whom could have an adverse effect on our business, financial condition or results of operations. Our senior executive officers play an integral role in the development and management of our business given their skills, knowledge of our business, years of industry experience and the potential difficulty of promptly finding qualified replacement employees. Due to the intense competition in our industry for senior executive officers with demonstrated ability, we cannot guarantee that any such officers will continue their employment with us. Additionally, we do not maintain any key person life insurance policies on any of our officers or employees. Losing any of our senior executive officers and/or not succeeding in attracting and retaining senior executive officers could have an adverse effect on our results of operations and financial condition. Our mergers, dispositions and other strategic transactions may not be as successful as we anticipate, and could be difficult to integrate, divert management resources, result in unanticipated costs or dilute our existing stockholders. Part of our continuing business strategy is to evaluate opportunities to merge with companies that complement our business model or enter into other strategic transactions that facilitate or expedite the accomplishment of our business goals. We may be unable to identify suitable counterparties to such a transaction. Even if we enter into an agreement in respect of a merger with another business, disposition of a business or other strategic transaction, we may not be able to finalize a transaction after significant investments of time and resources due to, among other things, a lack of regulatory approval or imposition of a burdensome condition by the regulator. 23

AMERICAN COASTAL INSURANCE CORPORATION In connection with a merger, disposition or other strategic transaction, we could incur debt, amortization expenses related to intangible assets, large and immediate write-offs, assume liabilities or issue stock that would dilute our current stockholders’ percentage of ownership. As a result, there is a risk of transaction-related litigation. Such strategic transactions could pose numerous risks to our operations, including risks relating to: • incurring substantial unanticipated integration costs; • diverting significant management attention and financial resources from our other operations and disrupting our ongoing business during the integration process; • losing key employees, particularly those of the merged operations; • keeping existing customers and retaining the merged business’ customers; • failing to realize the strategic benefits or the potential cost savings or other financial benefits of the mergers; • incurring unanticipated liabilities or claims from the acquired businesses and contractually-based time and monetary limitations on the seller’s obligation to indemnify us for such liabilities or claims; and • limitations on our ability to access additional capital when needed. We are also subject to a certain level of risk regarding the actual condition of the businesses that we acquire. Until we actually assume operating control of such businesses and their assets and operations, we may not be able to ascertain the actual value or understand the potential liabilities of the acquired entities and their operations. As a result, we may not be able to complete acquisitions, mergers or other strategic transactions or integrate the operations, products or personnel gained through any such acquisition, merger or other strategic transaction without a material adverse effect on our business, financial condition and results of operations. We may engage in future dispositions or wind-downs of certain business. These dispositions pose risks to our operations in addition to those previously mentioned, including risks related to: • the ability to price a sale transaction appropriately and otherwise negotiate acceptable terms; • the ability to replace legacy earnings from the business position with new revenues; • the ability to collect proceeds from the disposition in a timely manner, which may be earmarked for other strategic transactions and may hinder our ability to carry out those strategic transactions; and • the ability to run-off segments of our business while staying compliant with all applicable regulatory requirements. In addition, the disposition of any portion of our business may adversely affect the price of our stock and result in losses to investors of shares. We face risks associated with investments in which we share ownership or management with third parties. From time to time, we have and may continue to invest in entities in which we share ownership or management with third parties. In certain circumstances, we may not have complete control over governance, financial reporting, operations, legal and regulatory compliance or other matters relating to such entities. As a result, we may face certain operating, financial, legal, regulatory, compliance and other risks relating to these entities, including, but not limited to, risks related to the financial strength of other investors; the willingness of other investors to provide adequate funding for the entity; differing goals, strategies, priorities or objectives between us and other investors; our inability to unilaterally implement actions, policies or procedures with respect to the entity that we believe are favorable; legal and regulatory compliance risks relating to actions of the 24

AMERICAN COASTAL INSURANCE CORPORATION entity or other investors; and the risk that we will be unable to resolve disputes with other investors. As a result, investments in which we share ownership or management subject us to risk and may contribute significantly less than anticipated to our earnings and cash flows. Our Senior Notes place certain restrictions on our operations and our failure to comply with such restrictions, including as a result of events beyond our control, could result in an event of default, which could materially and adversely affect our liquidity, financial condition and results of operations. Our Senior Notes due 2027 (Senior Notes) place certain restrictions on the Company’s financial operations. Because we are a holding company, our assets consist primarily of the securities of our subsidiaries. The negative pledge provisions in the Senior Notes limit our ability to pledge securities of our subsidiaries and restrict dispositions of the capital stock of our subsidiaries. Our Senior Notes require us to maintain certain financial ratios and to comply with various operational and other covenants, including limitations on our ability to incur any indebtedness unless certain conditions are met. Details of these covenants can be found in Note 12 in our Notes to Consolidated Financial Statements. Our failure to comply with such restrictions, including as a result of events beyond our control, could result in an event of default and an acceleration of the maturity of the Senior Notes. We cannot assure you that our assets or cash flow would be sufficient to fully repay the Senior Notes if accelerated, or that we would be able to restructure the payments on the Senior Notes. This could have a material adverse impact on our liquidity, financial condition and results of operations. RISKS RELATED TO THE INSURANCE INDUSTRY Because we are operating in a highly competitive market, we may lack the resources to control our market share, which could adversely impact our business and results of operations. The property and casualty insurance industry is highly competitive, and we believe it will remain highly competitive for the foreseeable future. The principal competitive factors in our industry are price, service, coverage options, underwriting guidelines, commission structure and financial condition. We compete with other property and casualty insurers that underwrite property and casualty insurance in the same geographic areas in which we operate and some of those insurers have greater financial resources and have a longer operating history than we do. In addition, our competitors may offer products for alternative forms of risk protection that we presently do not offer or are not similarly regulated in the admitted market, which could adversely affect the sales of our products. Customers may turn to our competitors as a result of price, our failure to deliver on customer expectations, service flaws, technology issues, gaps in operational support or other issues affecting customer experience. We also compete with new companies that continue to enter the insurance market. We may have difficulty controlling our market share due to an increase in reinsurance costs, inflation which increases actual losses and loss adjustment expenses, and losses from the high frequency of catastrophe events in recent years. Competition could limit our ability to retain existing business or to write new business at adequate rates, and such limitation may cause a material adverse effect on our results of operations and financial position. In addition, industry developments could further increase competition in our industry. These developments could include: • an influx of new capital in the marketplace as existing companies attempt to expand their businesses and new companies attempt to enter the insurance business as a result of better market conditions, more competitive premium pricing and/or more favorable policy terms; • an increase in programs in which state-sponsored entities provide property insurance in catastrophe- prone areas; • changes in state regulatory climates; and 25

AMERICAN COASTAL INSURANCE CORPORATION • the passage of federal proposals for an optional federal charter that would allow some competing insurers to operate under regulations different or less stringent than those applicable to us. These developments and others could make the property and casualty insurance marketplace more competitive by increasing the supply of insurance available. If competition limits our ability to write new business at adequate rates, or reduces our policy retention rates, our future results of operations would be adversely affected. Changes in state regulation may adversely affect our results of operation and financial condition. As a holding company with operating insurance company subsidiaries, we are subject to the laws and regulations of the various states in which our insurance subsidiaries operate. From time to time, states pass legislation, and regulators take action, that has the effect of limiting the ability of insurers to manage risk, such as legislation prohibiting insurers from reducing exposures or withdrawing from catastrophe-prone areas, or mandating that insurers participate in residual markets. In addition, legislative initiatives and court decisions can seek to expand insurance coverage for insured losses beyond the original intent of the policies, which could cause our actual loss and loss adjustment expense to exceed our estimates. Further, our ability to adjust pricing to the extent necessary to offset losses or operating costs requires approval of insurance regulatory authorities. Our ability to appropriately manage our catastrophe exposure by adjusting prices, modifying underwriting terms or reducing exposure to certain geographies may be limited due to considerations of public policy and the evolving political environment, which may have a material adverse effect on our results of operations, financial condition and cash flows. We cannot predict whether and to what extent the adoption of new legislation and regulations would affect our ability to manage our exposure to catastrophic events. The insurance industry is heavily regulated and further restrictive regulation may reduce our profitability and limit our growth. The insurance industry is extensively regulated and supervised. Insurance regulatory authorities generally design insurance rules and regulations to protect the interests of policyholders, and not necessarily the interests of insurers, their stockholders, and other investors. This regulation relates to authorization for lines of business, capital and surplus requirements, investment limitations, underwriting limitations, transactions with affiliates, dividend limitations, changes in control, premium rates and a variety of other financial and non-financial components of an insurance company’s business. We are subject to comprehensive regulation and supervision by state insurance departments in New York and Florida, the states in which our insurance subsidiaries are domiciled, as well as all states in which they are licensed, sell insurance products, issue policies, or handle claims. The regulations of each state are unique and complex and subject to change, and certain states may have regulations that conflict with the regulations of other states in which we operate. As a result, we are subject to the risk that compliance with the regulations in one state may not result in compliance with the regulations in another state. We strive to maintain all required licenses and approvals. However, we may not fully comply with the wide variety of applicable laws and regulations. The relevant authority’s interpretation of the laws and regulations also may change from time to time. Regulatory authorities have relatively broad discretion to impose fines, and grant, renew or revoke licenses and approvals. If we do not have the required licenses and approvals or do not comply with applicable regulatory requirements, these authorities could preclude or temporarily suspend us from carrying on some or all of our activities or impose substantial fines. In addition, we may face individual and class action lawsuits by insured and other parties for alleged violations of certain of these laws or regulations. 26

AMERICAN COASTAL INSURANCE CORPORATION State statutes and administrative rules generally require each insurance company to register with the department of insurance in its state of domicile and to furnish information concerning the operations of the companies within the holding company system. Failure to comply with such requirements may materially affect the operations, management or financial condition of the insurers. As part of its registration, each insurance company must identify material agreements, relationships and transactions with affiliates, including loans, investments, asset transfers, transactions outside of the ordinary course of business, certain management, service, and cost sharing agreements, reinsurance transactions, dividends, and other financial and non-financial components of an insurer’s business. Some states impose restrictions or require prior regulatory approval of specific corporate actions, which may adversely affect our ability to operate, innovate, obtain necessary rate adjustments in a timely manner or grow our business profitably. Our ability to comply with these laws and regulations, and to obtain necessary regulatory action in a timely manner is, and will continue to be, critical to our success. Currently, the federal government’s role in regulating or dictating the policies of insurance companies is limited. However, from time to time Congress has considered and may in the future consider proposals that would increase the role of the federal government in insurance regulation, either in addition to or in lieu of state regulation. For example, the Dodd-Frank Act established a Federal Insurance Office (FIO) within the U.S. Department of Treasury Department to collect data on the insurance industry, recommend changes to the state system of insurance regulation and preempt certain state insurance laws. The potential impact on our business as a result of the Dodd-Frank Act and the FIO’s current and future recommendations remains unclear; however, the implementation of any federal insurance regulations that constrain our business opportunities or reduce investment flexibility could negatively impact our business. In recent years, the state insurance regulatory framework has come under increased federal scrutiny. Changes in federal legislation, regulation and/or administrative policies in several areas, including changes in financial services regulation and federal taxation, could negatively affect the insurance industry and us. In addition, Congress and some federal agencies from time to time investigate the current condition of insurance regulation in the United States to determine whether to impose federal or national regulation or to allow an optional federal charter, similar to the option available to most banks. Further, the NAIC and state insurance regulators continually reexamine existing laws and regulations, specifically focusing on modifications to holding company regulations, interpretations of existing laws and the development of new laws and regulations. We cannot predict what effect, if any, proposed or future legislation or NAIC initiatives may have on the manner in which we conduct our business. As part of potential, or future, industry-wide investigations, we may from time to time receive requests for information from government agencies and authorities at the state or federal level. If we are subpoenaed for information by government agencies and authorities, potential outcomes could include law enforcement proceedings or settlements resulting in fines, penalties and/or changes in business practices that could cause a material adverse effect on our results of operations. In addition, these investigations may result in changes to laws and regulations affecting the industry. Changes to insurance laws or regulations, or new insurance laws and regulations, may be more restrictive than current laws or regulations and could significantly increase our compliance costs, which could have a material adverse effect on our results of operations and our prospects for future growth. Additionally, our failure to comply with certain provisions of applicable insurance laws and regulations could result in significant fines or penalties being levied against us and may cause a material adverse effect on our results of operations or financial condition. 27

AMERICAN COASTAL INSURANCE CORPORATION Our inability to obtain reinsurance on acceptable terms could increase our loss exposure or limit our ability to underwrite policies, which could adversely affect our results of operations and financial condition. We use, and we expect to continue to use, reinsurance to help manage our exposure to property risks. Reinsurance is insurance for insurers and is fundamentally a promise by the reinsurer to pay possible future claims in exchange for the payment of a premium by the insurance company seeking reinsurance. Both the availability of reinsurance and the cost of reinsurance are subject to prevailing market conditions beyond our control, which can affect business volume and profitability. We may be unable to maintain our current reinsurance coverage, to obtain additional reinsurance coverage in the event our current reinsurance coverage is exhausted by a catastrophic event, or to obtain other reinsurance coverage in adequate amounts or at acceptable rates. Similar risks exist whether we are seeking to replace coverage terminated during the applicable coverage period or to renew or replace coverage upon its expiration. Market conditions beyond our control determine the availability and cost of reinsurance. For example, reinsurance may be more difficult or costly to obtain after several years with higher frequencies of major catastrophes. We may be unable to reduce per event or aggregate retentions when renewing or replacing our coverage due, in part, to the frequency of storms in prior years and the litigation trends in the state of Florida, which would increase our risk exposure and could ultimately lead to us paying higher claims. We provide no assurance that we can obtain sufficient reinsurance to cover losses resulting from one or more storms or other events in the future, or that we can obtain such reinsurance in a timely or cost- effective manner. If we are unable to renew our expiring coverage or to obtain new reinsurance coverage, either our net exposure to risk would increase or, if we are unwilling to accept an increase in net risk exposures, we may have to reduce the amount of risk we underwrite or accept higher reinsurance costs. Any of these alternatives may cause a material adverse effect on our results of operations and our financial condition. Our inability to collect from our reinsurers on our reinsurance claims could have a material adverse effect on our business, results of operation, financial condition and cash flow. We use reinsurance as a tool to manage risks associated with our business. However, we remain primarily liable as the direct insurer on all risks for which we obtain reinsurance. Our reinsurance agreements do not eliminate our obligation to pay claims to insureds. As a result, we are subject to counterparty risk with respect to our ability to recover amounts due from reinsurers. The risk could arise in two situations: (i) our reinsurers may dispute some of our reinsurance claims based on contract terms, and we may ultimately receive partial or no payment, or (ii) the amount of losses that reinsurers incur related to worldwide catastrophes may materially harm the financial condition of our reinsurers and cause them to default on their obligations. Collectability of reinsurance is subject to the solvency of the reinsurers, interpretation of contract language and other factors. A reinsurer’s insolvency, inability to make payments, or dispute of its obligations under the terms of a reinsurance contract could have a material adverse effect on our business, results of operations, financial condition and cash flow. Our efforts to manage these risks through underwriting guidelines, collateral requirements, financial strength ratings and other oversight mechanisms may not be successful. As a result, our exposure to counterparty risk under our reinsurance agreements may have a material adverse effect on our results of operations, financial condition and cash flow. Our investments are subject to market risks that may result in reduced returns or losses. Our investment assets are invested by professional investment management firms under the direction of our management team in accordance with investment guidelines approved by the Investment Committee of the Board of Directors. Our investments are subject to market risks and risks inherent in individual securities. In particular, interest rates are highly sensitive to many factors, including monetary and fiscal policy, domestic and 28

AMERICAN COASTAL INSURANCE CORPORATION international economic and political issues, geopolitical events, economic sanctions, blockades, and other factors beyond our control. Our portfolio is primarily invested in fixed income securities and changes in the general interest rate environment will affect our returns on, and the fair value of, our fixed maturity and short-term investments. A decline in interest rates reduces the interest rate payable on new fixed income investments, thereby negatively impacting our net investment income. Conversely, rising interest rates reduce the fair value of existing fixed maturities. The volatility of any losses may force us to liquidate securities, which may cause us to incur capital losses. Realized fixed income and equity and unrealized equity losses in our investment portfolio would generally reduce our book value and, if significant, could affect our ability to conduct business. In addition, defaults under, or impairments of, any of these investments as a result of financial problems with the issuer and, where applicable, its guarantor could reduce our net investment income and net realized investment gains or result in investment losses. We are subject to risks associated with potential declines in credit quality related to specific issuers and a general weakening in the economy. We may experience credit or default losses in our portfolio, including as a result of the failure of the procedures we have implemented to monitor the credit risk of our invested assets, which could adversely affect our results of operations and financial condition. We may decide to invest an additional portion of our assets in equity securities, private equity limited partnership interests or other investments, which are generally subject to greater volatility than fixed maturity investments. Moreover, our private equity limited partnership interests are subject to transfer restrictions and may be illiquid. General economic conditions, stock market conditions, geopolitical events and many other factors beyond our control can adversely affect the fair value of our equity securities or other investments and could adversely affect our realization of net investment income. As a result of these factors, we may not realize an adequate return on our investments or we may incur losses on sales of our investments, which could reduce our net investment income and net realized investment gains or result in investment losses. The fair value of our investment portfolio is also subject to valuation uncertainties. The valuation of investments is more subjective when the markets for these investments are illiquid and may increase the risk that the estimated fair value of our investment portfolio is not reflective of prices at which actual transactions would occur. Additionally, in the case of our private equity limited partnership interests, such valuations are determined by outside managers. Since the majority of our investments are held by our insurance subsidiaries, significant decreases in the fair value of these investments will produce significant declines in the statutory surplus of our insurance business. A long-term material decline in statutory surplus could have an adverse effect on our financial strength ratings and our ability to write new and renewal insurance business, thus potentially reducing our future underwriting profits. Our determination of the amount of credit allowances to record varies by investment type and is based upon our periodic evaluation and assessment of known and inherent credit risks associated with the respective investment type. We revise our evaluations and assessments as conditions change and new information becomes available, and we reflect changes in the credit allowance in our Consolidated Statements of Comprehensive Loss. We base our assessment of whether a credit allowance is required based on our case-by-case evaluation of the underlying reasons for the decline in fair value. However, we may not accurately assess whether a credit allowance is required and the recorded amounts for a credit allowance in our financial statements may be inadequate. Federal and/or state tax legislation could be enacted that would lessen or eliminate some or all of the tax advantages we currently benefit from, including those governing received deductions and tax credits, which could adversely affect the value of our investment portfolio. 29

AMERICAN COASTAL INSURANCE CORPORATION The property and casualty insurance and reinsurance industry is historically cyclical and the pricing and terms for our products may decline, which would adversely affect our profitability. Historically, the financial performance of the property and casualty insurance and reinsurance industry has been cyclical, characterized by periods of severe price competition and excess underwriting capacity, or “soft” markets, followed by periods of high premium rates and shortages of underwriting capacity, or “hard” markets. We cannot predict with certainty when such a period may occur or how long any given hard or soft market will last. Downturns in the property and casualty market may cause a material adverse effect on our results of operations and our financial condition. Losses from legal actions may materially affect our operating results, cash flows and financial condition. Trends in the insurance industry regarding claims and coverage issues, such as increased litigation and the willingness of courts to expand covered causes of loss, may contribute to increased litigation costs and increase our loss exposure under the policies that we underwrite. As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. Examples of emerging claims and coverage issues include, but are not limited to: • judicial expansion of policy coverage and the impact of new theories of liability; and • plaintiffs targeting property and casualty insurers in purported class-action litigation relating to claims- handling and other practices. Multiparty or class action claims may present additional exposure to substantial economic, non-economic or punitive damage awards. The loss of even one of these claims, if it resulted in a significant award or a judicial ruling that was otherwise detrimental, could create a precedent in our industry that could have a material adverse effect on our results of operations and financial condition. This risk of potential liability may make reasonable settlements of claims more difficult to obtain. We may be named a defendant in a number of legal actions relating to those emerging claim and coverage issues. The propensity of policyholders and third-party claimants to litigate and the willingness of courts to expand causes of loss and the size of awards may result in increased costs associated with litigation, render our loss reserves inadequate and may be material to our operating results and cash flows for a particular quarter or annual period and to our financial condition. In addition, claims and coverage issues may not become apparent to us for some time after our issuance of the affected insurance policies. As a result, we may not know the full extent of liability under insurance policies we issue for many years after the policies are issued. A downgrade in or withdrawal of our financial strength or stability ratings could adversely impact our business volume and our ability to access additional debt or equity financing. Financial strength or stability ratings are important to an insurer’s competitive position. Ratings measure an insurance company’s ability to meet its obligation to contract holders and policyholders. High ratings help maintain public confidence in a company’s products, facilitate the marketing of its products and enhance the company’s competitive position. Rating agencies review their ratings periodically, and our current ratings may not be maintained in the future. If significant losses, such as those resulting from one or more major catastrophes, or significant reserve additions were to cause our capital position to deteriorate significantly, or if one or more rating agencies substantially increase their capital requirements, we may need to raise equity capital in the future to maintain our ratings or limit the extent of a downgrade. For example, a trend of more frequent and severe weather-related catastrophes may lead rating agencies to substantially increase their capital requirements. 30

AMERICAN COASTAL INSURANCE CORPORATION We cannot guarantee that our insurance subsidiaries, IIC and ACIC will maintain their current A (Exceptional) or higher ratings by Demotech and A-ratings by Kroll. Any downgrade or withdrawal of these ratings could impact the acceptability of our products to mortgage lenders that require homeowners to buy insurance, reduce our ability to retain and attract policyholders and agents and damage our ability to compete, which may cause a material adverse effect on our results of operations and financial condition. These material adverse effects could include, but are not limited to: • reducing demand for new sales of insurance products; • requiring us to modify our existing products or services, introduce new products or services or reduce prices for our products and services, in order to remain competitive; • adversely affecting our relationships with our independent agents; • materially increasing the number or amount of policy cancellations and non-renewals by policyholders; • requiring us to post additional collateral under certain of our financing transactions; • limiting financial flexibility and access to capital markets; • adversely affecting our ability to obtain reinsurance at reasonable prices or at all; and • increasing the interest rates on our outstanding Senior Notes. RISKS RELATED TO AN INVESTMENT IN OUR COMMON STOCK Future sales of substantial amounts of our common stock by us or our existing stockholders could cause our stock price to decrease. As of December 31, 2023, we had registered up to 100 million shares of our securities (including both our preferred and common stock) authorized to issue from time to time in one or more offerings. Additional equity financings or other share issuances by us could adversely affect the market price of our common stock. Future share issuances in connection with merger transactions or other acquisitions could result in substantial additional dilution to our stockholders. If these additional shares are sold, or if it is perceived that they will be sold, into the public market, the price of our common stock could decline substantially. For example, in the fourth quarter of 2023, we sold 3,367,889 shares of common stock pursuant to an at-the-market program. If we issue additional shares of our common stock or if any of our existing stockholders sells a substantial amount of our common stock, or if the market perceives that such issuance or sales may occur, then the trading price of our common stock may significantly decline. Dividend payments on our common stock in the future are uncertain, and our ability to pay dividends may be constrained by our holding company structure. We have paid dividends on our common stock in the past but have paid no dividends since March 16, 2022. However, the declaration and payment of dividends will be at the discretion of our Board of Directors and will be dependent upon our profits, financial requirements and other factors, including legal and regulatory restrictions on the payment of dividends from our subsidiaries (as we are a holding company and do not have any significant operations or assets other than our ownership of the shares of our operating subsidiaries), capital adequacy, liquidity, general business conditions and such other factors as our Board of Directors deems relevant. Therefore, investors who purchase our common stock may only realize a return on their investment if the value of our common stock appreciates. 31

AMERICAN COASTAL INSURANCE CORPORATION The ability of our subsidiaries to pay dividends may affect our liquidity and ability to meet our obligations. The Company is a holding company with no significant operations. The principal assets are the stock of its subsidiaries and the holding company’s directly held investment portfolio. State insurance regulatory authorities limit the payment of dividends by insurance subsidiaries, as described in Note 16 in our Notes to Consolidated Financial Statements. The limitations are based on statutory income and surplus. In addition, competitive pressures generally require the subsidiaries to maintain insurance financial strength ratings. These restrictions and other regulatory requirements affect the ability of the subsidiaries to make dividend payments. Limits on the ability of the subsidiaries to pay dividends could adversely affect holding company liquidity, including our ability to pay dividends to stockholders and service our debt in the timeframe expected. Management views enterprise economic capital as a combination of statutory surplus and invested assets at the parent holding company level. Deterioration in statutory surplus or earnings, from developments such as catastrophe losses, or changes in market conditions or interest rates, could adversely affect holding company liquidity by impacting the amount of dividends from our subsidiaries or the utilization of invested assets at the holding company to increase statutory surplus or for other corporate purposes. In connection with the filed plan of withdrawal in New York for our former insurance subsidiary, UPC, our insurance subsidiary, IIC, has agreed not to pay ordinary dividends until January 1, 2025, without the prior approval of the New York Department of Financial Services. The substantial ownership of our common stock by R. Daniel Peed and his affiliates allows him to exert significant control over us, and the Company and R. Daniel Peed are subject to certain restrictive covenants that may restrict our ability to pursue certain opportunities. R. Daniel Peed, our Chief Executive Officer and Chairman of the Board, beneficially owned approximately 30% of our issued and outstanding common stock at December 31, 2023. Mr. Peed also has a proxy from another member of RDX Holding, LLC, the former parent company of AmCo, who beneficially owns approximately 8% of our issued and outstanding common stock. As a result, Mr. Peed is able to exert substantial control over us. Moreover, Mr. Peed’s interests may conflict with the interests of other holders of our common stock and he may take actions affecting us with which other stockholders may disagree. Mr. Peed has the ability to exert significant influence over the following: • the nomination, election and removal of our Board of Directors; • the adoption of amendments to our charter documents; • management and policies; • our day-to-day operations; and • the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets. AmCo and AmCoastal are also subject to restrictive covenant agreements that contain non-competition, non-solicitation, confidentiality and other restrictive covenants that prohibit AmCo and AmCoastal from engaging in certain activities, including activities customarily performed by managing general agents and activities relating to segments of the commercial property insurance market for coastally exposed risks in the United States. Additionally, in connection with our merger with AmCo, we agreed to be subject to a restrictive covenant expiring on January 1, 2027 that will prohibit the formation, investment in or development, acquisition or ownership of any managing general agent or entity that performs activities customarily performed by managing general agents, or the engagement in customary managing general agent functions with respect to the commercial property insurance business. These restrictive covenants may restrict us from pursuing opportunities 32

AMERICAN COASTAL INSURANCE CORPORATION for expansion, including opportunities to act as or perform functions similar to a managing general agent, and therefore may limit our overall growth potential. Further, we entered into a stockholder’s agreement with Mr. Peed and certain affiliates of Mr. Peed, which provides those stockholders with rights that our other stockholders do not have. Although the stockholder’s agreement requires shares beneficially owned by Mr. Peed and his affiliates to be voted in proportion to the votes cast by other stockholders on any proposal on which our stockholders are entitled to vote, this restriction terminated on April 3, 2022. Transactions by Mr. Peed and his affiliates involving our common stock may have an adverse effect on the price of our common stock. As noted above, Mr. Peed beneficially owned approximately 30% of our issued and outstanding common stock as of December 31, 2023. The Company has granted Mr. Peed and his affiliates customary demand and piggyback registration rights pursuant to which, subject to certain limitations, all of such shares eligible to be registered under the Securities Act of 1933, as amended (the Securities Act), and may be offered and sold to the public from time to time after the effectiveness of the related registration statement. Such shares may also be resold into the public markets in accordance with an exemption from registration under the Securities Act, including Rule 144, subject to the volume limitations, manner of sale requirements and notice requirements thereof. Sales of our common stock by Mr. Peed and his affiliates could have the effect of lowering our stock price. The perceived risk associated with the possible sale of a large number of shares by these stockholders could cause some of our other stockholders to sell their stock, thus causing the price of our stock to decline. In addition, actual or anticipated downward pressure on our stock price due to actual or anticipated sales of stock by Mr. Peed and his affiliates could cause other institutions or individuals to engage in short sales of our common stock, which may further cause the price of our stock to decline. Provisions in our charter documents may make it harder for others to obtain control of us even though some stockholders might consider such a development to be favorable. Our Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain provisions that may discourage unsolicited takeover proposals our stockholders may consider to be in their best interests. Our Board of Directors is divided into two classes, each of which will generally serve for a term of two years with only one class of directors being elected in each year. At a given annual meeting, only a portion of our Board of Directors may be considered for election. Additionally, the Board of Directors and executive officers control greater than 50% of the Common Stock of the Company. Consequently, our “staggered board” and concentrated holdings may prevent our stockholders from replacing a majority of our Board of Directors at certain annual meetings, and may entrench our management and discourage unsolicited stockholder proposals that may be in the best interests of our stockholders. Further, our Board of Directors has the ability to designate the terms of and issue one or more series of preferred stock, which may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. Item 1B. Unresolved Staff Comments None. 33

AMERICAN COASTAL INSURANCE CORPORATION Item 1C. Cybersecurity Risk Management and Strategy Our cybersecurity program is led by our Chief Information Security Officer (CISO) and overseen by the Audit Committee and the Board. Our cybersecurity program prioritizes threat mitigation, while focusing on maintaining the integrity and resilience of our systems. Our cybersecurity program includes identifying threats, considering potential damages through the lens of residual risk, identifying potential actions to manage cyber risk, implementation, and ongoing monitoring and testing for design and performance effectiveness. The Company’s risk management strategy identifies cybersecurity risks, such as vulnerabilities on assets, fraud, abuse of systems and services, unauthorized data access, data exfiltration, data destruction, and service disruption, as among the Company’s top enterprise risks. As such, the cybersecurity risk management process and related governance process are integrated into the broader information technology control environment, which is integrated into the Company’s overall risk management systems and processes. Additionally, we regularly review and test our cybersecurity controls. Our cybersecurity team, in partnership with external vendors and a third-party security operations center, designs and implements data security and cybersecurity programs, risk assessments, monitoring, external and internal penetration tests, controls testing and training for our employees. In 2023, a third-party consultant was engaged to facilitate a table top exercise to test the company’s cyber incident response plan. We continue to make investments to enhance our ability to identify and detect cybersecurity risks within our environment and protect the Company from those identified risks. Risk Assessment, Risk Management and Incident Management We employ processes and technologies to proactively address cybersecurity risks. This includes the periodic review and update of IT security policies, employee security awareness training programs complemented by simulated phish testing, and the implementation of firewalls, intrusion prevention and detection systems, anti- malware functionality, and access and identity management controls. As one of our processes, we have implemented cybersecurity incident response plans, including the Security Incident Response Plan and IT Disaster Recovery Plan, that set forth specific frameworks for responding to and managing potential and actual cybersecurity incidents, provide guidance on the roles of, and interactions with, various departments within ACIC and define certain processes and procedures for cybersecurity incident response and management. Our cybersecurity incident response plans and procedures also establish escalation protocols in connection with a potential cybersecurity incident. These protocols vary depending upon the specific factors involved, including the materiality of an incident, the related harms and risks associated therewith, any undertakings required to mitigate and remediate any such incident and any corresponding legal or regulatory actions. Under the cybersecurity incident response plans and their protocols, incidents are responded to by multidisciplinary teams and are further escalated to the attention of senior management and our Board when applicable. The Company reviews and updates these cybersecurity incident response plans annually. The Company’s risk assessment considers cybersecurity threats associated with the use of third-party service providers. Failure to assess potential risks associated with a third party could expose us to a variety of risks, including, but not limited to supply chain attacks, data breaches, and reputational damage which can have devastating and long-lasting impacts. As such, we have employed contracting policies and procedures which include data protection and other cybersecurity considerations during the vendor onboarding process, and periodic review of service organization controls reports for material third-party service providers. 34

AMERICAN COASTAL INSURANCE CORPORATION In the last three fiscal years, we have not experienced a material cybersecurity incident, and we are not aware of any cybersecurity risks that are reasonably likely to materially affect our business other than what is already disclosed in Item 1.A Risk Factors in this annual report on Form 10-K. For more information about the risks posed by cybersecurity threats, see “If we experience difficulties with our information technology or data security systems and/or outsourcing relationships, our ability to conduct our business could be negatively impacted, which could adversely affect our financial condition or results of operations” in Item 1A. Risk Factors in this annual report on Form 10-K. Governance Management Oversight Our CISO has the overall responsibility of implementing its strategy and objectives to build a strong cyber management function. Our CISO has over 25 years of IT experience with specialization in IT compliance, information security and risk management. Our Chief Information Officer (CIO) has the overall responsibility of establishing and overseeing the Company’s technology infrastructure and security posture. Our CIO has over 25 years of experience of IT experience, nearly all in the insurance space. Finally, our Chief Compliance and Risk Officer (CCRO) has more than 30 years of experience in finance and accounting and has managed tax planning, insurance accounting, internal audit and risk management functions. Our CCRO maintains an active Certified Public Accountant license. Board Oversight The Board and Audit Committee are responsible for overseeing our annual enterprise risk assessment, reviewing the guidelines and policies for assessing and managing the Company’s exposure to risks, including cybersecurity risks, and the steps management has taken to monitor and control such exposures. The Board and Audit Committee periodically meet to facilitate oversight of cybersecurity risk. The Board regularly devotes time during its meetings to review and discuss the most significant risks facing the Company over the short-, medium- and long-term, and management’s responses to those risks, including cybersecurity. Within these discussions, the Board receives updates from the CISO on the risks posed by cybersecurity threats and the Company’s cybersecurity program. In addition to evaluating the Company’s cybersecurity risks, the Board has oversight of management’s cybersecurity function and is responsible for reviewing and approving of the Company’s cybersecurity program, as well as reviewing the quality and effectiveness of the Company’s technology security. 35

AMERICAN COASTAL INSURANCE CORPORATION Item 2. Properties We use all of our leased properties for office space. We lease in total approximately 21,700 square feet of office space located in Florida, New York, and Minnesota. These leases are generally short-term to medium-term leases of commercial office space. Item 3. Legal Proceedings We are involved in routine claims-related legal actions arising in the ordinary course of business. We accrue amounts resulting from claims-related legal actions in unpaid losses and loss adjustment expenses during the period that we determine an unfavorable outcome becomes probable and we can estimate the amounts. Management makes revisions to our estimates based on its analysis of subsequent information that we receive regarding various factors, including: (i) per claim information; (ii) company and industry historical loss experience; (iii) judicial decisions and legal developments in the awarding of damages; and (iv) trends in general economic conditions, including the effects of inflation. On October 20, 2023, we received notice that the DFS filed a notice of claim and demand for tender of insurance policy limits under our director and officer insurance to carriers participating in the our director and officer’s insurance program (the “Claim”). The Claim alleges that former officers and directors of UPC were involved in wrongful acts that resulting in UPCs insolvency and demands immediate tender of our director and officer’s policy limit of $40 million where we have a retention of $1.5 million. The former directors and officers of UPC deny the allegations. Although no litigation has arisen from the Claim, litigation is anticipated. We anticipate that directors and officers will be successful in their defense; however, due to our indemnification obligation, we have accrued the policy retention amount of $1.5 million. Item 4. Mine Safety Disclosures Not applicable. 36

AMERICAN COASTAL INSURANCE CORPORATION PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities MARKET INFORMATION Our common stock trades on the Nasdaq Capital Market (Nasdaq) under the symbol “ACIC”. HOLDERS OF COMMON EQUITY As of March 4, 2024, we had 5,049 holders of record of our common stock. The number of record holders does not include stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. DIVIDENDS During 2023, we did not pay dividends of our common stock. While we did not pay a dividend during 2023, any future dividend payments will be at the discretion of our Board of Directors and will depend upon our profits, financial requirements and other factors, including legal and regulatory restrictions on the payment of dividends, general business conditions and such other factors as our Board of Directors deems relevant. During November 2022, we received a $26,000,000 dividend from our insurance subsidiary, AmCoastal. During February 2021, we received a $3,500,000 dividend from our insurance subsidiary, IIC. Under Florida law, Florida-domiciled insurers such as AmCoastal may not pay any dividend or distribute cash or other property to its shareholders except out of its available and accumulated surplus funds which are derived from realized net operating profits on its business and net realized capital gains. Additionally, Florida- domiciled insurers may not make dividend payments or distributions to shareholders without the prior approval of the insurance regulatory authority if the dividend or distribution would exceed the larger of: 1. the lesser of: a. 10% of the insurer’s capital surplus, or b. 100% of the insurer’s net income, not including realized capital gains, plus a two-year carryforward 2. 10% of the insurer’s capital surplus with dividends payable constrained to unassigned funds minus 25% of unrealized capital gains, or 3. the lesser of: a. 10% of the insurer’s capital surplus, or b. 100% of the insurer’s net investment income plus a three-year carryforward with dividends payable constrained to unassigned funds minus 25% of unrealized capital gains. Alternatively, AmCoastal may pay a dividend or distribution without the prior written approval of the insurance regulatory authority when: 1. the dividend is equal to or less than the greater of: a. 10% of the insurer’s surplus as to policyholders derived from realized net operating profits on its business and net realized capital gains, or 37

AMERICAN COASTAL INSURANCE CORPORATION b. The insurer’s entire net operating profits and realized net capital gains derived during the immediately preceding calendar year, and: i. The insurer will have surplus as to policyholders equal to or exceeding 115% of the minimum required statutory surplus as to policyholders after the dividend or distribution is made, and ii. The insurer files a notice of the dividend or distribution with the insurance regulatory authority at least ten business days prior to the dividend payment or distribution, and iii. The notice includes a certification by an officer of the insurer attesting that, after the payment of the dividend or distribution the insurer will have at least 115% of required statutory surplus as to policyholders. Except as provided above, Florida-domiciled insurers may only pay a dividend or make a distribution (i) subject to prior approval by the insurance regulatory authority, or (ii) 30 days after the insurance regulatory authority has received notice of intent to pay such dividend or distribution and has not disapproved it within such time. As of December 31, 2023, we were in compliance with these requirements. Under the insurance regulations of New York, a New York-domiciled insurer such as IIC may not declare or distribute any dividend to shareholders which, together with all dividends declared or distributed by it during the next preceding twelve months, exceeds: 1. the lesser of: a. 10% of the insurer’s surplus to policyholders as shown on its latest statement on file with the Superintendent, or b. 100% of “adjusted net investment income” during that period. New York law defines “adjusted net investment income” to mean net investment income for the twelve months immediately preceding the declaration or distribution of the current dividend increased by the excess, if any, of net investment income over dividends declared or distributed during the period commencing 36 months prior to the declaration or distribution of the current dividend and ending 12 months prior thereto. In addition, in connection with the filed plan of withdrawal in New York for our former insurance subsidiary, UPC, our subsidiary, IIC, has agreed not to pay ordinary dividends until January 1, 2025, without the prior approval of the New York Department of Financial Services. See Note 16 to our Notes to Consolidated Financial Statements for further discussion of restrictions on future payments of dividends by our insurance affiliates. RECENT SALES OF UNREGISTERED SECURITIES During 2023, we did not have any unregistered sales of our equity securities. REPURCHASES OF EQUITY SECURITIES During 2023, we did not repurchase any of our equity securities. 38

AMERICAN COASTAL INSURANCE CORPORATION Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing in Part II, Item 8 of this Form 10-K. The following discussion provides an analysis of our results of operations and financial condition for 2023 as compared to 2022. Discussion regarding our results of operations and financial condition for 2022 as compared to 2021 is included in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2021 and the Revised Items of our Form 10-K for the year ended December 31, 2022, filed as Exhibit 99.1 to Form 8-K on September 19, 2023. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed or implied in these forward-looking statements as a result of certain known and unknown risks and uncertainties. See “Forward-Looking Statements.” OVERVIEW American Coastal Insurance Corporation is a holding company primarily engaged in commercial and personal property and casualty insurance business with investments in the United States. On July 10, 2023, we changed our corporate name from United Insurance Holdings Corp. to American Coastal Insurance Corporation. During the periods presented, we conducted our business principally through two wholly-owned insurance subsidiaries: American Coastal Insurance Company (AmCoastal) and Interboro Insurance Company (IIC). Collectively, we refer to the holding company and all our subsidiaries, including non-insurance subsidiaries, as “ACIC,” which is the preferred brand identification for our Company. Our Company’s primary source of revenue is generated from writing insurance in Florida and New York. Our target market in such areas consists of states where the perceived threat of natural catastrophe has caused large national insurance carriers to reduce their concentration of policies. We believe an opportunity exists for ACIC to write profitable business in such areas. During 2022, we also wrote commercial residential insurance in South Carolina and Texas, however, effective May 1, 2022, we no longer write in these states. In addition, during 2022 we wrote personal residential business in six other states, however on February 27, 2023, our former insurance subsidiary, United Property & Casualty Insurance Company (UPC) was placed into receivership with the Florida Department of Financial Services (the “DFS”), which divested our ownership of UPC. The events leading to receivership and results of this subsidiary, now included within discontinued operations, can be seen in Note 3 of the Notes to Consolidated Financial Statements below. We have historically grown our business organically, complemented by strategic acquisitions and partnerships, including our acquisitions of AmCo Holding Company, LLC (AmCo) and its subsidiaries, including AmCoastal, in April 2017, IIC in April 2016, and Family Security Holdings, LLC (FSH), including its subsidiary Family Security Insurance Company, Inc. (FSIC), in February 2015, and our strategic partnership with a subsidiary of Tokio Marine Kiln Group Limited (Tokio Marine), which formed Journey Insurance Company (JIC) in August 2018. Effective June 1, 2022, we merged JIC into AmCoastal, with AmCoastal being the surviving entity. Effective May 31, 2022, we merged FSIC into UPC, with UPC being the surviving entity. As a result of underwriting actions implemented during 2023, as well as the receivership of our former subsidiary UPC by the DFS effective February 27, 2023, our policies in-force decreased by 91.0% from 254,275 policies in-force at December 31, 2022 to 22,848 policies in-force at December 31, 2023. Our 2022 value includes policies attributable to our discontinued operations. Our business is subject to the impact of weather-related catastrophes on our loss and loss adjustment expenses (LAE). Over the last three years, the frequency of these catastrophes has increased. As a result, we have experienced increased catastrophe losses incurred during the prior three years. During the years ended December 31, 2023, 2022 and 2021, two, two, and four named storms, respectively, made landfall in our 39

AMERICAN COASTAL INSURANCE CORPORATION

geographic footprint, resulting in retained pre-tax catastrophe losses of $729,000, $57,906,000, and $15,696,000, respectively, excluding discontinued operations. In addition, during 2022 and 2021, we increased our loss and LAE reserves as a result of development trends from 2017's Hurricane Irma, that indicated our ultimate gross loss estimate should be increased.

The following discussion highlights significant factors influencing the consolidated financial position and results of operations of ACIC. In evaluating our results of operations, we use premiums written and earned, policies in-force and new and renewal policies by geographic concentration. We also consider the impact of catastrophe losses and prior year development on our loss ratios, expense ratios and combined ratios. In monitoring our investments, we use credit quality, investment income, cash flows, realized gains and losses, unrealized gains and losses, asset diversification and portfolio duration. To evaluate our financial condition, we consider our liquidity, financial strength, ratings, book value per share and return on equity.

Consolidated Net Income (Loss)

	Year Ended December 31,		
	2023	2022	2021
REVENUE:			
Gross premiums written	$ 670,043	$ 572,343	$ 484,527
Change in gross unearned premiums	(34,079)	(36,974)	(18,768)
Gross premiums earned	635,964	535,369	465,759
Ceded premiums earned	(354,080)	(266,023)	(244,630)
Net premiums earned	281,884	269,346	221,129
Net investment income	10,574	7,673	5,901
Net realized gains (losses)	(6,808)	(6,483)	138
Net unrealized gains (losses) on equity securities	814	(1,968)	1,471
Other revenue	79	1,223	46
Total revenues	286,543	269,791	228,685
EXPENSES:			
Losses and loss adjustment expenses	62,861	134,805	89,051
Policy acquisition costs	83,346	95,318	93,199
Operating expenses	10,240	13,729	16,258
General and administrative expenses	29,489	42,281	31,420
Interest expense	10,875	9,483	9,303
Total expenses	196,811	295,616	239,231
Income (loss) before other income	89,732	(25,825)	(10,546)
Other income	2,239	10,343	129
Income (loss) before income taxes	91,971	(15,482)	(10,417)
Provision (benefit) for income taxes	9,773	24,522	(6,699)
Income (loss) from continuing operations, net of tax	$ 82,198	$ (40,004)	$ (3,718)
Income (loss) from discontinued operations, net of tax	227,713	(429,962)	(56,150)
Net income (loss)	$ 309,911	$(469,966)	$ (59,868)
Less: Net loss attributable to noncontrolling interests	—	(111)	(1,949)
Net income (loss) attributable to ACIC	$ 309,911	$(469,855)	$ (57,919)
Net income (loss) per diluted share	$ 6.98	$ (10.91)	$ (1.35)
Book value per share	$ 3.61	$ (4.21)	$ 7.20
Return on equity based on GAAP net income (loss)	439.5%	(307.4)%	(16.9)%
Loss ratio, net [(1)]	22.3 %	50.0 %	40.3 %
Expense ratio [(2)(5)]	43.7%	56.2%	63.7%
Combined ratio [(3)(5)]	66.0%	106.2%	104.0%
Effect of current year catastrophe losses on combined ratio	5.4%	21.5%	7.1%
Effect of prior year development on combined ratio	(4.4)%	(4.1)%	(2.7)%
Underlying combined ratio[(4)(5)]	65.0%	88.8%	99.6%

40

AMERICAN COASTAL INSURANCE CORPORATION (1) Loss ratio, net is calculated as losses and LAE net of losses ceded to reinsurers, relative to net premiums earned. Management uses this operating metric to analyze our loss trends and believes it is useful for investors to evaluate this component separately from our other operating expenses. (2) Expense ratio is calculated as the sum of all operating expenses less interest expense relative to net premiums earned. Management uses this operating metric to analyze our expense trends and believes it is useful for investors to evaluate these components separately from our loss expenses. (3) Combined ratio is the sum of the loss ratio, net and expense ratio. Management uses this operating metric to analyze our total expense trends and believes it is a key indicator for investors when evaluating the overall profitability of our business. (4) Underlying combined ratio, a measure that is not based on GAAP, is reconciled above to the combined ratio, the most directly comparable GAAP measure. Additional information regarding non-GAAP financial measures presented in this Form 10-K can be found in “Definitions of Non-GAAP Measures”, below. (5) Included in both the expense ratio and the combined ratio is amortization expense predominately associated with the AmCo and IIC acquisitions, which cause comparative differences among periods. DEFINITIONS OF NON-GAAP MEASURES We believe that investors’ understanding of ACIC’s performance is enhanced by our disclosure of the following non-GAAP measures. Our methods for calculating these measures may differ from those used by other companies and therefore comparability may be limited. Combined ratio excluding the effects of current year catastrophe losses and prior year reserve development (underlying combined ratio) is a non-GAAP measure, that is computed by subtracting the effect of current year catastrophe losses and prior year development from the combined ratio. We believe that this ratio is useful to investors, and it is used by management to highlight the trends in our business that may be obscured by current year catastrophe losses and prior year development. Current year catastrophe losses cause our loss trends to vary significantly between periods as a result of their frequency of occurrence and magnitude, and can have a significant impact on the combined ratio. Prior year development is caused by unexpected loss development on historical reserves. We believe it is useful for investors to evaluate these components separately and in the aggregate when reviewing our performance. The most directly comparable GAAP measure is the combined ratio. The underlying combined ratio should not be considered as a substitute for the combined ratio and does not reflect the overall profitability of our business. Net loss and LAE excluding the effects of current year catastrophe losses and prior year reserve development (underlying loss and LAE) is a non-GAAP measure that is computed by subtracting the effect of current year catastrophe losses and prior year reserve development from net loss and LAE. We use underlying loss and LAE figures to analyze our loss trends that may be impacted by current year catastrophe losses and prior year development on our reserves. As discussed previously, these two items can have a significant impact on our loss trends in a given period. We believe it is useful for investors to evaluate these components both separately and in the aggregate when reviewing our performance. The most directly comparable GAAP measure is net loss and LAE. The underlying loss and LAE measure should not be considered a substitute for net loss and LAE and does not reflect the overall profitability of our business. RESULTS OF OPERATIONS Consolidated Results Net income attributable to ACIC for the year ended December 31, 2023 increased by $779,766,000 to $309,911,000, compared to a net loss of $469,855,000 for the year ended December 31, 2022. The increase in net income was primarily driven by a decrease in loss & LAE for the year, as a result of Hurricane Ian making landfall in Florida in 2022, which caused large losses in 2022. In addition, we had an increase in our gross written premiums, an increase in ceded premiums earned, favorable prior year loss development during the year, decreased policy acquisition costs and general and administrative expenses, as described below. 41

AMERICAN COASTAL INSURANCE CORPORATION

Revenues

Our gross written premiums increased by $97,700,000, or 17.1%, to $670,043,000 for the year ended December 31, 2023, from $572,343,000 for the year ended December 31, 2022, driven by increased written premiums in Florida as we continue to grow our commercial book of business. This was offset by a decrease in written premiums across the personal lines business, driven by the cancellation of the quota share with our former subsidiary, UPC. The breakdown of the year-over-year changes in both direct and assumed written premiums by state and gross written premium by line of business are shown in the table below.

Direct Written and Assumed Premium By State [1]	2023	2022	Change
Florida	$635,602	$503,815	$131,787
New York	34,334	25,101	9,233
Texas	(9)	3,887	(3,896)
South Carolina	—	15	(15)
Total direct written premium by state	$669,927	$532,818	$137,109
Assumed premium [2]	116	39,525	(39,409)
Total gross written premium by state	$670,043	$572,343	$ 97,700
Gross Written Premium by Line of Business			
Commercial property	$635,709	$508,243	$127,466
Personal property	34,334	64,100	(29,766)
Total gross written premium by line of business	$670,043	$572,343	$ 97,700

(1) We are no longer writing in Texas or South Carolina as of May 31, 2022.
(2) Assumed premium written for 2023 primarily included commercial property business assumed from unaffiliated insurers. Assumed premium written for 2022 primarily included personal property business assumed by our former subsidiary, UPC.

New and Renewal Policies[1] By State[2]	2023	2022	Change
New York	20,244	33,555	(13,311)
Florida	4,255	5,497	(1,242)
Texas	—	32	(32)
South Carolina	—	2	(2)
Total	24,499	39,086	(14,587)

(1) Only includes new and renewal homeowner, commercial and dwelling fire policies written during the year.
(2) We are no longer writing in Texas or South Carolina as of May 31, 2022.

Ceded premiums earned increased by $88,057,000, or 33.1%, to $354,080,000 for the year ended December 31, 2023 from $266,023,000 for 2022. The increase is primarily driven by a $60,804,000 increase in ceded premiums earned from our quota share agreements. This increase can be attributed to the increase in AmCoastal's quota share reinsurance coverage to 40% in the second quarter of 2023 from 10% during the first half of 2023. In addition, we saw increased costs associated with our Core catastrophe reinsurance program during 2023.

Net investment income increased by $2,901,000, or 37.8%, to $10,574,000 for the year ended December 31, 2023 from $7,673,000 for 2022, driven by increased interest income due to increased holdings and higher interest rates year-over-year.

Net realized investment losses and net unrealized gains (losses) on equity securities increased by $2,457,000, or 29.1%, to a net loss of $5,994,000 for the year ended December 31, 2023 from a net loss of

42

AMERICAN COASTAL INSURANCE CORPORATION

$8,451,000 for the year ended December 31, 2022, driven by the liquidation of our fixed maturity securities in an unrealized loss position during 2022 to satisfy liquidity needs. The remainder of this change can be attributed to more favorable market conditions in 2023 resulting in decreased unrealized losses on our investment portfolio.

Expenses

Expenses for the year ended December 31, 2023 decreased $98,805,000, or 33.4%, to $196,811,000, from $295,616,000 for 2022. The decrease in expenses was primarily due to a decrease in loss and LAE as a result of Hurricane Ian making landfall in 2022, which caused a large increase in 2022. The calculations of our combined loss ratios and underlying loss ratios are shown below.

($ in thousands)	Year ended December 31,		
	2023	**2022**	**Change**
Net loss and LAE	$ 62,861	$134,805	$ (71,944)
% of Gross earned premiums	9.9%	25.2%	(15.3) pts
% of Net earned premiums	22.3%	50.0%	(27.7) pts
Less:			
Current year catastrophe losses	$ 15,279	$ 57,906	$ (42,627)
Prior year reserve favorable development	(12,294)	(10,869)	(1,425)
Underlying loss and LAE[(1)]	$ 59,876	$ 87,768	$ (27,892)
% of Gross earned premiums	9.4%	16.4%	(7.0) pts
% of Net earned premiums	21.2%	32.6%	(11.4) pts

(1) Underlying loss and LAE is a non-GAAP financial measure and is reconciled above to net loss and LAE, the most directly comparable GAAP measure. Additional information regarding non-GAAP financial measures presented in this Form 10-K can be found in the "**Definitions of Non-GAAP Measures**" section, above.

The calculations of the Company's expense ratios are shown below.

($ in thousands)	Year ended December 31,		
	2023	**2022**	**Change**
Policy acquisition costs	$ 83,346	$ 95,318	$ (11,972)
Operating and underwriting	10,240	13,729	(3,489)
General and administrative	29,489	42,281	(12,792)
Total Operating Expenses	$123,075	$151,328	$ (28,253)
% of Gross earned premiums	19.4%	28.3%	(8.9) pts
% of Net earned premiums	43.7%	56.2%	(12.5) pts

Loss and LAE decreased by $71,944,000, or 53.4%, to $62,861,000 for the year ended December 31, 2023, from $134,805,000 for the year ended December 31, 2022. Loss and LAE expense as a percentage of net earned premiums decreased 27.7 points to 22.3% for the year ended December 31, 2023, compared to 50.0% for the year ended December 31, 2022. In addition, during the year ended December 31, 2023, prior year reserve favorable development was higher on both catastrophe and non-catastrophe losses. Excluding catastrophe losses and reserve development, our gross underlying loss and LAE ratio for the year ended December 31, 2023 would have been 9.4%, a decrease of 7.0 points from 16.4% during the year ended December 31, 2022.

Policy acquisition costs decreased by $11,972,000, or 12.6%, to $83,346,000 for the year ended December 31, 2023, from $95,318,000 for the year ended December 31, 2022. The primary driver of the decrease in expense was an increase in ceding commission of $36,457,000, driven by the changes in the terms of our quota

43

AMERICAN COASTAL INSURANCE CORPORATION

share reinsurance agreements. This was partially offset by increased external management fees and premium taxes of $21,199,000 and $1,949,000, respectively, both of which fluctuated in conjunction with the year-over-year increase in commercial lines gross written premium.

Operating and underwriting expenses decreased by $3,489,000, or 25.4%, to $10,240,000 for the year ended December 31, 2023, from $13,729,000 for the year ended December 31, 2022, driven by decreased costs such as printing, postage, rent and utilities totaling $1,384,000 as we look to reduce our overhead spending. In addition, investments in technology decreased $1,834,000 year-over-year.

General and administrative expenses decreased by $12,792,000, or 30.3%, to $29,489,000 for the year ended December 31, 2023, from $42,281,000 for the year ended December 31, 2022, driven by the impairment of goodwill attributable to the Company's personal lines operating segment during 2022 totaling $10,157,000. There were no similar transactions in 2023.

We experienced favorable reserve development in the current year and its historical impact on our net loss and net underlying loss ratios is outlined in the following table.

	Historical Reserve Development			
($ in thousands, except ratios)	2020	2021	2022	2023
Prior year reserve favorable development	$2,602	$ 6,132	$10,787	$12,294
Development as a % of earnings before interest and taxes	(51.6)%	(550.4)%	(179.8)%	(12.0)%
Consolidated net loss and LAE ratio (LR)	**49.8%**	**40.3%**	**50.0%**	**22.3%**
Prior year reserve favorable development on LR	(1.0)%	(2.7)%	(4.1)%	(4.4)%
Current year catastrophe losses on LR	16.8%	7.1%	21.5%	5.4%
Underlying net loss and LAE ratio[(1)]	**34.0%**	**35.9%**	**32.6%**	**21.3%**

(1) Underlying net loss and LAE Ratio is a non-GAAP measure and is reconciled above to the Consolidated net loss and LAE Ratio, the most directly comparable GAAP measure. Additional information regarding non-GAAP financial measures presented in this Form 10-K can be found in the "**Definitions of Non-GAAP Measures**" section, above.

Commercial Lines Operating Segment Results

Pretax earnings attributable to our commercial lines operating segment for the year ended December 31, 2023 increased by $82,287,000 to pretax income of $118,128,000, compared to pretax income of $35,841,000 for the year ended December 31, 2022. The increase in pretax earnings was primarily due to an increase in revenue driven by increased gross written premium described below. This was partially offset by increased ceded premiums, driven by the changes in our quota share contracts. In addition, all of our expenses related to commercial lines decreased year-over-year, as described below.

Revenues

Our gross written premiums attributable to our commercial lines operating segment increased by $127,466,000, or 25.1%, to $635,709,000 for the year ended December 31, 2023, from $508,243,000 for the year ended December 31, 2022, driven entirely by increased written premiums in Florida as we continue to focus on increasing commercial written premiums and transitioning to a specialty commercial lines underwriter. These increases were partially offset by a decrease in assumed premiums as we wind-down these contracts, as well as a decrease in premiums written in Texas and South Carolina, as we are no longer writing business in these states.

44

AMERICAN COASTAL INSURANCE CORPORATION

The breakdown of the year-over-year changes in both direct and assumed written premiums by state are shown in the table below.

Direct Written and Assumed Premium by State (1)	2023	2022	Change
Florida	$635,602	$503,815	$131,787
Texas	(9)	3,887	(3,896)
South Carolina	—	15	(15)
Total direct written premium by state	$635,593	$507,717	$127,876
Assumed premium (2)	116	526	(410)
Total gross written premium by state	$635,709	$508,243	$127,466

(1) We are no longer writing in Texas or South Carolina as of May 31, 2022.
(2) Assumed premium written for 2023 and 2022 is primarily commercial property business assumed from unaffiliated insurers.

New and Renewal Policies(1) by State (2)	2023	2022	Change
Florida	4,255	5,497	(1,242)
Texas	—	32	(32)
South Carolina	—	2	(2)
Total	4,255	5,531	(1,276)

(1) Only includes new and renewal commercial policies written during the year.
(2) We are no longer writing in Texas or South Carolina as of May 31, 2022.

Ceded premiums earned attributable to our commercial lines operating segment increased by $97,371,000 or 39.7%, to $342,664,000 for the year ended December 31, 2023 from $245,293,000 for the year ended December 31, 2022. The increase is primarily driven by a $60,804,000 increase in ceded premiums earned from our quota share agreements, driven by changes to our quota share reinsurance contracts resulting in increased cessions to these contracts during 2023. In addition, costs of our core catastrophe reinsurance program increased year-over-year.

Net investment income attributable to our commercial lines operating segment increased by $1,495,000, or 25.5%, to $7,356,000 for the year ended December 31, 2023 from $5,861,000 for 2022. This increase is driven by a $3,513,000 increase in income from our cash and cash equivalent holdings, as a result of increased holdings and higher interest rates experienced year-over-year.

Net realized investment losses and net unrealized gains (losses) on equity securities attributable to our commercial lines operating segment increased by $2,500,000, or 29.5%, to a net loss of $5,977,000 for the year ended December 31, 2023 from a net loss of $8,477,000 for 2022, primarily driven by decreased unrealized losses as a result of favorable market conditions experienced in 2023.

Expenses

Expenses attributable to our commercial lines operating segment for the year ended December 31, 2023 decreased $46,281,000, or 25.5%, to $135,363,000 for the year ended December 31, 2023, from $181,644,000 for the year ended December 31, 2022. The decrease in expenses was primarily due to a decrease in loss and

45

AMERICAN COASTAL INSURANCE CORPORATION

LAE as a result of decreased catastrophe losses in 2023. In addition, policy acquisition costs decreased $5,560,000 in 2023, as described below.

($ in thousands)	Year ended December 31,		
	2023	2022	Change
Net loss and LAE	$ 46,299	$87,143	$ (40,844)
% of Gross earned premiums	7.8%	18.8%	(11.0) pts
% of Net earned premiums	18.4%	39.8%	(21.4) pts
Less:			
Current year catastrophe losses	$ 12,783	$43,385	$ (30,602)
Prior year reserve favorable development	(12,694)	(7,899)	(4,795)
Underlying loss and LAE [(1)]	$ 46,210	$51,657	$ (5,447)
% of Gross earned premiums	7.8%	11.1%	(3.3) pts
% of Net earned premiums	18.3%	23.6%	(5.3) pts

(1) Underlying loss and LAE is a non-GAAP financial measure and is reconciled above to net loss and LAE, the most directly comparable GAAP measure. Additional information regarding non-GAAP financial measures presented in this Form 10-K can be found in the "**Definitions of Non-GAAP Measures**" section, above.

The calculations of the Company's commercial lines operating segment expense ratios are shown below.

($ in thousands)	Year ended December 31,		
	2023	2022	Change
Policy acquisition costs	$75,436	$80,996	$ (5,560)
Operating and underwriting	3,008	3,926	(918)
General and administrative	10,620	9,579	1,041
Total Operating Expenses	$89,064	$94,501	$ (5,437)
% of Gross earned premiums	15.0%	20.4%	(5.4) pts
% of Net earned premiums	35.3%	43.2%	(7.9) pts

Loss and LAE attributable to our commercial lines operating segment decreased by $40,844,000, or 46.9%, to $46,299,000 for the year ended December 31, 2023, from $87,143,000 for the year ended December 31, 2022. Loss and LAE expense as a percentage of net earned premiums decreased 21.4 points to 18.4% for the year ended December 31, 2023, compared to 39.8% for the year ended December 31, 2022. Excluding catastrophe losses and reserve development, our gross underlying loss and LAE ratio for the year ended December 31, 2023 would have been 7.8%, a decrease of 3.3 points from 11.1% during the year ended December 31, 2022.

Policy acquisition costs decreased by $5,560,000, or 6.9%, to $75,436,000 for the year ended December 31, 2023, from $80,996,000 for the year ended December 31, 2022, driven primarily by an increase in ceding commission of $26,662,000 driven by the changes in the terms of our quota share reinsurance agreements. This was partially offset by increases to management fees and premium taxes of $19,405,000 and $1,706,000, respectively, both of which fluctuated in conjunction with the year-over-year increase in commercial lines gross written premium.

Operating and underwriting expenses attributable to our commercial lines operating segment decreased by $918,000, or 23.4%, to $3,008,000 for the year ended December 31, 2023, from $3,926,000 for the year ended December 31, 2022, driven by decreased operating expenses as we look to reduce our overhead spending.

General and administrative expenses attributable to our commercial lines operating segment increased by $1,041,000, or 10.9%, to $10,620,000 for the year ended December 31, 2023, from $9,579,000 for the year ended

46

AMERICAN COASTAL INSURANCE CORPORATION

December 31, 2022. This increase was driven by a $1,144,000 increase of allocated external fees related to legal, audit, actuarial and tax services provided during the year.

Personal Lines Operating Segment Results

Pretax losses attributable to our personal lines operating segment for the year ended December 31, 2023 decreased by $38,300,000 to a pretax loss of $13,854,000, compared to a pretax loss of $52,154,000 for the year ended December 31, 2022. The decrease in pretax net loss was primarily due to a $29,766,000 decrease in gross written premiums, as described below, and a $31,100,000 decrease in losses and LAE during 2023, driven by decreased catastrophe losses. We also experienced a $13,303,000 decrease in general and administrative costs year-over-year, as described below.

Revenues

Our gross written premiums attributable to our personal lines operating segment decreased by $29,766,000, or 46.4%, to $34,334,000 for the year ended December 31, 2023, from $64,100,000 for the year ended December 31, 2022. This decrease was driven primarily by a decrease in assumed premiums, driven by the termination of our quota share agreement between our former subsidiary, UPC and IIC effective December 31, 2022. The change in personal lines direct written and assumed premiums and new and renewal policies of the personal lines operating segment year-over-year can be seen below.

	2023	2022	Change
Direct Written Premium	$34,334	$25,101	$ 9,233
Assumed Premiums	—	38,999	(38,999)
Total gross written premium	$34,334	$64,100	$(29,766)
New and Renewal Policies [1]	20,244	33,555	(13,311)

[1] Only includes new and renewal homeowner and dwelling fire policies written during the year.

Ceded premiums earned attributable to our personal lines operating segment decreased by $9,314,000 or 44.9%, to $11,416,000 for the year ended December 31, 2023 from $20,730,000 for the year ended December 31, 2022. The decrease is primarily driven by a $9,455,000 decrease in ceded premiums earned from our core catastrophe reinsurance program year-over-year.

Net investment income attributable to our personal lines operating segment increased by $1,360,000, or 77.3%, to $3,119,000 for the year ended December 31, 2023 from $1,759,000 for 2022. This increase is driven by higher interest rates experienced during 2023.

Expenses

Expenses attributable to our personal lines operating segment for the year ended December 31, 2023 decreased $53,374,000, or 52.0%, to $49,260,000 for the year ended December 31, 2023, from $102,634,000 for the year ended December 31, 2022. The decrease in expenses was primarily due to a decrease in loss and LAE as a result of decreased catastrophe losses during the year. Additionally, we saw a decrease in general and

47

AMERICAN COASTAL INSURANCE CORPORATION

administrative costs and policy acquisition costs, described below. The calculations of our combined loss ratios and underlying loss ratios are shown below.

($ in thousands)	Year ended December 31,		
	2023	2022	Change
Net loss and LAE	$16,562	$47,662	$ (31,100)
% of Gross earned premiums	40.2%	67.0%	(26.8) pts
% of Net earned premiums	55.5%	94.5%	(39.0) pts
Less:			
Current year catastrophe losses	$ 2,496	$14,521	$ (12,025)
Prior year reserve unfavorable (favorable) development	400	(2,970)	3,370
Underlying loss and LAE [(1)]	$13,666	$36,111	$ (22,445)
% of Gross earned premiums	33.1%	50.7%	(17.6) pts
% of Net earned premiums	45.8%	71.6%	(25.8) pts

(1) Underlying loss and LAE is a non-GAAP financial measure and is reconciled above to net loss and LAE, the most directly comparable GAAP measure. Additional information regarding non-GAAP financial measures presented in this Form 10-K can be found in the "**Definitions of Non-GAAP Measures**" section, above.

The calculations of the Company's personal lines operating segment expense ratios are shown below.

($ in thousands)	Year ended December 31,		
	2023	2022	Change
Policy acquisition costs	$ 7,910	$14,322	$ (6,412)
Operating and underwriting	6,809	9,367	(2,558)
General and administrative	17,979	31,282	(13,303)
Total Operating Expenses	$32,698	$54,971	$(22,273)
% of Gross earned premiums	79.3%	77.3%	2.0 pts
% of Net earned premiums	109.6%	109.0%	0.6 pts

Loss and LAE attributable to our personal lines operating segment decreased by $31,100,000, or 65.3%, to $16,562,000 for the year ended December 31, 2023, from $47,662,000 for the year ended December 31, 2022. Loss and LAE expense as a percentage of net earned premiums decreased 39.0 points to 55.5% for the year ended December 31, 2023, compared to 94.5% for the year ended December 31, 2022. Excluding catastrophe losses and reserve development, our gross underlying loss and LAE ratio for the year ended December 31, 2023 would have been 33.1%, a decrease of 17.6 points from 50.7% during the year ended December 31, 2022.

Policy acquisition costs attributable to our personal lines operating segment decreased by $6,412,000, or 44.8%, to $7,910,000 for the year ended December 31, 2023, from $14,322,000 for the year ended December 31, 2022. The primary driver of the decrease in costs was decreased ceding commission of $9,795,000 related primarily to quota share reinsurance agreements no longer in place in 2023. This was partially offset by increased agent commissions, policy administration fees and printing and postage expenses of $1,795,000, $584,000 and $547,000, respectively.

Operating and underwriting expenses attributable to our personal lines operating segment decreased by $2,558,000, or 27.3%, to $6,809,000 for the year ended December 31, 2023, from $9,367,000 for the year ended December 31, 2022, primarily due to decreased expenses related to our investment in technology of $1,187,000. In addition, office utilities and rent expenses decreased $433,000 and $396,000, respectively, driven by decreased office space as we look to reduce our overhead spend.

48

AMERICAN COASTAL INSURANCE CORPORATION General and administrative expenses attributable to our personal lines operating segment decreased by $13,303,000, or 42.5%, to $17,979,000 for the year ended December 31, 2023, from $31,282,000 for the year ended December 31, 2022, driven by the one-time impairment of goodwill totaling $10,156,000 in 2022. There was no similar impairment during 2023. ANALYSIS OF FINANCIAL CONDITION The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our accompanying consolidated financial statements and related notes in Part II, Item 8 in this Form 10-K. Investments The primary goals of our investment strategy are to preserve capital, maximize after-tax investment income, maintain liquidity and minimize risk. To accomplish our goals, we purchase debt securities in sectors that represent the most attractive relative value, and we maintain a moderate equity exposure. Limiting equity exposure manages risks and helps to preserve capital for two reasons: first, bond market returns are less volatile than stock market returns, and second, should the bond issuer enter bankruptcy liquidation, bondholders generally have a higher priority than equity holders in a bankruptcy proceeding. Our investment strategy is the same for both our commercial lines and personal lines operating segments. We must comply with applicable state insurance regulations that prescribe the type, quality and concentrations of investments our insurance subsidiaries can make; therefore, our current investment policy limits investment in non-investment-grade fixed maturities and limits total investment amounts in preferred stock, common stock and mortgage notes receivable. We do not invest in derivative securities. Large catastrophe losses such as Hurricane Ian in 2022 can present significant liquidity demands to the Company stemming from higher than normal frequency and severity of insurance claims. This can lead to the selling of securities that we intended to hold until maturity and realizing untimely gains or losses. Two outside asset management companies, which have authority and discretion to buy and sell securities for us, manage our investments subject to (i) the guidelines established by our Board of Directors and (ii) the direction of management. The Investment Committee of our Board of Directors reviews and approves our investment policy on a regular basis. Our cash and investment portfolios totaled $369,022,000 at December 31, 2023 compared to $340,905,000 at December 31, 2022. 49

AMERICAN COASTAL INSURANCE CORPORATION

The following table summarizes our investments, by type:

	December 31, 2023		December 31, 2022	
	Estimated Fair Value	Percent of Total	Estimated Fair Value	Percent of Total
U.S. government and agency securities	$ 27,432	7.4%	$ 2,385	0.7%
Foreign governments	—	—%	991	0.3%
States, municipalities and political subdivisions	23,865	6.5%	26,895	7.9%
Public utilities	5,134	1.4%	7,694	2.3%
Corporate securities	61,849	16.7%	83,343	24.4%
Mortgage-backed securities	46,310	12.5%	56,115	16.5%
Asset-backed securities	16,113	4.4%	27,259	8.0%
Total fixed maturities	180,703	48.9%	204,682	60.1%
Mutual fund	—	—%	15,657	4.6%
Total equity securities	—	—%	15,657	4.6%
Other investments	16,487	4.5%	3,675	1.1%
Total investments	197,190	53.4%	224,014	65.8%
Cash and cash equivalents	153,762	41.7%	70,903	20.7%
Restricted cash	18,070	4.9%	45,988	13.5%
Total cash, cash equivalents, restricted cash and investments	$369,022	100.0%	$340,905	100.0%

We classify all of our investments as available-for-sale. Our investments at December 31, 2023 and 2022 consisted mainly of U.S. government and agency securities, states, municipalities and political subdivisions, mortgage-backed securities and securities of investment-grade corporate issuers. Our equity holdings in 2022 consisted mainly of securities issued by companies in the financial, utilities and industrial sectors or mutual funds. We held no equities as of December 31, 2023. Most of the corporate bonds we hold reflected a similar diversification. At December 31, 2023, approximately 83.2% of our fixed maturities were U.S. Treasuries, or corporate bonds rated "A" or better, and 16.8% were corporate bonds rated "BBB" or "BB".

During the year ended December 31, 2022, as a result of UPC's plan of run-off, management determined that it was more likely than not that we would be required to sell a portion or all of our fixed-income securities attributable to the entity before recovery of their amortized cost basis. These securities were evaluated and none of the unrealized loss position was the result of a credit loss. As a result, we realized impairment losses of $22,718,000 on these securities. Total shareholders' equity (deficit) was not impacted by such charge; however, our net loss for the year ended December 31, 2022 worsened and other comprehensive income improved by $22,718,000, before tax impacts, in offsetting amounts. The impact on our net loss is captured within our discontinued operations.

Reinsurance

We follow industry practice of reinsuring a portion of our risks. Reinsurance involves transferring, or "ceding", all or a portion of the risk exposure on policies we write to another insurer, known as a reinsurer. To the extent that our reinsurers are unable to meet the obligations they assume under our reinsurance agreements, we remain primarily liable for the entire insured loss under the policies we write.

Our catastrophe reinsurance programs are designed primarily by utilizing third-party catastrophe modeling software and consulting with third-party reinsurance experts to project our exposure to catastrophe events. We

50

AMERICAN COASTAL INSURANCE CORPORATION evaluate modeled expected losses developed by the catastrophe modeling software using our risk portfolio data to estimate probable maximum losses (PML) across multiple return periods and the average annual loss. The Company monitors and manages its catastrophe risk using this model output along with other internal and external data sources, such as our historical loss experience and industry loss experience, to develop our view of catastrophe risk. Our catastrophe reinsurance coverages consists of three separate placements: 1. AmCoastal’s core catastrophe reinsurance program in effect June 1 through May 31, annually, which includes excess of loss and quota share treaties providing coverage for catastrophe losses from named or numbered windstorms and earthquakes; 2. AmCoastal’s all other perils catastrophe excess of loss agreement in effect January 1, through December 31, annually, which provides protection from catastrophe loss events other than named windstorms and earthquakes; and 3. IIC’s core catastrophe reinsurance program in effect June 1, through May 31, annually, which provides protection from all catastrophe losses. This reinsurance protection is an essential part of our catastrophe risk management strategy. It is intended to provide our stockholders an acceptable return on the risks assumed by our insurance entities, and to reduce variability of earnings, while providing surplus protection. Although reinsurance agreements contractually obligate our reinsurers to reimburse us for the agreed-upon portion of our gross paid losses, they do not discharge our primary liability. In the event one or more of our reinsurers fail to fulfill their obligation, the surplus of our statutory entities may decline, and we may not be able to fulfill our obligation to policyholders, or we may not be able to maintain compliance with various regulatory financial requirements. Additionally, we face the risk that actual losses incurred from one or more catastrophic events may be above the modeled expected loss resulting in losses exceeding our reinsurance coverage, which may result in a decline in surplus, and as a result we may not be able to fulfill our obligations to policyholders, or we may not be able to maintain compliance with various regulatory financial requirements. The details of our programs and likelihood of a catastrophic event exceeding these three coverages are outlined below. AmCoastal’s core catastrophe reinsurance program provides occurrence-based coverage up to an exhaustion point of approximately $1,100,000,000 for a first occurrence and $1,300,000,000 in the aggregate. Under this program, our retention on a first and second event is $10,000,000 each, plus $2,250,000 retained separately by our captive. AmCoastal’s program provides sufficient coverage for a 1-in-150-year return period, indicating that the probability of a single occurrence exceeding protection purchased is roughly 0.7% estimated by equally blending the AIR and RMS catastrophe models using long-term catalogs including demand surge. AmCoastal’s program also provides sufficient coverage for a 1-in-100-year event followed by a 1-in-50-year event in the same treaty year, the probability of which is less than 0.1%. While we believe these catastrophe models are very good tools and their output provides reasonable proxies for the probability of exhausting our reinsurance protections, they are imperfect so actual results could vary dramatically from those expected. AmCoastal’s all other perils catastrophe excess of loss agreement provides protection from catastrophe loss events other than named windstorms and earthquakes up to $101,000,000. This agreement provides sufficient coverage for a 1-in-250-year return period, indicating that the probability of a single occurrence exceeding protection purchased is no more than 0.4%. IIC’s core catastrophe reinsurance program provides coverage up to an exhaustion point of approximately $82,000,000 in the aggregate, with a retention of $3,000,000 per occurrence. Based on IIC’s PML, the program provides sufficient coverage for a 1-in-130 year return period, indicating the probability of a single occurrence 51

AMERICAN COASTAL INSURANCE CORPORATION

exceeding protection purchased is no more than 0.8%. IIC's program also provides sufficient coverage for a 1-in-100-year event followed by a 1-in-50-year event in the same treaty year, the probability of which is less than 0.1%.

Effective December 15, 2023, we agreed to commute a private reinsurer's share of core catastrophe reinsurance coverage and replace this gap in coverage with new coverage provided by one of our other private reinsurers. This transaction resulted in additional expense of approximately $6,300,000 for the year ended December 31, 2023, but will result in decreased expense totaling $14,300,000 during the first half of 2024, resulting in a net economic benefit of approximately $8,000,000 net of replacement coverage for the period December 15, 2023 through May 31, 2024.

During the third quarter of 2022, the Company's core catastrophe reinsurance program was impacted by Hurricane Ian. As a result, the Company has approximately $508 million of occurrence limit remaining for Hurricane Ian, all of which is attributable to AmCoastal only. After reinstatement premiums of approximately $15.4 million, the Company, with its former subsidiary UPC, has approximately $980 million of aggregate limit remaining for events subsequent to Hurricane Ian, based on our estimated ultimate net loss subject to the core catastrophe reinsurance program.

During the third quarter of 2022, one of our private reinsurers who held a 100% share of the $15,000,000 in excess of $15,000,000 layer on our all other perils catastrophe excess of loss agreement notified us of their intent to terminate the agreement due to the contractual provision regarding the change in UPC's statutory surplus being greater than 25%. We agreed to a termination and commutation date of September 30, 2022 for this contract. This change resulted in approximately $1,300,000 of ceded premium savings that would have otherwise been due in the fourth quarter of 2022 and the Company retaining all the risk for any non-hurricane catastrophe losses up to $30,000,000, excluding any quota share recoveries.

The table below outlines our quota share agreements in effect for the years ended December 31, 2023 and 2022. The impacts of these quota share agreements on our former subsidiary, UPC's financial statements are included in discontinued operations.

Reinsurer	Companies in Scope (1)	Effective Dates	Cession Rate	States in Scope
External third-party	AmCoastal	06/01/2023 - 06/01/2024	40% (2)	Florida
External third-party	UPC, FSIC & AmCoastal	06/01/2022 - 06/01/2023	10% (2)	Florida, Louisiana, Texas
TypTap	UPC	06/01/2022 - 06/01/2023	100% (3)	Georgia, North Carolina, South Carolina
External third-party	UPC, FSIC & AmCoastal	12/31/2021 - 12/31/2022	8% (2)	Florida, Louisiana, Texas
HCPCI	UPC	12/31/2021 - 06/01/2022	85%	Georgia, North Carolina, South Carolina
External third-party	UPC & FSIC	12/31/2021 - 12/31/2022	25% (4)	Florida, Louisiana, Texas
HCPCI / TypTap (5)	UPC	06/01/2021 - 06/01/2022	100% (3)	Connecticut, New Jersey, Massachusetts, Rhode Island
External third-party	UPC, FSIC & AmCoastal (6)	06/01/2021 - 06/01/2022	15% (2)	Florida, Georgia, Louisiana, North Carolina, South Carolina, Texas
IIC	UPC	12/31/2020 - 12/31/2022	100%	New York

52

AMERICAN COASTAL INSURANCE CORPORATION

(1) Effective May 31, 2022, FSIC was merged into UPC, with UPC being the surviving entity.
(2) This treaty provides coverage for all catastrophe perils and attritional losses incurred. For all catastrophe perils, the quota share agreement provides ground- up protection effectively reducing our retention for catastrophe losses.
(3) This treaty provides coverage on our in-force, new and renewal policies until these states are transitioned to HCPCI or TypTap upon renewal.
(4) This treaty provides coverage on non-catastrophe losses on policies in-force on the effective date of the agreement.
(5) Cessions are split 50% to HCPCI and 50% to TypTap.
(6) This treaty was amended effective December 31, 2020 to include AmCoastal.

Reinsurance costs as a percent of gross earned premium during the years ended December 31, 2023 and 2022 were as follows:

	2023	2022
Non-at-Risk	(0.4)%	(0.6)%
Quota Share	(20.7)	(13.2)
All Other	(34.7)	(35.9)
Total Ceding Ratio	(55.8)%	(49.7)%

Reinsurance costs as a percent of gross earned premium for our commercial lines and personal lines operating segments during the years ended December 31, 2023 and 2022 were as follows:

	Personal		Commercial	
	2023	2022	2023	2022
Non-at-Risk	(2.2)%	(1.1)%	(0.3)%	(0.5)%
Quota Share	—	—	(22.1)	(15.3)
All Other	(25.6)	(28.0)	(35.2)	(37.2)
Total Ceding Ratio	(27.8)%	(29.1)%	(57.6)%	(53.0)%

Please note that the sum of the percentages above will not reconcile to the consolidated percentages as they are calculated using each operating segments' gross earned premium rather than our consolidated gross earned premium.

We amortize our ceded unearned premiums over the annual agreement period, and we record that amortization in ceded premiums earned on our Consolidated Statements of Comprehensive Loss. The table below summarizes the amounts of our ceded premiums written under the various types of agreements, as well as the amortization of ceded unearned premiums:

	Year Ended December 31,		
	2023	2022	2021
Quota Share	$(201,315)	$ (53,010)	$ (75,277)
Excess-of-loss	(219,313)	(188,113)	(181,595)
Equipment, identity theft, and cyber security	(2,103)	(3,067)	(1,499)
Ceded premiums written	$(422,731)	$(244,190)	$(258,371)
Change in ceded unearned premiums	68,651	(21,833)	13,741
Ceded premiums earned	$(354,080)	$(266,023)	$(244,630)

53

AMERICAN COASTAL INSURANCE CORPORATION

The breakdown of our ceded premiums written under the various types of agreements, as well as the amortization of ceded unearned premiums for our commercial lines and personal lines operating segments can be seen in the tables below. These values can be reconciled to the table above.

Personal Lines Operating Segment

	Year Ended December 31,		
	2023	2022	2021
Excess-of-loss	(8,297)	(20,006)	(9,886)
Equipment, identity theft, and cyber security	(931)	(798)	(748)
Ceded premiums written	$ (9,228)	$(20,804)	$(10,634)
Change in ceded unearned premiums	(2,188)	74	3,060
Ceded premiums earned	$(11,416)	$(20,730)	$ (7,574)

Commercial Lines Operating Segment Impact

	Year Ended December 31,		
	2023	2022	2021
Quota Share	(201,315)	(53,010)	(75,277)
Excess-of-loss	(211,016)	(168,107)	(171,709)
Equipment, identity theft, and cyber security	(1,172)	(2,269)	(751)
Ceded premiums written	$(413,503)	$(223,386)	$(247,737)
Change in ceded unearned premiums	70,839	(21,907)	10,681
Ceded premiums earned	$(342,664)	$(245,293)	$(237,056)

Current year catastrophe losses disaggregated between named and numbered storms and all other catastrophe loss events are shown in the following table.

	Number of Events	Incurred Loss and Loss adjustment expense (LAE) (1)	Combined Ratio Impact
December 31, 2023			
Current period catastrophe losses incurred			
Named and numbered storms	2	$ 729	0.3%
All other catastrophe loss events	20	14,550	5.1%
Total	22	$15,279	5.4%
December 31, 2022			
Current period catastrophe losses incurred			
Named and numbered storms	2	$52,076	19.3%
All other catastrophe loss events	11	5,830	2.2%
Total	13	$57,906	21.5%
December 31, 2021			
Current period catastrophe losses incurred			
Named and numbered storms	4	$ 4,142	1.9%
All other catastrophe loss events	10	11,554	5.2%
Total	14	$15,696	7.1%

54

AMERICAN COASTAL INSURANCE CORPORATION

(1) Incurred loss and LAE is equal to losses and LAE paid plus the change in case and incurred but not reported reserves. Shown net of losses ceded to reinsurers. Incurred loss and LAE and number of events includes the development on storms during the year in which it occurred.

The impact of the current year catastrophes to our commercial lines and personal lines operating segments can be seen in the tables below. Please note that the catastrophe events may have impacted both operating segments. As a result, the sum of the number of events in the tables below will not reconcile to the consolidated number of events above. In addition, the combined ratio impact is calculated and sum of the ratios in the tables below will not reconcile to the ratios above.

Personal Lines Operating Segment Impact

	Number of Events	Incurred Loss and Loss adjustment expense (LAE) (1)	Combined Ratio Impact
December 31, 2023			
Current period catastrophe losses incurred			
Named and numbered storms	1	$ 129	0.4%
All other catastrophe loss events	13	2,367	8.0%
Total	14	$ 2,496	8.4%
December 31, 2022			
Current period catastrophe losses incurred			
Named and numbered storms	1	$ 8,903	17.7%
All other catastrophe loss events	11	5,618	11.1%
Total	12	$14,521	28.8%
December 31, 2021			
Current period catastrophe losses incurred			
Named and numbered storms	3	$ 3,984	8.3%
All other catastrophe loss events	7	2,182	4.6%
Total	10	$ 6,166	12.9%

(1) Incurred loss and LAE is equal to losses and LAE paid plus the change in case and incurred but not reported reserves. Shown net of losses ceded to reinsurers. Incurred loss and LAE and number of events includes the development on storms during the year in which it occurred.

55

AMERICAN COASTAL INSURANCE CORPORATION

Commercial Lines Operating Segment Impact

	Number of Events	Incurred Loss and Loss adjustment expense (LAE) [(1)]	Combined Ratio Impact
December 31, 2023			
Current period catastrophe losses incurred			
Named and numbered storms	1	$ 600	0.2%
All other catastrophe loss events	10	12,183	4.9%
Total	11	$12,783	5.1%
December 31, 2022			
Current period catastrophe losses incurred			
Named and numbered storms	2	$43,173	19.7%
All other catastrophe loss events	7	212	0.1%
Total	9	$43,385	19.8%
December 31, 2021			
Current period catastrophe losses incurred			
Named and numbered storms	4	$ 158	0.1%
All other catastrophe loss events	10	9,372	5.4%
Total	14	$ 9,530	5.5%

(1) Incurred loss and LAE is equal to losses and LAE paid plus the change in case and incurred but not reported reserves. Shown net of losses ceded to reinsurers. Incurred loss and LAE and number of events includes the development on storms during the year in which it occurred.

See Note 10 in our Notes to Consolidated Financial Statements for additional information regarding our reinsurance program.

Unpaid Losses and Loss Adjustments

We generally use the term "loss(es)" to collectively refer to both loss and LAE. We establish reserves for both reported and unreported unpaid losses that have occurred at or before the balance sheet date for amounts we estimate we will be required to pay in the future, including provisions for claims that have been reported but are unpaid at the balance sheet date and for obligations on claims that have been incurred but not reported at the balance sheet date. Our policy is to establish these loss reserves after considering all information known to us at each reporting period. At any given point in time, our loss reserve represents our best estimate of the ultimate settlement and administration costs of our insured claims incurred and unpaid.

Unpaid losses and LAE totaled $370,221,000 and $842,958,000 as of December 31, 2023 and 2022, respectively. Of this total, $347,738,000 and $816,489,000 is related to our commercial lines operating segment, respectively. The remaining $22,483,000 and $26,469,000 is related to our personal lines operating segment, respectively. On a consolidated basis, this balance has decreased from year end as we continue to settle claims related to Hurricane Ian which made landfall in the third quarter of 2022.

Since the process of estimating loss reserves requires significant judgment due to a number of variables, such as fluctuations in inflation, judicial decisions, legislative changes and changes in claims handling procedures, our ultimate liability will likely differ from these estimates. We revise our reserve for unpaid losses

56

AMERICAN COASTAL INSURANCE CORPORATION as additional information becomes available, and reflect adjustments, if any, in our earnings in the periods in which we determine the adjustments as necessary. See Note 11 in our Notes to Consolidated Financial Statements for additional information regarding our losses and LAE. Discontinued Operations On February 10, 2023, we announced that a solvent run-off for UPC was unlikely and on February 27, 2023, UPC was placed into receivership with the Florida Department of Financial Services (DFS) which divested our ownership of UPC. As a result, UPC, as well as the activities related directly to supporting the business conducted by UPC, qualifies as a discontinued operation. We have recast our Consolidated Financial Statements to exclude the results of our discontinued operations, in conformity with the U.S. generally accepted accounting principles (GAAP). For more information regarding the results of our discontinued operations, see Note 3 in our Notes to Consolidated Financial Statements. LIQUIDITY AND CAPITAL RESOURCES We generate cash through premium collections, reinsurance recoveries, investment income, the sale or maturity of invested assets, the issuance of debt and the issuance of additional shares of our stock. We use our cash to pay reinsurance premiums, claims and related costs, policy acquisition costs, salaries and employee benefits, other expenses and stockholder dividends, acquire subsidiaries and pay associated costs, as well as to repay debts and purchase investments. As a holding company, we do not conduct any business operations of our own and, as a result, we rely on cash dividends or intercompany loans from our management subsidiaries to pay our general and administrative expenses. Insurance regulatory authorities heavily regulate our insurance subsidiaries, including restricting any dividends paid by our insurance subsidiaries and requiring approval of any management fees our insurance subsidiaries pay to our management subsidiaries for services rendered; however, nothing restricts our non- insurance company subsidiaries from paying us dividends other than state corporate laws regarding solvency. Our management subsidiaries pay us dividends primarily using cash from the collection of management fees from our insurance subsidiaries, pursuant to the management agreements in effect between those entities. In accordance with state laws, our insurance subsidiaries may pay dividends or make distributions out of that part of their statutory surplus derived from their net operating profit and their net realized capital gains. The RBC guidelines published by the NAIC may further restrict our insurance subsidiaries’ ability to pay dividends or make distributions if the amount of the intended dividend or distribution would cause their respective surplus as it regards policyholders to fall below minimum RBC guidelines. See Note 16 in our Notes to Consolidated Financial Statements and Part II, Item 5 for additional information. During the year ended December 31, 2023, we made no capital contributions to our subsidiaries. During the year ended December 31, 2022, we contributed $81,000,000 and $11,200,000 to our former insurance subsidiaries, UPC and FSIC, respectively. The contribution made to FSIC was made prior to the merging of FSIC into UPC. In addition, we contributed $9,574,000 to our reinsurance subsidiary, UPC Re. During the year ended December 31, 2021, we contributed $17,000,000, $8,000,000 and $17,500,000 to our former insurance subsidiaries, UPC, FSIC, and ACIC, respectively. During 2022, we received a dividend of $26,000,000 from ACIC. During February 2021, we received a dividend of $3,500,000 from IIC. 57

AMERICAN COASTAL INSURANCE CORPORATION In September 2023, the Company entered into an equity distribution agreement (the “Agreement”) with Raymond James & Associates, Inc., as agent (the “Agent”), relating to the issuance and sale from time to time by the Company, through the Agent, of up to 8,000,000 shares of the Company’s common stock, par value $0.0001 per share (the “Shares”). Sales of the Shares under the Agreement will be made in sales deemed to be “at the market offerings”. The Agent is not required to sell any specific amount of Shares but agreed to act as the Company’s sales agent for a commission equal to 3.0% of the gross proceeds from the sales of the Shares. As of December 31, 2023, 3,373,000 shares had been sold under the Agreement resulting in commissions paid of approximately $829,000 and net proceeds of approximately $26,792,000 and as of the date of this filing, approximately 4,373,000 shares have been sold under the agreement resulting in commissions paid of approximately $1,181,000 and net proceeds of approximately $38,190,000. The Agreement will terminate upon the issuance and sale of all Shares subject to the Agreement, or the Agreement may be suspended or discontinued at any time. The Company does not plan to sell additional shares under the at-the-market program during the first half of 2024. On December 13, 2017, we issued $150,000,000 of senior notes (Senior Notes) that will mature on December 15, 2027 and bear interest at a rate equal to 6.25% per annum payable semi-annually on each June 15 and December 15, commencing June 15, 2018. The Senior Notes are senior unsecured obligations of the Company. We may redeem the Senior Notes at our option, at any time and from time to time in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Senior Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon from the date of redemption to the date that is three months prior to maturity. On and after that date, we may redeem the Senior Notes at par. On December 8, 2022, the Kroll Bond Rating Agency, LLC announced a downgrade of our issuer and debt ratings BBB- to BB+. As a result, pursuant to our agreement, the interest rate of our Senior notes increased from 6.25% to 7.25% effective on June 15, 2023. As a result of claim activity from the current and prior years, we have an obligation related to the unpaid policyholder losses and unpaid loss adjustment expenses associated with the settling of these claims. As of December 31, 2023, our total obligation related to these claim payments was $370,221,000, of which we estimate $132,176,000 to be short-term in nature (due in less than twelve months), based upon our cumulative claims paid over the last 22 years. While we believe that historical performance of loss payment patterns is a reasonable source for projecting future claim payments, there is inherent uncertainty in this estimated projected settlement, and as a result these estimates will differ, perhaps significantly, from actual future payments. In addition to our unpaid loss and loss adjustment expenses, as of December 31, 2023 we have outstanding debt obligations related to our notes payable totaling $150,000,000. This is exclusive of interest costs, which we estimate will total $43,500,000 over the life of the debt, based on the current fixed interest rates of these notes. Our short-term obligation related to these notes payable total $10,875,000 in estimated interest payments and no principal payments. For more information regarding these outstanding notes, please see Note 12. In connection with entering into contracts with our outside vendors, we have minimum obligations due to our vendors over the life of the contracts. Our main vendor obligations are related to underwriting tools, claims and policy administration systems. Our total obligation related to these two categories of obligations are $1,394,000, and $591,000, respectively. Of these obligations, $697,000, and $285,000, respectively are short- term in nature. 58

AMERICAN COASTAL INSURANCE CORPORATION

Cash Flows for the Year Ended December 31, (in millions)


Operating
$(136.0)
$(173.1)
$(295.4)
2023
2022
2021
Investing
$(2.5)
$236.8
$251.4
2023
2022
2021
Financing
$26.8
$(25.4)
$(12.2)
2023
2022
2021

Operating Activities

The principal cash inflows from our operating activities come from premium collections, reinsurance recoveries and investment income. The principal cash outflows from our operating activities are the result of claims and related costs, reinsurance premiums, policy acquisition costs and salaries and employee benefits. A primary liquidity concern with respect to these cash flows is the risk of large magnitude catastrophe events.

During the year ended December 31, 2023, we experienced cash outflows of $136,003,000 compared to outflows of $173,113,000 during the year ended December 31, 2022. This change in outflows was driven by an increase in net income of $485,333,000, net of adjustments to reconcile net income to cash. This was partially offset by a decrease in changes to our balance sheet operating assets and liabilities of $448,223,000. The change in net income can be attributed to a large net loss experienced by our former subsidiary, UPC, during 2022, as a result of Hurricane Ian exhausting our reinsurance coverage. The change in our operating assets and liabilities can be attributed to the placement of UPC into receivership in 2023 as a result of the loss above, divesting our ownership of UPC during 2023.

Investing Activities

The principal cash inflows from our investing activities come from repayments of principal, proceeds from maturities and sales of investments. We closely monitor and manage these risks through our comprehensive investment risk management process. The principal cash outflows relate to purchases of investments. Additional cash outflows relate to the purchase of fixed assets. The primary liquidity concerns with respect to these cash flows are the risk of default by debtors and market disruption. During the year ended December 31, 2023, cash provided by investing activities decreased $239,379,000, driven by the divestiture of UPC which resulted in $232,582,000 in cash being removed.

Financing Activities

The principal cash inflows from our financing activities come from issuances of debt and other securities. The principal cash outflows come from repayments of debt and payments of dividends. The primary liquidity concern with respect to these cash flows is market disruption in the cost and availability of credit. We believe our current capital resources, together with cash provided from our operations, are sufficient to meet currently anticipated working capital requirements. During the year ended December 31, 2023, cash provided by financing

59

AMERICAN COASTAL INSURANCE CORPORATION activities increased by $52,159,000 due primarily to proceeds from the issuance of our common stock in 2023. This increase was partially offset by the return of capital related to our former noncontrolling interest of $18,335,000 during 2022 and a decrease in dividend payments of $2,589,000 since no dividends were declared in 2023. RECENT ACCOUNTING STANDARDS Please refer to Note 2(u) in our Notes to Consolidated Financial Statements for a discussion of recent accounting standards that may affect us. APPLICATION OF CRITICAL ACCOUNTING ESTIMATES The preparation of financial statements in conformity with GAAP requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining: • reserves for unpaid losses, • fair value of investments, • investment portfolio credit allowances, and • goodwill. In making these determinations, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance industry. It is reasonably likely that changes in these estimates could occur from time to time and result in a material impact on our consolidated financial statements. In addition, the preparation of our financial statements in accordance with GAAP prescribes when we may reserve for particular risks, including litigation exposures. Accordingly, our results for a given reporting period could be significantly affected if and when we establish a reserve for a major contingency. Therefore, the results we report in certain accounting periods may appear to be volatile and past results may not be indicative of results in future periods. Reserves for Unpaid Losses and LAE Reserves for unpaid losses and LAE represent the most significant accounting estimate inherent in the preparation of our financial statements. These reserves represent management’s best estimate of the amount we will ultimately pay for losses and we base the amount upon the application of various actuarial reserve estimation techniques as well as considering other material facts and circumstances known at the balance sheet date. As discussed in Note 11 in our Notes to Consolidated Financial Statements, we determine our ultimate losses by using multiple actuarial methods to determine an actuarial estimate within a relevant range of indications that we calculate using generally accepted actuarial techniques. Our selection of the actuarial estimate is influenced by the analysis of our historical loss and claims experience since inception. For each accident year, we estimate the ultimate incurred losses for both reported and unreported claims. In establishing this estimate, we reviewed the results of various actuarial methods discussed in Note 11 in our Notes to Consolidated Financial Statements. 60

AMERICAN COASTAL INSURANCE CORPORATION Fair Value of Investments Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We are responsible for the determination of fair value of financial assets and the supporting assumptions and methodologies. We use quoted prices from active markets and we use an independent third-party valuation service to assist us in determining fair value. We obtain only one single quote or price for each financial instrument. As discussed in Note 5 in our Notes to Consolidated Financial Statements, we value our investments at fair value using quoted prices from active markets, to the extent available. For securities for which quoted prices in active markets are unavailable, we use observable inputs such as quoted prices in inactive markets, quoted prices in active markets for similar instruments, benchmark interest rates, broker quotes and other relevant inputs. We also have investments in limited partnerships that require us to use the net asset value per share method of valuation to determine fair value. See “Item 7a. Quantitative and Qualitative Disclosures about Market Risk” for more information regarding the sensitivity of our fixed maturity portfolio to changes in interest rates. Investment Portfolio Credit Allowances For investments classified as available for sale, the difference between fair value and cost or amortized cost for fixed income securities is reported as a component of accumulated other comprehensive loss on our Consolidated Balance Sheet and is not reflected in our net loss of any period until reclassified to net loss upon the consummation of a transaction with an unrelated third party. We have a portfolio monitoring process to identify and evaluate each fixed income security whose carrying value may be impaired as the result of a credit loss. For each fixed-income security in an unrealized loss position, if we determine that we intend to sell the security or that it is more likely than not that we will be required to sell the security before recovery of the cost or amortized cost basis for reasons such as liquidity needs, contractual or regulatory requirements, the security’s entire decline in fair value is recorded in earnings. If our management decides not to sell the fixed-income security and it is more likely than not that we will not be required to sell the fixed-income security before recovery of its amortized cost basis, we evaluate whether the decline in fair value has resulted from credit losses or other factors. This is typically indicated by a change in the rating of the security assigned by a rating agency, and any adverse conditions specifically related to the security or industry, among other factors. If the assessment indicates that a credit loss may exist, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses will be recorded in earnings. Credit loss is limited to the difference between a security’s amortized cost basis and its fair value. Any additional impairment not recorded through an allowance for credit losses is recognized in other comprehensive loss. If the estimated recovery value is less than the amortized cost of the security, a credit loss exists and an allowance for the difference between the estimated recovery value and amortized cost is recorded in earnings. The portion of the unrealized loss related to factors other than credit remains classified in accumulated other comprehensive loss. If we determine that the fixed income security does not have sufficient cash flow or other information to estimate a recovery value for the security, we may conclude that the entire decline in fair value is deemed to be credit related and the loss is recorded in earnings. 61

AMERICAN COASTAL INSURANCE CORPORATION Due to the adoption of Accounting Standards Update (ASU) 2016-01 (ASU 2016-01) as of January 1, 2018, equity securities are reported at fair value with changes in fair value, including impairment write-downs, being recognized in the revenue section of our Consolidated Statements of Comprehensive Loss. See Note 2(b) in our Notes to Consolidated Financial Statements for further information regarding our credit loss testing. Measurement of Goodwill and Related Impairment Goodwill is the excess of cost over the estimated fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. We test goodwill for impairment by performing a quantitative assessment. Goodwill is impaired when it is determined that the carrying value of a reporting segment is in excess of the fair value of that reporting segment. The valuation methodologies utilized are subject to key judgments and assumptions that are sensitive to change. Estimates of fair value are inherently uncertain and represent only management’s reasonable expectation regarding future developments. Please refer to Note 2(k) and Note 9 in our Notes to Consolidated Financial Statements for further information regarding our measurement of Goodwill and Related Impairment. RELATED PARTY TRANSACTIONS There were no related party transactions for the years ended December 31, 2023, 2022 and 2021. Item 7A. Quantitative and Qualitative Disclosures About Market Risk Our investment objective is to preserve capital, maximize after-tax investment income, maintain liquidity and minimize risk. Our current investment policy limits investment in non-investment grade debt securities, and limits total investments in preferred stock, common stock and mortgage notes receivables. We also comply with applicable laws and regulations that further restrict the type, quality and concentration of our investments. In general, these laws and regulations permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, and preferred and common equity securities. Our investment policy was established by the Investment Committee of our Board of Directors and is reviewed regularly. Pursuant to this investment policy, our fixed-maturity portfolio is classified as available for sale and we report any unrealized gains or losses, net of deferred income taxes, as a component of other comprehensive loss within our stockholders’ equity (deficit). We do not hold any securities that are classified as held to maturity and we do not hold any securities for trading or speculation. We do not utilize any swaps, options, futures or forward contracts to hedge or enhance our investment portfolio. The unrealized gains or losses related to our equity securities are recorded on the income statement per the guidance in ASU 2016-01. INTEREST RATE RISK Fixed-income securities are sensitive to potential losses resulting from unfavorable changes in interest rates. We manage the risk by analyzing anticipated movements in interest rates and considering our future capital and liquidity requirements. 62

AMERICAN COASTAL INSURANCE CORPORATION The following table illustrates the impact of hypothetical changes in interest rates on the fair value of our fixed-income securities at December 31, 2023 and 2022: Hypothetical Change in Interest Rates Estimated Fair Value Change in Estimated Fair Value Percentage Increase (Decrease) in Estimated Fair Value 2023 300 basis point increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $161,844 $(18,859) (10.4)% 200 basis point increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 168,124 (12,579) (7.0) 100 basis point increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 174,408 (6,295) (3.5) Fair value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 180,703 — — 100 basis point decrease . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 186,989 6,286 3.5 200 basis point decrease . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 193,285 12,582 7.0 300 basis point decrease . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $199,580 $ 18,877 10.4% 2022 300 basis point increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $179,372 $(25,310) (12.4)% 200 basis point increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 187,803 (16,879) (8.2) 100 basis point increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 196,240 (8,442) (4.1) Fair value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 204,682 — — 100 basis point decrease . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 213,131 8,449 4.1 200 basis point decrease . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 221,586 16,904 8.3 300 basis point decrease . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $230,032 $ 25,350 12.4% Our calculations of the potential effects of hypothetical interest rate changes are based on several assumptions, including maintenance of the existing composition of fixed-income investments, and should not be considered indicative of future results. Based on our analysis, a 300-basis point decrease or increase in interest rates from the December 31, 2023 rates would have a material impact on our results of operations and cash flows in the event divesting of these holdings was necessary. However, we do not anticipate the need to sell securities in an unrealized loss position as of December 31, 2023. CREDIT RISK Credit risk can expose us to potential losses arising principally from adverse changes in the financial condition of the issuer of our fixed-maturity securities. We mitigate this risk by generally investing in investment grade securities and by diversifying our investment portfolio to avoid concentrations in any single issuer or market sector. 63

AMERICAN COASTAL INSURANCE CORPORATION The following table presents the composition of our fixed-income security portfolio by rating at December 31, 2023 and 2022: Comparable Rating Amortized Cost % of Total Amortized Cost Fair Value % of Total Fair Value 2023 AAA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 51,217 25.5% $ 45,272 25.1% AA+, AA, AA- . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 62,495 31.1 58,605 32.4 A+, A, A- . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 52,741 26.2 46,427 25.7 BBB+, BBB, BBB- . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34,298 17.1 30,213 16.7 BB+, BB, BB- . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 200 0.1 186 0.1 Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $200,951 100.0% $180,703 100.0% 2022 AAA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 60,189 25.3% $ 52,892 25.8% AA+, AA, AA- . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 39,834 16.8 34,917 17.1 A+, A, A- . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 86,587 36.4 74,131 36.3 BBB+, BBB, BBB- . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 50,277 21.1 42,034 20.5 BB+, BB, BB- . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 848 0.4 708 0.3 Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $237,735 100.0% $204,682 100.0% In addition, we are exposed to credit risk through our reinsurance program. Reinsurance contracts do not relieve us from our obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to us. We evaluate the financial condition of our reinsurers and monitor concentrations of credit risk to minimize our exposure to significant losses from reinsurer insolvencies. We also are exposed to credit risk through our outstanding premiums receivable balances. We evaluate the age of our premium receivables to minimize our exposure to significant losses due to nonpayment. After our evaluation of all credit risks described above, if we feel it is necessary, we record a credit loss allowance to address these credit risks. For more information regarding our credit loss allowance, please refer to Note 14. 64

AMERICAN COASTAL INSURANCE CORPORATION Item 8. Financial Statements and Supplementary Data REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the shareholders and the Board of Directors of American Coastal Insurance Corporation Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of American Coastal Insurance Corporation and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), stockholders’ equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America. Basis for Opinion These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relates. 65

AMERICAN COASTAL INSURANCE CORPORATION Liability for Unpaid Losses and Loss Adjustment Expense — Refer to Notes 2 and 11 to the Financial Statements Critical Audit Matter Description As a provider of property and casualty insurance, the Company establishes reserves for both reported and unreported unpaid losses that have occurred at or before the balance sheet date for amounts estimated which they will be required to pay in the future, including provisions for claims that have been reported but are unpaid at the balance sheet date and for obligations on claims that have been incurred but not reported at the balance sheet date (herein “loss reserves”). Due to the nature and unpredictability in both the severity and frequency of these events and their related claims, the Company uses a significant amount of judgment in estimating the loss reserves, including analyzing historical and industry loss data, claims frequency and severity, claims processing procedures, legislative enactments, judicial decisions and legal developments in imposition of damages, and general economic conditions, including inflation. Additionally, the Company engages independent actuarial specialists in order to assist management in establishing appropriate loss reserves. Given the subjectivity of estimating the projected losses to be incurred by the Company as it relates to both reported and unreported claims, performing audit procedures to evaluate whether the Company’s loss reserves were appropriately recorded as of December 31, 2023, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our actuarial specialists. How the Critical Audit Matter Was Addressed in the Audit Our audit procedures related to the loss reserves included the following, among others: • We tested the effectiveness of controls related to loss reserves, including management’s controls over the projection of settlement value of reported and unreported claims. • With assistance from our actuarial specialists, we developed an independent expected range of policy liabilities and unpaid claims reserves based on historical and industry claim development factors. • We evaluated the methods and assumptions used by management to estimate the loss reserves by: • Testing the underlying data that served as the basis for the actuarial analysis, including historical claims, to test that the inputs to the actuarial estimate were reasonable. • Holding discussions with management to discuss the Company’s ultimate recorded reserve actions and understand any trends that have been observed in the Company’s claims data. • Comparing management’s prior-year assumptions of expected development and ultimate loss to actuals incurred during the current year to identify potential bias in the determination of the loss reserves. Tax Impacts of Receivership – Discontinued Operations — Refer to Notes 1, 2, 3 and 15 to the Financial Statements Critical Audit Matter Description Effective February 27, 2023, insurance subsidiary, United Property & Casualty Insurance Company (UPC) was placed into receivership with the Florida Department of Financial Services (DFS), which divested the Company’s ownership of UPC and resulted in UPC being classified as a discontinued operation. During the year ended December 31, 2023, the Company evaluated its position based on continuing operations and determined that it 66

AMERICAN COASTAL INSURANCE CORPORATION was more likely than not that that they would be able to realize the benefits from deferred tax assets that had a valuation allowance against them as of December 31, 2022. On May 15, 2023, the Company entered into the Tax Memorandum with DFS, as a result of which, any benefit received from the use of UPC’s net operating losses by the Company are due to the DFS as receiver of UPC. Additionally, the Company engaged external specialists to assist management in recording its provisions and related deferred tax items. Given the complexity and unusual nature of the events related to the receivership and the fact that UPC is classified as discontinued operations, performing audit procedures to evaluate the Company’s accounting conclusions and related tax impacts required a high degree of auditor judgment and an and an increased extent of effort, including the need to involve professionals in our firm with expertise in income tax matters. How the Critical Audit Matter Was Addressed in the Audit With the assistance of professionals in our firm with expertise in income tax matters, we performed the following procedures, among others, related to the Company’s accounting conclusions and related tax impacts resulting from the receivership: • We evaluated whether the sources of management’s estimated taxable income were of the appropriate character and sufficient to utilize the deferred tax assets under the relevant tax law. • We evaluated the relevant factors documented by management to conclude the Company is able to utilize UPC’s net operating losses. • We assessed the reasonableness of the Company’s allocation of tax provision and attributes to discontinued operations. /s/ DELOITTE & TOUCHE LLP Tampa, Florida March 15, 2024 We have served as the Company’s auditor since 2018. 67

AMERICAN COASTAL INSURANCE CORPORATION Consolidated Balance Sheets December 31, 2023 2022 ASSETS Investments, at fair value: Fixed maturities, available-for-sale (amortized cost of $200,951 and $237,735, respectively) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 180,703 $ 204,682 Equity securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — 15,657 Other investments (amortized cost of $16,118 and $3,072, respectively) . . . . . . . . . . . . . 16,487 3,675 Total investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 197,190 224,014 Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 153,762 70,903 Restricted cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18,070 45,988 Total cash, cash equivalents and restricted cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 171,832 116,891 Accrued investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,104 1,605 Property and equipment, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,658 5,293 Premiums receivable, net (credit allowance of $51 and $32, respectively) . . . . . . . . 47,274 39,301 Reinsurance recoverable on paid and unpaid losses, net (credit allowance of $97 and $333, respectively) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 341,102 796,546 Ceded unearned premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 159,147 90,496 Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 59,476 59,476 Deferred policy acquisition costs, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25,041 52,369 Intangible assets, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9,323 12,770 Other assets, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 36,141 3,920 Assets held for disposal . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8,095 1,434,815 Total Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $1,060,383 $2,837,496 LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT) Liabilities: Unpaid losses and loss adjustment expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 370,221 $ 842,958 Unearned premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 293,057 258,978 Reinsurance payable on premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 317 30,503 Payments outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,116 2,000 Accounts payable and accrued expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 75,284 74,386 Operating lease liability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 776 1,689 Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,159 5,849 Notes payable, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 148,688 148,355 Liabilities held for disposal . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ — $1,654,817 Total Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 891,618 $3,019,535 Commitments and contingencies (Note 13) Stockholders’ Equity (Deficit): Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ — $ — Common stock, $0.0001 par value; 100,000,000 shares authorized; 46,989,089 and 43,492,256 issued, respectively; 46,777,006 and 43,280,173 outstanding, respectively . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5 4 Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 423,717 395,631 Treasury shares, at cost; 212,083 shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (431) (431) Accumulated other comprehensive loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (17,137) (30,947) Retained earnings (deficit) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (237,389) (546,296) Total Stockholders’ Equity (Deficit) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 168,765 $ (182,039) Total Liabilities and Stockholders’ Equity (Deficit) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $1,060,383 $2,837,496 See accompanying notes to consolidated financial statements. 68

AMERICAN COASTAL INSURANCE CORPORATION

Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31, 2023	2022	2021
REVENUE:			
Gross premiums written	$ 670,043	$ 572,343	$ 484,527
Change in gross unearned premiums	(34,079)	(36,974)	(18,768)
Gross premiums earned	635,964	535,369	465,759
Ceded premiums earned	(354,080)	(266,023)	(244,630)
Net premiums earned	281,884	269,346	221,129
Net investment income	10,574	7,673	5,901
Net realized investment gains (losses)	(6,808)	(6,483)	138
Net unrealized gains (losses) on equity securities	814	(1,968)	1,471
Other revenue	79	1,223	46
Total revenues	286,543	269,791	228,685
EXPENSES:			
Losses and loss adjustment expenses	62,861	134,805	89,051
Policy acquisition costs	83,346	95,318	93,199
Operating expenses	10,240	13,729	16,258
General and administrative expenses	29,489	42,281	31,420
Interest expense	10,875	9,483	9,303
Total expenses	196,811	295,616	239,231
Income (loss) before other income	89,732	(25,825)	(10,546)
Other income	2,239	10,343	129
Income (loss) before income taxes	91,971	(15,482)	(10,417)
Provision (benefit) for income taxes	9,773	24,522	(6,699)
Income (loss) from continuing operations, net of tax	$ 82,198	$ (40,004)	$ (3,718)
Income (loss) from discontinued operations, net of tax	227,713	(429,962)	(56,150)
Net income (loss)	$ 309,911	$ (469,966)	$ (59,868)
Less: Net loss attributable to NCI	—	(111)	(1,949)
Net income (loss) attributable to ACIC	$ 309,911	$ (469,855)	$ (57,919)
OTHER COMPREHENSIVE INCOME (LOSS):			
Change in net unrealized gains (losses) on investments	5,998	(56,600)	(18,267)
Reclassification adjustment for net realized investment losses (gains)	6,808	32,082	(3,567)
Income tax benefit related to items of other comprehensive income (loss)	—	49	5,264
Total comprehensive income (loss)	$ 322,717	$ (494,435)	$ (76,438)
Less: Comprehensive loss attributable to NCI	—	(164)	(2,295)
Comprehensive income (loss) attributable to ACIC	$ 322,717	$ (494,271)	$ (74,143)
Weighted average shares outstanding			
Basic	43,596,432	43,052,070	42,948,850
Diluted	44,388,804	43,052,070	42,948,850
Earnings available to ACIC common stockholders per share			
Basic			
Continuing operations	$ 1.89	$ (0.93)	$ (0.04)
Discontinued operations	$ 5.22	$ (9.98)	$ (1.31)
Total	$ 7.11	$ (10.91)	$ (1.35)
Diluted			
Continuing operations	$ 1.85	$ (0.93)	$ (0.04)
Discontinued operations	$ 5.13	$ (9.98)	$ (1.31)
Total	$ 6.98	$ (10.91)	$ (1.35)

See accompanying notes to consolidated financial statements.

69

AMERICAN COASTAL INSURANCE CORPORATION

Consolidated Statements of Stockholders' Equity (Deficit)

	Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (loss)	Retained Earnings (Deficit)	Stockholders' Equity (Deficit) Attributable to ACIC	NCI	Total Stockholders' Equity (Deficit)
	Shares	Amount							
December 31, 2020	43,075,877	$ 4	$393,122	$(431)	$ 9,693	$ (6,635)	$ 395,753	$ 21,846	$ 417,599
Net loss	—	—	—	—	—	(57,919)	(57,919)	(1,949)	(59,868)
Other comprehensive loss	—	—	—	—	(16,224)	—	(16,224)	(346)	(16,570)
Stock compensation	294,565	—	1,146	—	—	—	1,146	—	1,146
Cash dividends on common stock ($0.24 per common share)	—	—	—	—	—	(10,350)	(10,350)	—	(10,350)
December 31, 2021	43,370,442	4	394,268	(431)	(6,531)	(74,904)	312,406	19,551	331,957
Net loss	—	—	—	—	—	(469,855)	(469,855)	(111)	(469,966)
Other comprehensive loss	—	—	—	—	(24,416)	—	(24,416)	(53)	(24,469)
Return of Capital to NCI	—	—	—	—	—	1,052	1,052	(19,387)	(18,335)
Stock compensation	(90,269)	—	1,363	—	—	—	1,363	—	1,363
Cash dividends on common stock ($0.06 per common share)	—	—	—	—	—	(2,589)	(2,589)	—	(2,589)
December 31, 2022	43,280,173	4	395,631	(431)	(30,947)	(546,296)	(182,039)	—	(182,039)
Net income	—	—	—	—	—	309,911	309,911	—	309,911
Other comprehensive income, net	—	—	—	—	12,806	—	12,806	—	12,806
Impact of deconsolidation of discontinued operations	—	—	—	—	1,004	(1,004)	—	—	—
Stock compensation	123,744	—	1,294	—	—	—	1,294	—	1,294
Issuance of common stock	3,373,089	1	26,792	—	—	—	26,793	—	26,793
December 31, 2023	46,777,006	$ 5	$423,717	$(431)	$(17,137)	$(237,389)	$ 168,765	$ —	$ 168,765

See accompanying notes to consolidated financial statements.

70

AMERICAN COASTAL INSURANCE CORPORATION

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2023	2022	2021
OPERATING ACTIVITIES			
Net income (loss)	$ 309,911	$(469,966)	$ (59,868)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Depreciation and amortization, including goodwill impairment	10,626	23,312	11,768
Bond amortization and accretion	1,006	5,624	8,814
Net realized losses (gains) on investments	5,466	32,082	(3,567)
Net unrealized losses (gains) on equity securities	(2,884)	6,585	(3,237)
Provision for uncollectible premiums	(19)	(37)	108
Provision for uncollectible reinsurance recoverables	236	(40)	(177)
Provision for uncollectible notes receivable	—	—	20
Deferred income taxes, net	14,436	24,138	(22,816)
Stock based compensation	1,318	1,388	1,185
Payment receivable in connection with HCI renewal rights agreement	—	3,800	(3,800)
Stock issued in connection with HCI renewal rights agreement	—	—	(5,007)
Gain on sale of property and equipment	(588)	(12,888)	—
Fixed asset and intangible asset disposals	1,147	2,884	21
Gain on disposition of former subsidiary	(238,440)	—	—
Changes in operating assets and liabilities:			
Accrued investment income	83	234	1,384
Premiums receivable	16,048	(6,833)	8,065
Reinsurance recoverable on paid and unpaid losses	741,141	(634,248)	(175,787)
Ceded unearned premiums	(21,381)	217,603	(46,043)
Deferred policy acquisition costs, net	33,981	(20,413)	35,894
Other assets	(55,589)	(3,218)	20,898
Unpaid losses and loss adjustment expenses	(656,286)	862,488	(5,516)
Unearned premiums	(154,108)	(99,120)	(78,998)
Reinsurance payable on premiums	(46,967)	(188,729)	6,989
Payments outstanding	(68,703)	100,533	36,612
Accounts payable and accrued expenses	2,142	(1,755)	(14,915)
Lease liabilities	(913)	(245)	(377)
Other liabilities	(27,666)	(16,292)	(7,041)
Net cash used in operating activities	(136,003)	(173,113)	(295,391)
INVESTING ACTIVITIES			
Proceeds from sales, maturities and repayments of:			
Fixed Maturities	239,995	250,536	442,406
Equity Securities	40,436	750	12,691
Other Investments	2,418	2,825	72,462
Purchases of:			
Fixed Maturities	(37,780)	(25,545)	(198,553)
Equity Securities	(79)	(7,648)	(30,222)
Other Investments	(15,385)	(2,272)	(42,136)
Proceeds from sale of property and equipment	629	21,236	—
Cost of property, equipment and capitalized software acquired	(196)	(3,047)	(5,271)
Disposition of cash on divestiture of subsidiary	(232,582)	—	—
Net cash provided by (used in) investing activities	(2,544)	236,835	251,377
FINANCING ACTIVITIES			
Tax withholding payment related to net settlement of equity awards	(24)	(25)	(39)
Return of capital in connection with termination of noncontrolling interest	—	(18,335)	—
Repayments of borrowings	—	(4,441)	(1,817)
Dividends	—	(2,589)	(10,350)
Proceeds from issuance of common stock	26,793	—	—
Net cash provided by (used in) financing activities	26,769	(25,390)	(12,206)
Increase (decrease) in cash, cash equivalents and restricted cash, including cash classified as assets held for disposal	(111,778)	38,332	(56,220)
Cash, cash equivalents and restricted cash at beginning of period	283,610	245,278	301,498
Cash, cash equivalents and restricted cash at end of period	$ 171,832	$ 283,610	$ 245,278
Supplemental Cash Flows Information			
Interest paid	$ 10,875	$ 9,553	$ 9,534
Income taxes paid (refunded)	$ (10,569)	$ 2,487	$ (19,895)

See accompanying notes to consolidated financial statements.

71

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 1) ORGANIZATION, CONSOLIDATION AND PRESENTATION (a) Business American Coastal Insurance Corporation (referred to in this document as we, our, us, the Company or ACIC) is a property and casualty insurance holding company that sources, writes and services residential commercial and personal property and casualty insurance policies using a network of agents and two wholly- owned insurance subsidiaries. On July 10, 2023, we changed our corporate name from United Insurance Holdings Corp. to American Coastal Insurance Corporation. Our two insurance subsidiaries are Interboro Insurance Company (IIC), acquired via acquisition on April 29, 2016; and American Coastal Insurance Company (AmCoastal), acquired via merger on April 3, 2017. Our other subsidiaries include United Insurance Management, L.C. (UIM), a managing general agent; Skyway Claims Services, LLC (SCS), which provides claims adjusting services to our insurance companies; AmCo Holding Company, LLC (AmCo) which is a holding company subsidiary that consolidates its respective insurance company; BlueLine Cayman Holdings (BlueLine), which reinsures portfolios of excess and surplus policies; UPC Re, which provides a portion of the reinsurance protection purchased by our insurance subsidiaries when needed; Skyway Reinsurance Services, LLC, which provides reinsurance brokerage services for our insurance companies; Skyway Legal Services, LLC (SLS), which provides claims litigation services to our insurance companies; and Skyway Underwriters, LLC, a managing general agent that provides technological and distribution services to our insurance companies. Our primary products are commercial and homeowners’ residential property insurance. We currently offer commercial residential insurance in Florida. During 2022, we also wrote commercial residential insurance in South Carolina and Texas, however, effective May 1, 2022, we no longer write in these states. In addition, we write personal residential insurance in New York. During 2022, we wrote personal residential business in six other states; however on February 27, 2023, our former insurance subsidiary, United Property & Casualty Insurance Company (UPC) was placed into receivership with the Florida Department of Financial Services (DFS), which divested our ownership of UPC. The events leading to receivership and results of this subsidiary, now included within discontinued operations, are discussed in Note 3 below. Effective June 1, 2022, we merged our majority-owned insurance subsidiary, Journey Insurance Company (JIC) into AmCoastal, with AmCoastal being the surviving entity. JIC was formed in strategic partnership with a subsidiary of Tokio Marine Kiln Group Limited (Kiln) on August 30, 2018 and operated independently from AmCoastal prior to the merging of the entities. The Kiln subsidiary held a noncontrolling interest in JIC, which was terminated prior to the merger. We conduct our operations under two reportable segments, commercial residential property and casualty insurance policies (commercial lines) and personal residential property and casualty insurance policies (personal lines). Our chief operating decision maker is our President, who makes decisions to allocate resources and assesses performance at both segment levels, as well as at the corporate level. (b) Consolidation and Presentation We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP). While preparing our consolidated financial statements, we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, as well as reported amounts of revenues and expenses during the 72

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 reporting period. Accordingly, actual results could differ from those estimates. Reported amounts that require us to make extensive use of estimates include our reserves for unpaid losses and loss adjustment expenses, investments and goodwill. Except for the captions on our Consolidated Balance Sheets and Consolidated Statements of Comprehensive Loss, we generally use the term loss(es) to collectively refer to both loss and loss adjustment expenses. We include all of our subsidiaries in our consolidated financial statements, eliminating intercompany balances and transactions during consolidation. As described in Note 2, our former subsidiary, UPC, and activities related directly to supporting the business conducted by UPC qualified as discontinued operations. 2) SIGNIFICANT ACCOUNTING POLICIES (a) Cash, cash equivalents, and restricted cash Our cash, cash equivalents, and restricted cash include demand deposits with financial institutions, cash that is held in trust for assumed business, cash held in deposit accounts to satisfy state statutory deposit requirements, and short-term, highly liquid instruments with original maturities of three months or less when purchased. (b) Investments We currently classify all of our investments in fixed maturities and short-term investments as available-for-sale, and report them, our equity securities and limited partnership investments at fair value. Subsequent to our acquisition of available-for-sale securities, we record changes in value through the date of disposition as unrealized holding gains and losses, net of tax effects, and include them as a component of comprehensive loss. We include realized gains and losses, which we calculate using the specific-identification method for determining the cost of securities sold, in net loss. We amortize any premium or discount on fixed maturities over the remaining maturity period of the related securities using the effective interest method, and we report the amortization in net investment income. We recognize dividends and interest income when earned. Quarterly, we perform an assessment of our investments to determine if any are impaired as the result of a credit loss. An investment is impaired when the fair value of the investment declines to an amount less than the cost or amortized cost of that investment. For each fixed-income security in an unrealized loss position, if we determine that we intend to sell the security or that it is more likely than not that we will be required to sell the security before recovery of the cost or amortized cost basis for reasons such as liquidity needs, contractual or regulatory requirements, the security’s entire decline in fair value is recorded in earnings. If our management decides not to sell the fixed-income security and it is more likely than not that we will not be required to sell the fixed-income security before recovery of its amortized cost basis, we evaluate whether the decline in fair value has resulted from credit losses or other factors. This is typically indicated by a change in the rating of the security assigned by a rating agency, and any adverse conditions specifically related to the security or industry, among other factors. If the assessment indicates that a credit loss may exist, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses will be recorded in earnings. Credit loss is limited to the difference between a security’s amortized cost basis and its fair value. Any additional impairment not recorded through an allowance for credit losses is recognized in other comprehensive loss. A large portion of our investment portfolio consists of fixed maturities, which may be adversely affected by changes in interest rates as a result of governmental monetary policies, domestic and international economic and 73

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 political conditions and other factors beyond our control. A rise in interest rates would decrease the net unrealized holding gains of our investment portfolio, offset by our ability to earn higher rates of return on funds reinvested. Conversely, a decline in interest rates would increase the net unrealized holding gains of our investment portfolio, offset by lower rates of return on funds reinvested. During the year ended December 31, 2022, as a result of UPC’s plan of run-off, management determined that it was more likely than not that we would be required to sell a portion or all of our fixed-income securities attributable to the entity before recovery of their amortized cost basis. These securities were evaluated and none of the unrealized loss position was the result of a credit loss. As a result, we realized impairment losses of $22,718,000 on these securities. Total shareholders’ equity (deficit) was not impacted by such charge; however, our net loss for the year ended December 31, 2022 worsened and other comprehensive income improved by $22,718,000, before tax impacts, in offsetting amounts. The impact on our net loss is captured within our discontinued operations. (c) Fair Value See Note 5 in our Notes to Consolidated Financial Statements for a discussion regarding the fair value measurement of our investments at December 31, 2023 and 2022. (d) Allowance for Expected Credit Losses See Note 14 in our Notes to Consolidated Financial Statements for a discussion regarding the allowance for expected credit losses at December 31, 2023 and 2022. (e) Premiums We recognize premiums as revenue, net of ceded reinsurance amounts, on a daily pro rata basis over the contract period of the related policies that are in force. For any portion of premiums not earned at the end of the reporting period, we record an unearned premium liability. Premiums receivable represents amounts due from our policyholders for billed premiums and related policy fees. We perform a policy-level evaluation to determine the extent to which the balance of premium receivable exceeds the balance of unearned premium. We then estimate expected credit losses based on historical trends, average default rates, current economic conditions, and reasonable and supportable forecasts of future economic conditions that affect the collectability of the reported amounts. Once these conditions have been examined, we establish an allowance for credit losses for any amounts not expected to be collected. When we receive payments on amounts previously charged off, we credit our expected credit loss expense in the period we receive the payment. The balances of our allowance for uncollectible premiums totaled $51,000 and $32,000 at December 31, 2023 and 2022, respectively. When we receive premium payments from policyholders prior to the effective date of the related policy, we record an advance premiums liability. On the policy effective date, we reduce the advance premiums liability and record the premiums as described above. (f) Policy Acquisition Costs We incur policy acquisition costs that vary with, and are directly related to, the production of new business. We capitalize policy acquisition costs to the extent recoverable, then we amortize those costs over the contract 74

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 period of the related policy. Such costs include, but are not limited to: incremental direct costs of contract acquisition, such as commissions; premium taxes; and other essential direct costs that would not have been incurred had a policy not been acquired or renewed. At each reporting date, we determine whether we have a premium deficiency. A premium deficiency would result if the sum of our expected losses, deferred policy acquisition costs, reinsurance costs, and policy maintenance costs (such as costs to store records and costs incurred to collect premiums and pay commissions) exceeded our related unearned premiums plus investment income. Should we determine that a premium deficiency exists, we would write off the unrecoverable portion of deferred policy acquisition costs and record a liability to the extent the deficiency exceeded the deferred policy acquisition costs. We did not have a premium deficiency at December 31, 2023 or 2022 related to our continuing operations. (g) Debt Issuance Costs We record our debt issuance costs associated with a recognized debt liability as a direct deduction from the carrying amount of the corresponding debt liability. These costs are then amortized over the life of the liability using the effective interest method. (h) Long-lived Assets i) Property and Equipment We record our property and equipment at cost less accumulated depreciation and amortization. We use the straight-line method of calculating depreciation over the estimated useful lives of the assets. We periodically review estimated useful lives and, where appropriate, we make changes prospectively. We charge maintenance and repair costs to expense as incurred. ii) Capitalized Software We capitalize certain direct development costs associated with internal-use software. We amortize the capitalized software costs related to our data warehouse, claims systems and policy administration systems over their expected seven-year useful lives. See Note 8 in our Notes to Consolidated Financial Statements for a discussion of our property, equipment and capitalized software that were held during 2023 and 2022. iii) Impairment of Long-lived Assets We annually review our long-lived assets, or more frequently when impairment indicators exist, including intangible assets, to determine if their carrying amounts are recoverable. If the non-discounted future cash flows expected to result from the use and eventual disposition of the assets are less than their carrying amounts, we reduce their carrying amounts to fair value and recognize an impairment loss. (i) Unpaid Losses and Loss Adjustment Expenses Our reserves for unpaid losses represent the estimated ultimate cost of settling all reported claims plus all claims we incurred related to insured events that have occurred as of the reporting date, but that policyholders have not yet reported to us. 75

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 We estimate our reserves for unpaid losses using individual case-basis estimates for reported claims and actuarial estimates for incurred but not reported (IBNR) claims, and we continually review and adjust our estimated losses as necessary based on our historical experience and as we obtain new information. If our unpaid loss reserves prove to be deficient or redundant, we increase or decrease the liability in the period in which we identify the difference, thereby impacting net loss. Though our estimate of the ultimate cost of settling all reported and unreported claims may change at any point in the future, a reasonable possibility exists that our estimate may vary significantly in the near term from the estimated amounts included in our consolidated financial statements. On our Consolidated Balance Sheets, we report our reserves for unpaid losses gross of the amounts related to unpaid losses recoverable from reinsurers. On our Consolidated Statements of Comprehensive Loss, we report losses net of amounts ceded to reinsurers. We do not discount our loss reserves for financial statement purposes. (j) Segment Reporting Operating segments are components of our business about which separate financial information is available and evaluated by our Chief Operating Decision Maker (CODM) in decisions regarding resource allocations and financial performance assessments. Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to each segment. Segments are determined based on differences in products, internal reporting, and how operational decisions are made. We disclose two operating segments, our commercial lines business and our personal lines business. We are required to report a measure of each of these segments profit or loss, certain revenue and expense items, and segment assets. We are also required to reconcile total segment profit or losses, total segment revenues, total segment assets, and other amounts disclosed for segments to the corresponding amounts in our consolidated financial statements. See Note 4 in our notes to Consolidated Financial Statements for the financial presentation of our operating segments. (k) Goodwill Goodwill is the excess of cost over the estimated fair value of net assets acquired. We attribute all goodwill associated with our acquisitions to two reporting segments. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The goodwill impairment process requires a comparison of the estimated fair value of a reporting segment to its carrying value. We test goodwill for impairment by performing a quantitative assessment. In performing the quantitative impairment test, we use a discounted cash flow valuation approach. The discounted cash flow valuation approach requires judgments about revenues, operating earnings projections, capital market assumptions and discount rates. The key inputs, judgments and assumptions necessary in determining estimated fair value of the reporting segment include projected operating earnings, current book value, the level of economic capital required to support the mix of business, long-term growth rates, comparative market multiples, control premium, the account value of in-force business, projections of new and renewal business, as well as margins on such business, the level of interest rates, credit spreads, equity market levels, and the discount rate that we believe is appropriate for the respective reporting segment. 76

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 The valuation methodology utilized is subject to key judgments and assumptions that are sensitive to change. Estimates of fair value are inherently uncertain and represent only management’s reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of our reporting segments could result in goodwill impairments in future periods which could materially adversely affect our results of operations or financial position. For the 2023 annual goodwill impairment tests we utilized the quantitative assessment for our commercial lines reporting segment, determining that the goodwill was not impaired for the reporting segment. For the 2022 annual goodwill impairment tests we utilized the quantitative assessment for our commercial lines reporting segment, determining that the goodwill was not impaired for the reporting segment. During the third quarter of 2022, as a result of the strategic decision to place UPC into an orderly runoff, we recognized an impairment of our personal lines reporting segment’s goodwill totaling $13,569,000 including $3,413,000 related to our discontinued operations. For the 2021 annual goodwill impairment tests, we utilized the qualitative assessment for our commercial lines reporting segment and both the qualitative and quantitative assessment for our personal lines reporting segment, determining that the goodwill was not impaired for either of our reporting segments. (l) Intangible Assets Identifiable intangible assets that are amortized generally represent the cost of client relationships, trade names and agency agreements acquired. In valuing these assets, we make assumptions regarding useful lives and projected growth rates, and significant judgment is required. We periodically review identifiable intangibles for impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the carrying amounts of the assets exceed their respective fair values, additional impairment tests are performed to measure the amount of the impairment loss, if any. Non-amortizing intangible assets generally represent the cost of insurance licenses acquired. Non-amortizing intangible assets are tested for impairment in the fourth quarter of each fiscal year by comparing the fair value of the licenses acquired to their carrying values. We established fair value for purposes of impairment testing using the income approach. If the carrying value of a license acquired exceeds its fair value, an impairment loss is recognized equal to that excess. During 2023, we disposed of licenses that we no longer held and evaluated all other intangible assets. During 2023, 2022 and 2021, we determined that the fair values of all remaining intangible assets were not impaired. (m) Leases We evaluate if a leasing arrangement exists upon inception of a contract. A contract contains a lease if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. Identified property, plant or equipment for all of our leases are physically distinct and explicitly identified. In addition, we assess whether a contract implicitly contains the right to control the use of a tangible asset that is not already owned. Our leases expire at various dates and may contain renewal options. Our leases do not contain termination options. The exercise of lease renewal options are at our sole discretion and are only included in the determination of the lease term if we are reasonably certain to exercise the option. Our lease agreements do not contain any material residual value guarantees or restrictive covenants. 77

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 Right-of-use assets and lease liabilities are based on the present value of the minimum lease payments over the lease term. We have elected the practical expedient related to lease and non-lease components, as an accounting policy election for our office equipment leases, which allows a lessee to not separate non-lease from lease components and instead account for consideration received in a contract as a single lease component. We have also elected the practical expedients to exclude leases considered to be short-term and with values that fall under our capitalization threshold. A portion of our lease agreements include variable lease payments which are not recorded in the initial measurement of the lease liability and right-of-use asset balances. Our office equipment lease agreements may include variable payments based on usage of the equipment. We utilized discount rates to determine the present value of the lease payments based on information available at the commencement date of the lease. We used an incremental borrowing rate based on factors such as lease term to determine the appropriate present value of future lease payments as the rate implicit in the lease is not always readily available. When determining the incremental borrowing rate, we considered the rate of interest we would pay on a secured borrowing in an amount equal to the lease payments for the underlying asset under similar terms. (n) Income Taxes We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect to recover or settle those temporary differences. Should a change in tax rates occur, we recognize the effect on deferred tax assets and liabilities in operations in the period that includes the enactment date. Refer to Note 15 for additional information. Realization of our deferred income tax assets depends upon our generation of sufficient future taxable income. We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. We recognize interest accrued related to uncertain tax benefits and penalties as income tax expense. As of December 31, 2023, we have no accrued penalties or interest related to uncertain tax benefits. In June 2022, we assessed our deferred tax position and believed it was more likely than not that the benefit from certain net operating loss (NOL) carryforwards, net capital operating loss carryforwards and other net deferred tax assets would not be realized. In recognition of this risk, we recorded a valuation allowance against these deferred tax assets as of June 30, 2022. During the second quarter of 2023, we evaluated our position based on the results of our continuing operations and determined that it is more likely than not that we will be able to realize the benefit from our NOL carryforwards and business tax credit carryforwards and reversed the valuation allowance on the deferred tax asset. Accordingly, as of December 31, 2023, we still have a valuation allowance on our net capital loss carryforwards and other net deferred tax assets. On May 15, 2023, we entered into the Tax Memorandum with DFS. As a result of this Memorandum, any benefit received from the use of UPC’s net operating losses are due to the DFS as receiver of UPC. The expense related to this remittance is presented within our provision for income taxes on our Consolidated Statements of Comprehensive Income (Loss), offsetting the tax benefit recognized. 78

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 On December 27, 2023, the Bermuda Government passed the Corporate Income Tax Act 2023, conforming to the OECD BEPS Pillar 2 framework. This act enacts a 15% corporate income tax that will generally become effective for Bermuda domiciled entities on or after January 1, 2025. The legislation defers the effective date until January 1, 2030 for so long as the consolidated group operates in six or fewer jurisdictions, has less than €50 million in tangible assets and none of its Bermuda entities are subject to the Income Inclusion Rule in any other jurisdiction. As of December 31, 2023, we are still evaluating this act to determine its applicability to the Company’s Bermuda domiciled entities. We do not expect a material impact on our results. On August 16, 2022, President Biden signed into law the Inflation Reduction Act (the IRA). The IRA contains $500 billion in new spending and tax breaks that aim to boost clean energy, reduce healthcare costs, and increase tax revenues. We reviewed the corporate tax impacts of the IRA and identified two provisions that needed further analysis to determine the impact to our business. First, the IRA established a corporate alternative minimum tax (CAMT) equal to 15% of average adjusted financial statement income (AFSI) over the CAMT foreign tax credit for the tax year. The CAMT is effective for tax years beginning after December 31, 2022 and only applies to corporations with an AFSI in excess of one billion dollars over three years. We are not subject to CAMT in 2023, due to this AFSI requirement. Second, the IRA imposes a nondeductible 1% excise tax on the net value of certain stock that a publicly- traded corporation repurchases occurring after December 31, 2022. To calculate the net value of a certain stock, the fair market value of the stock repurchased is reduced by the fair market value of the stock issued or provided to employees during that tax year. We did not repurchase stock in 2023 and do not anticipate the repurchase of stock in 2024, but would need to consider this excise tax if repurchases occur. We did not incur any material tax penalties or income-tax-related interest during the years ended December 31, 2023, 2022 or 2021. Tax penalties or income-tax-related interest incurred would be included in our provision (benefit) for income taxes on our Consolidated Statements of Comprehensive Income (Loss). (o) Advertising Costs We expense all advertising costs as an operating expense when we incur those costs. For the years ended December 31, 2023, 2022 and 2021, we incurred advertising costs of $33,000, $694,000, and $886,000, respectively. (p) Earnings Per Share (EPS) We report both basic earnings per share and diluted earnings per share. To calculate basic earnings per share, we divide net loss attributable to ACIC common stockholders (net loss less the net income (loss) attributable to NCI) by the weighted-average number of shares of common stock outstanding during the period. We calculate diluted earnings per share using the Treasury method by dividing net loss attributable to ACIC common stockholders by the weighted-average number of shares of common stock, common stock equivalents, and restricted shares outstanding during the period. Common share equivalents are only included when they are dilutive. (q) Concentrations of Risk Our current operations subject us to the following concentrations of risk: • a concentration of revenue because we write primarily property insurance policies; 79

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 • a concentration of revenue because we source 100% of our commercial lines business from AmRisc, LLC; • a geographic concentration resulting from the fact that, though we operated in several states historically, 100% of our commercial lines business is now in Florida and 100% of our personal lines business is now in New York. • a group concentration of credit risk with regard to our reinsurance recoverable, since all of our reinsurers engage in similar activities and have similar economic characteristics that could cause their ability to repay us to be similarly affected by changes in economic or other conditions; and • a concentration of credit risk with regard to our cash, because we choose to deposit all of our cash at five financial institutions. We mitigate our geographic and group concentrations of risk by entering into reinsurance contracts with financially-stable reinsurers, and by securing irrevocable letters of credit from reinsurers when necessary. With regard to our cash balances held at financial institutions, we had $168,317,000 and $116,891,000 in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits at December 31, 2023 and 2022, respectively. (r) Managing General Agent Fees and Policy Fees Our policy fees consist of the managing general agent (MGA) fee and a pay-plan fee. We defer MGA fees as unearned revenue and recognize revenue on a pro rata basis over the term of the underlying policies. We record pay-plan fees, which are charged to all policyholders that pay premium in more than one installment, as income when collected. We report all policy-related fees as other revenue on our Consolidated Statements of Comprehensive Loss. (s) Reinsurance We follow industry practice of reinsuring a portion of our risks. Reinsurance involves transferring, or “ceding”, all or a portion of the risk exposure on policies we write to another insurer, known as a reinsurer. To the extent that our reinsurers are unable to meet the obligations they assume under our reinsurance agreements, we remain liable for the entire insured loss. Our reinsurance agreements are short-term, prospective contracts. We record an asset, ceded unearned premiums, and a liability, reinsurance payable, for the entire contract amount upon commencement of our new reinsurance agreements. We amortize our ceded unearned premiums over the 12-month contract period. We record provisional ceding commissions that we receive in connection with our reinsurance contracts for the 2023, 2022 and 2021 underwriting years as an offset to deferred acquisitions costs. We record amounts recoverable from our reinsurers on paid losses plus an estimate of amounts recoverable on unpaid losses. The estimate of amounts recoverable on unpaid losses is a function of our liability for unpaid losses associated with the reinsured policies; therefore, the amount changes in conjunction with any changes to our estimate of unpaid losses. Though our estimate of amounts recoverable from reinsurers on unpaid losses may change at any point in the future because of its relation to our reserves for unpaid losses, a reasonable possibility exists that our estimate may change significantly in the near term from the amounts included in our consolidated financial statements. 80

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 We estimate uncollectible amounts receivable from reinsurers based on an assessment of factors including the creditworthiness of the reinsurers and the adequacy of collateral obtained, where applicable. As of December 31, 2023 and December 31, 2022, our ending credit loss allowance related to reinsurance recoverables was $97,000, and $333,000, respectively. (t) Assessments Pursuant to Florida Statute 631.57, the state has the ability to levy assessments against insurers. We record guaranty fund and other insurance-related assessments imposed upon us as an expense in the period the regulatory agency imposes the assessment. To recover Florida Insurance Guaranty Association (FIGA) assessments, we calculate and begin collecting a policy surcharge that will allow us to collect the entire assessment over a 12-month period, based on our estimate of the number of policies we expect to write. We then submit an information only filing to the insurance regulatory authority requesting formal approval of the policy FIGA surcharge. The process may be repeated in successive 12-month periods until we collect the entire assessment. We record the recoveries as revenue in the period that we collect the cash. While current regulations allow us to recover from policyholders the amount of assessments imposed upon us, our payment of the assessments and our recoveries may not offset each other in the same fiscal period in our consolidated financial statements. Where permitted by law or regulatory authority, we collect assessments imposed upon policyholders as a policy surcharge and we record the amounts collected as a liability until we remit the amounts to the regulatory agency that imposed the assessment. During 2023, we received an assessment notice from the Florida Insurance Guaranty Association (FIGA). This assessment will be 0.7% on direct written premium of all covered lines of business in Florida to cover the cost of an insurance company facing insolvency. This assessment is in addition to the 1.3% assessment, described below, and is recoupable from policyholders. During 2022, we received an assessment notice from FIGA. This assessment was 1.3% on direct written premium of all covered lines of business in Florida to cover the cost of an insurance company facing insolvency. (u) Discontinued Operations As described in Note 3, effective February 27, 2023, our former subsidiary, UPC, was placed into receivership with the DFS. This receivership divested our ownership of UPC. This disposal, as well as the activities related directly to supporting the business conducted by UPC were evaluated for qualification as a discontinued operation. The results of operations of business are reported as discontinued operations when the disposal represents a strategic shift that will have a major effect on the entity’s operations and financial results. When a business is identified for discontinued operations reporting: • Results for prior periods are retroactively reclassified as discontinued operations; • Results of operations are reported in a single line, net of tax, in the Consolidated Statements of Comprehensive Income (Loss); and • Assets and liabilities are reported as held for disposal in the Consolidated Balance Sheets Additional details by major classification of operating results and financial position are included in Note 3. 81

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 (v) Accounting Pronouncements Recently Adopted Policies In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes (ASU 2019-12). This update enhances and simplifies various aspects of the income tax guidance, including intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 is effective for annual reporting periods beginning after December 15, 2020, including interim periods within those fiscal years, with early adoption permitted. We adopted this guidance as of January 1, 2021. The newly adopted guidance did not have a material impact on our consolidated financial statements and related disclosures. Pending Policies In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280) Improvements to Reportable Segments Disclosures. This update requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024, with early adoption permitted. We do not intend to elect to early adopt and are assessing the impact of adopting this new accounting standard on our consolidated financial statements and related disclosures. In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures. This update amends the Codification to enhance the transparency and decision usefulness of income tax disclosures. This ASU requires additional disaggregation of the reconciliation between the statutory and effective tax rate for an entity and of income taxes paid, both of which are disclosures required by current GAAP. The amendments improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, with early adoption permitted. We do not intend to elect to early adopt and are assessing the impact of adopting this new accounting standard on our consolidated financial statements and related disclosures. 3) DISCONTINUED OPERATIONS On August 25, 2022, we announced that our former subsidiary UPC had filed plans for withdrawal in the states of Florida, Louisiana, and Texas and intended to file a plan for withdrawal in the state of New York. All filed plans entailed non-renewing personal lines policies in these states. Additionally, we announced that Demotech, an insurance rating agency, notified UPC of its intent to withdraw UPC’s Financial Stability Rating. On December 5, 2022, the FLOIR issued Consent Order No. 303643-22-CO that provided for the administrative supervision and approval of the plan of run-off for UPC (the “Consent Order”). The Consent Order provided formal approval of UPC’s Plan of Run-Off (the “Plan”) to facilitate a solvent wind down of its affairs in an orderly fashion. On February 10, 2023, we announced that a solvent run-off of UPC was unlikely, driven by Hurricane Ian losses which exhausted UPC’s reinsurance coverage. On February 27, 2023, UPC was placed into receivership with the DFS which divested our ownership of UPC. In the first quarter of 2023, the assets and liabilities of UPC were divested. In addition, activities provided by our entities, SCS, SLS and UIM, related directly to supporting the business conducted by UPC have been 82

AMERICAN COASTAL INSURANCE CORPORATION
Notes to Consolidated Financial Statements
December 31, 2023

included. The assets and liabilities for the balance sheet as of December 31, 2022 are retrospectively reclassified as held for disposal, and the results of UPC and activities related directly to supporting the business conducted by UPC are presented as discontinued operations for all periods presented.

The results from discontinued operations for the year ended December 31, 2023, 2022 and 2021 are presented below.

Results From Discontinued Operations

	Year Ended December 31,		
	2023	**2022**	**2021**
REVENUE:			
Gross premiums written	$(120,608)	$ 551,720	$ 844,918
Change in gross unearned premiums	198,154	136,094	97,766
Gross premiums earned	77,546	687,814	942,684
Ceded premiums earned	(48,203)	(494,534)	(574,052)
Net premiums earned	29,343	193,280	368,632
Net investment income	2,182	6,338	7,871
Net realized investment gains (losses)	1,343	(25,599)	3,429
Net unrealized gains (losses) on equity securities	2,080	(4,617)	1,766
Other revenue	2,717	16,229	24,144
Total revenue	37,665	185,631	405,842
EXPENSES:			
Losses and loss adjustment expenses	36,898	502,842	333,083
Policy acquisition costs	(1,522)	60,771	80,375
Operating expenses	5,170	29,903	39,999
General and administrative expenses	6,137	21,036	25,791
Interest expense	22	130	88
Total expenses	46,705	614,682	479,336
Loss before other income	(9,040)	(429,051)	(73,494)
Other income (loss)	(2,004)	52	54
Loss before income taxes	(11,044)	(428,999)	(73,440)
Provision (benefit) for income taxes	(317)	963	(17,290)
Loss from discontinued operations, net of tax	$ (10,727)	$(429,962)	$ (56,150)

As of February 28, 2023, the Company completed the disposal of its former subsidiary, UPC. This divestiture resulted in a gain of $238,440,000 for the year ended December 31, 2023. This gain was driven by the negative equity position of UPC.

83

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 The major classes of assets and liabilities transferred as a result of the transaction as of the date of transfer and December 31, 2022 are presented below. Major Classes of Assets and Liabilities Disposed Closing (1) December 31, 2022 ASSETS Fixed maturities, available-for-sale . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 1,380 $ 171,781 Equity securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 272 23,363 Other investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12,882 12,952 Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 224,824 158,990 Restricted cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7,758 7,730 Accrued investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 875 1,457 Premiums receivable, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22,733 46,736 Reinsurance recoverable on paid and unpaid losses, net . . . . . . . . . . . . . . . . . . . . 548,929 834,863 Ceded unearned premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 75,262 122,533 Deferred policy acquisition costs, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (89) (2,046) Other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 51,625 33,548 Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 946,451 $1,411,907 LIABILITIES Unpaid losses and loss adjustment expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 920,431 $1,103,980 Unearned premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 98,655 286,842 Reinsurance payable on premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12,612 29,394 Payments outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 144,238 213,058 Accounts payable and accrued expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,361 (872) Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,476 14,658 Notes payable, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4,118 4,118 Total Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $1,184,891 $1,651,178 (1) The Company divested its ownership on February 27, 2023, the date the DFS was appointed as receiver of the entity. In addition, the major classes of assets and liabilities remaining related to activities directly supporting the business conducted by UPC are outlined in the table below as of December 31, 2023 and 2022. Major Classes of Assets and Liabilities Held for Disposal December 31, 2023 December 31, 2022 ASSETS Property and equipment, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $8,095 $14,299 Deferred policy acquisition costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — 8,609 Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $8,095 $22,908 LIABILITIES Commissions Payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ — $ 987 Unearned Policy Fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — 2,652 Total Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ — $ 3,639 84

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 The Company incurred $3,441,000 of amortization related to capitalized software attributable to its discontinued operations during the year ended December 31, 2023. The Company incurred $3,413,000 of impairment related to goodwill and $1,440,000 of amortization related to capitalized software attributable to its discontinued operations during the year ended December 31, 2022. The Company incurred $2,349,000 of amortization related to capitalized software during the year ended December 31, 2021. There were no other noncash transactions for either period. 4) SEGMENT REPORTING Commercial Lines Business Our commercial lines business primarily provides commercial multi-peril property insurance for residential condominium associations and apartments in Florida, through our subsidiary AmCoastal. We include coverage to policyholders for loss or damage to buildings, inventory or equipment caused by covered causes of loss such as fire, wind, hail, water, theft and vandalism. We also wrote commercial residential coverage through our subsidiary JIC, in South Carolina and Texas. Effective June 1, 2022, JIC was merged into AmCoastal, with AmCoastal being the surviving entity. As a result, the commercial residential policies originally written by JIC were not renewed effective May 31, 2022. All of our commercial lines business is administered by an outside managing general underwriter, AmRisc, LLC (AmRisc). This includes handling the underwriting, claims processing and premium collection related to our commercial business. In return, AmRisc is reimbursed through monthly management fees. International Catastrophe Insurance Managers (ICAT) handled the underwriting and premium collection for JIC’s commercial business written in South Carolina and Texas and was also reimbursed through monthly management fees. Effective May 31, 2022, the Company terminated its agreement with ICAT. Personal Lines Business Our personal lines business provides structure, content and liability coverage for standard single-family homeowners, renters and condominium unit owners, through our subsidiary IIC. Personal residential products are offered in New York. We include coverage to policyholders for loss or damage to dwellings, detached structures or equipment caused by covered causes of loss such as fire, wind, hail, water, theft and vandalism. Please note the following similarities pertaining to the accounting and transactions of our operating segments for the years ended December 31, 2023, 2022 and 2021: • Both operating segments follow the accounting policies outlined in Note 2; • Neither operating segment experienced significant noncash transactions outside of depreciation and amortization for any years presented. 85

AMERICAN COASTAL INSURANCE CORPORATION
Notes to Consolidated Financial Statements
December 31, 2023

The tables below present the information for each of the reportable segments profit or loss for the years ended December 31, 2023, 2022 and 2021.

	Year Ended December 31, 2023			
	Commercial	Personal [1]	Adjustments	Consolidated
REVENUE:				
Gross premiums written	$ 635,709	$ 34,334	$ —	$ 670,043
Change in gross unearned premiums	(40,993)	6,914	—	(34,079)
Gross premiums earned	594,716	41,248	—	635,964
Ceded premiums earned	(342,664)	(11,416)	—	(354,080)
Net premiums earned	252,052	29,832	—	281,884
Net investment income	7,356	3,119	99	10,574
Net realized investment losses	(6,790)	(18)	—	(6,808)
Net unrealized gains on equity securities	813	—	1	814
Other revenue	—	79	—	79
Total revenues	253,431	33,012	100	286,543
EXPENSES:				
Losses and loss adjustment expenses	46,299	16,562	—	62,861
Policy acquisition costs	75,436	7,910	—	83,346
Operating expenses	3,008	6,809	423	10,240
General and administrative expenses	10,620	17,979	890	29,489
Interest expense	—	—	10,875	10,875
Total expenses	135,363	49,260	12,188	196,811
Income (loss) before other income	118,068	(16,248)	(12,088)	89,732
Other income (loss)	60	2,394	(215)	2,239
Income (loss) before income taxes	$ 118,128	$(13,854)	(12,303)	91,971
Provision for income taxes			9,773	9,773
Net income (loss)			$(22,076)	$ 82,198
Less: Net loss attributable to noncontrolling interests			—	—
Net income (loss) attributable to ACIC			$(22,076)	$ 82,198
Loss ratio, net [2][3]	18.4%	55.5%		22.3%
Expense ratio [2][4]	35.3%	109.6%		43.7%
Combined ratio [2][5]	53.7%	165.1%		66.0%

(1) Our personal lines income statement also includes amounts related to subsidiaries outside of our insurance companies. We have included these items as these subsidiaries directly support our personal lines operations.

(2) As these are calculated ratios, the addition of the ratios will not result in the same value as the consolidated ratio. To calculate the consolidated ratio please see the corresponding footnote below.

(3) Loss ratio, net is calculated as losses and LAE net of losses ceded to reinsurers, relative to net premiums earned. Management uses this operating metric to analyze our loss trends and believes it is useful for investors to evaluate this component separately from our other operating expenses.

(4) Expense ratio is calculated as the sum of all operating expenses less interest expense relative to net premiums earned. Management uses this operating metric to analyze our expense trends and believes it is useful for investors to evaluate these components separately from our loss expenses.

(5) Combined ratio is the sum of the loss ratio, net and expense ratio. Management uses this operating metric to analyze our total expense trends and believes it is a key indicator for investors when evaluating the overall profitability of our business.

86

AMERICAN COASTAL INSURANCE CORPORATION
Notes to Consolidated Financial Statements
December 31, 2023

	Year Ended December 31, 2022			
	Commercial	Personal [1]	Adjustments	Consolidated
REVENUE:				
Gross premiums written	$ 508,243	$ 64,100	$ —	$ 572,343
Change in gross unearned premiums	(44,029)	7,055	—	(36,974)
Gross premiums earned	464,214	71,155	—	535,369
Ceded premiums earned	(245,293)	(20,730)	—	(266,023)
Net premiums earned	218,921	50,425	—	269,346
Net investment income	5,861	1,759	53	7,673
Net realized investment gains (losses)	(6,511)	28	—	(6,483)
Net unrealized losses on equity securities	(1,966)	—	(2)	(1,968)
Other revenue	1,178	42	3	1,223
Total revenues	217,483	52,254	54	269,791
EXPENSES:				
Losses and loss adjustment expenses	87,143	47,662	—	134,805
Policy acquisition costs	80,996	14,322	—	95,318
Operating expenses	3,926	9,367	436	13,729
General and administrative expenses	9,579	31,282	1,420	42,281
Interest expense	—	1	9,482	9,483
Total expenses	181,644	102,634	11,338	295,616
Income (loss) before other income	35,839	(50,380)	(11,284)	(25,825)
Other income	2	(1,774)	12,115	10,343
Income (loss) before income taxes	$ 35,841	$ (52,154)	831	(15,482)
Provision for income taxes			24,522	24,522
Net income (loss)			$(23,691)	$ (40,004)
Less: Net loss attributable to noncontrolling interests			(111)	(111)
Net income (loss) attributable to ACIC			$(23,580)	$ (39,893)
Loss ratio, net [2] [3]	39.8%	94.5%		50.0%
Expense ratio [2] [4]	43.2%	109.0%		56.2%
Combined ratio [2] [5]	83.0%	203.5%		106.2%

(1) Our personal lines income statement also includes amounts related to subsidiaries outside of our insurance companies. We have included these items as these subsidiaries directly support our personal lines operations.

(2) As these are calculated ratios, the addition of the ratios will not result in the same value as the consolidated ratio. To calculate the consolidated ratio please see the corresponding footnote below.

(3) Loss ratio, net is calculated as losses and LAE net of losses ceded to reinsurers, relative to net premiums earned. Management uses this operating metric to analyze our loss trends and believes it is useful for investors to evaluate this component separately from our other operating expenses

(4) Expense ratio is calculated as the sum of all operating expenses less interest expense relative to net premiums earned. Management uses this operating metric to analyze our expense trends and believes it is useful for investors to evaluate these components separately from our loss expenses.

(5) Combined ratio is the sum of the loss ratio, net and expense ratio. Management uses this operating metric to analyze our total expense trends and believes it is a key indicator for investors when evaluating the overall profitability of our business.

87

AMERICAN COASTAL INSURANCE CORPORATION
Notes to Consolidated Financial Statements
December 31, 2023

	Year Ended December 31, 2021			
	Commercial	Personal [1]	Adjustments	Consolidated
REVENUE:				
Gross premiums written	$ 422,238	$ 62,289	$ —	$ 484,527
Change in gross unearned premiums	(11,975)	(6,793)	—	(18,768)
Gross premiums earned	410,263	55,496	—	465,759
Ceded premiums earned	(237,056)	(7,574)	—	(244,630)
Net premiums earned	173,207	47,922	—	221,129
Net investment income	4,764	1,091	46	5,901
Net realized investment gains (losses)	(34)	172	—	138
Net unrealized gains on equity securities	1,471	—	—	1,471
Other revenue	—	46	—	46
Total revenues	179,408	49,231	46	228,685
EXPENSES:				
Losses and loss adjustment expenses	54,718	34,333	—	89,051
Policy acquisition costs	80,198	13,001	—	93,199
Operating expenses	4,873	11,005	380	16,258
General and administrative expenses	7,599	22,135	1,686	31,420
Interest expense	—	1	9,302	9,303
Total expenses	147,388	80,475	11,368	239,231
Income (loss) before other income	32,020	(31,244)	(11,322)	(10,546)
Other income	1	128	—	129
Income (loss) before income taxes	$ 32,021	$(31,116)	(11,322)	(10,417)
Benefit for income taxes			(6,699)	(6,699)
Net income (loss)			$ (4,623)	$ (3,718)
Less: Net income attributable to noncontrolling interests			(1,949)	(1,949)
Net income (loss) attributable to ACIC			$ (2,674)	$ (1,769)
Loss ratio, net [2] [3]	31.6%	71.6%		40.3%
Expense ratio [2] [4]	53.5%	96.3%		63.7%
Combined ratio [2] [5]	85.1%	167.9%		104.0%

(1) Our personal lines income statement also includes amounts related to subsidiaries outside of our insurance companies. We have included these items, as these subsidiaries directly support our personal lines operations.

(2) As these are calculated ratios, the addition of the ratios will not result in the same value as the consolidated ratio. To calculate the consolidated ratio please see the corresponding footnote below.

(3) Loss ratio, net is calculated as losses and LAE net of losses ceded to reinsurers, relative to net premiums earned. Management uses this operating metric to analyze our loss trends and believes it is useful for investors to evaluate this component separately from our other operating expenses.

(4) Expense ratio is calculated as the sum of all operating expenses less interest expense relative to net premiums earned. Management uses this operating metric to analyze our expense trends and believes it is useful for investors to evaluate these components separately from our loss expenses.

(5) Combined ratio is the sum of the loss ratio, net and expense ratio. Management uses this operating metric to analyze our total expense trends and believes it is a key indicator for investors when evaluating the overall profitability of our business.

88

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 Depreciation and amortization related to our commercial lines operating segment totaled $3,247,000, $3,246,000, and $3,397,000 for the years ended December 31, 2023, 2022 and 2021 respectively. Depreciation and amortization related to our personal lines operating segment totaled $1,602,000, $14,446,000, and $5,070,000 for the years ended December 31, 2023, 2022 and 2021 respectively. December 31, 2022 includes $10,156,000 related to the impairment of goodwill. The tables below present the segment assets as of December 31, 2023 and 2022. Assets by Segment as of December 31, 2023 Commercial Personal Adjustments Total Assets by Segment before eliminations . . . . . . . . . . . . . . . . . $944,212 $ 195,120 $ (87,044) $1,052,288 Adjustment by Segment for eliminations . . . . . . . . . . . . . . . . (48,053) (110,021) 158,074 — Assets by Segment after eliminations . . . . . . . . . . . . . . . . . . . $896,159 $ 85,099 $ 71,030 $1,052,288 Assets by Segment as of December 31, 2022 Commercial Personal Adjustments Total Assets by Segment before eliminations . . . . . . . . . . . . . . . . . $1,588,385 $(149,816) $(35,888) $1,402,681 Adjustment by Segment for eliminations . . . . . . . . . . . . . . . (318,316) 279,119 39,197 — Assets by Segment after eliminations . . . . . . . . . . . . . . . . . . $1,270,069 $ 129,303 $ 3,309 $1,402,681 89

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 5) INVESTMENTS The following table details fixed maturity available-for-sale securities, by major investment category, at December 31, 2023 and 2022: Cost or Adjusted/ Amortized Cost Gross Unrealized Gains Gross Unrealized Losses Fair Value December 31, 2023 U.S. government and agency securities . . . . . . . . . . . . $ 27,489 $ 11 $ 68 $ 27,432 States, municipalities and political subdivisions . . . . . 26,336 9 2,480 23,865 Public utilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5,645 — 511 5,134 Corporate securities . . . . . . . . . . . . . . . . . . . . . . . . . . . 70,197 20 8,368 61,849 Mortgage-backed securities . . . . . . . . . . . . . . . . . . . . . 53,619 — 7,309 46,310 Asset-backed securities . . . . . . . . . . . . . . . . . . . . . . . . . 17,665 9 1,561 16,113 Total fixed maturities . . . . . . . . . . . . . . . . . . . . . . $200,951 $ 49 $20,297 $180,703 December 31, 2022 U.S. government and agency securities . . . . . . . . . . . . $ 2,490 $— $ 105 $ 2,385 Foreign government . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,000 — 9 991 States, municipalities and political subdivisions . . . . . 30,958 2 4,065 26,895 Public utilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8,936 — 1,242 7,694 Corporate securities . . . . . . . . . . . . . . . . . . . . . . . . . . . 99,062 20 15,739 83,343 Mortgage-backed securities . . . . . . . . . . . . . . . . . . . . . 65,251 — 9,136 56,115 Asset-backed securities . . . . . . . . . . . . . . . . . . . . . . . . . 30,038 9 2,788 27,259 Total fixed maturities . . . . . . . . . . . . . . . . . . . . . . $237,735 $ 31 $33,084 $204,682 Equity securities are summarized as follows at: December 31, 2023 December 31, 2022 Estimated Fair Value Percent of Total Estimated Fair Value Percent of Total Mutual funds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $— —% $15,657 100.0% Total equity securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $— —% $15,657 100.0% 90

AMERICAN COASTAL INSURANCE CORPORATION
Notes to Consolidated Financial Statements
December 31, 2023

When we sell investments, we calculate the gain or loss realized on the sale by comparing the sales price (fair value) to the cost or adjusted/amortized cost of the security sold. We determine the cost or adjusted/ amortized cost of the security sold using the specific-identification method. The following table details our realized gains (losses) by major investment category for the years ended December 31, 2023, 2022 and 2021:

	2023		2022		2021	
	Gains (Losses)	Fair Value at Sale [1]	Gains (Losses)	Fair Value at Sale [1]	Gains (Losses)	Fair Value at Sale [1]
Fixed maturities	$ 59	$22,011	$ 134	$ 38,268	$ 243	$74,007
Equity securities	165	5,786	—	—	—	—
Short-term investments	—	126	—	—	—	4,675
Other investments	3	1,151	—	—	—	—
Total realized gains	227	29,074	134	38,268	243	78,682
Fixed maturities	(6,370)	45,035	(6,617)	88,033	(105)	7,658
Equity securities	(665)	10,372	—	—	—	56
Total realized losses	(7,035)	55,407	(6,617)	88,033	(105)	7,714
Net realized investment gains (losses)	$(6,808)	$84,481	$(6,483)	$126,301	$ 138	$86,396

[1] Fair Value at sale includes maturities and paydowns executed at par value.

The table below summarizes our fixed maturities at December 31, 2023 by contractual maturity periods. Actual results may differ as issuers may have the right to call or prepay obligations, with or without penalties, prior to the contractual maturities of those obligations.

	December 31, 2023			
	Cost or Amortized Cost	Percent of Total	Fair Value	Percent of Total
Due in one year or less	$ 7,275	3.6%	$ 7,194	4.0%
Due after one year through five years	63,930	31.8%	60,795	33.6%
Due after five years through ten years	53,591	26.7%	46,295	25.6%
Due after ten years	4,871	2.4%	3,996	2.2%
Asset and mortgage-backed securities	71,284	35.5%	62,423	34.6%
Total	$200,951	100.0%	$180,703	100.0%

91

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 The following table summarizes our net investment income by major investment category: Year Ended December 31, 2023 2022 2021 Fixed maturities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 4,581 $6,164 $6,069 Equity securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 81 305 131 Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6,232 1,488 31 Other investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (68) 214 275 Investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10,826 8,171 6,506 Investment expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (252) (498) (605) Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $10,574 $7,673 $5,901 Portfolio monitoring We have a quarterly portfolio monitoring process to identify and evaluate each fixed-income security whose carrying value may be impaired as the result of a credit loss. For each fixed-income security in an unrealized loss position, if we determine that we intend to sell the security or that it is more likely than not that we will be required to sell the security before recovery of the cost or amortized cost basis for reasons such as liquidity needs, contractual or regulatory requirements, the security’s entire decline in fair value is recorded in earnings. If our management decides not to sell the fixed-income security and it is more likely than not that we will not be required to sell the fixed-income security before recovery of its amortized cost basis, we evaluate whether the decline in fair value has resulted from credit losses or other factors. This is typically indicated by a change in the rating of the security assigned by a rating agency, and any adverse conditions specifically related to the security or industry, among other factors. If the assessment indicates that a credit loss may exist, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses will be recorded in earnings. Credit loss is limited to the difference between a security’s amortized cost basis and its fair value. Any additional impairment not recorded through an allowance for credit losses is recognized in other comprehensive loss. During the year-ended December 31, 2023, we determined that none of our fixed-income securities shown in the table below that are in an unrealized loss position have declines in fair value that are reflected as a result of credit losses. Therefore, no credit loss allowance was recorded at December 31, 2023. The issuers of our debt security investments continue to make interest payments on a timely basis. We do not intend to sell, nor is it likely that we would be required to sell the debt securities before we recover our amortized cost basis. Equity securities are reported at fair value with changes in fair value recognized in the valuation of equity investments. 92

AMERICAN COASTAL INSURANCE CORPORATION
Notes to Consolidated Financial Statements
December 31, 2023

The following table presents an aging of our unrealized investment losses by investment class:

	Less Than Twelve Months			Twelve Months or More		
	Number of Securities[(1)]	Gross Unrealized Losses	Fair Value	Number of Securities[(1)]	Gross Unrealized Losses	Fair Value
December 31, 2023						
U.S. government and agency securities	9	$ 14	$19,943	2	$ 54	$ 1,430
States, municipalities and political subdivisions	4	12	2,052	44	2,468	20,571
Public utilities	—	—	—	12	511	5,134
Corporate securities	3	27	1,255	133	8,341	59,419
Mortgage-backed securities	2	14	807	117	7,295	45,502
Asset backed securities	4	6	1,354	43	1,555	14,074
Total fixed maturities	22	$ 73	$25,411	351	$20,224	$146,130
December 31, 2022						
U.S. government and agency securities	3	$ 105	$ 2,385	—	$ —	$ —
Foreign governments	1	9	991	—	—	—
States, municipalities and political subdivisions	21	540	7,306	31	3,525	18,853
Public utilities	8	193	2,286	4	1,049	5,408
Corporate securities	78	2,279	24,594	77	13,460	57,765
Mortgage-backed securities	48	1,282	15,259	80	7,854	40,856
Asset-backed securities	16	795	6,397	46	1,993	19,028
Total fixed maturities	175	$5,203	$59,218	238	$27,881	$141,910

(1) This amount represents the actual number of discrete securities, not the number of shares or units of those securities. The numbers are not presented in thousands.

Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on our Consolidated Balance Sheets at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1: Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that we can access.

Level 2: Assets and liabilities whose values are based on the following:

(a) Quoted prices for similar assets or liabilities in active markets;

(b) Quoted prices for identical or similar assets or liabilities in markets that are not active; or

93

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 (c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability. Level 3: Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect our estimates of the assumptions that market participants would use in valuing the assets and liabilities. We estimate the fair value of our investments using the closing prices on the last business day of the reporting period, obtained from active markets such as the NYSE, Nasdaq and NYSE American. For securities for which quoted prices in active markets are unavailable, we use a third-party pricing service that utilizes quoted prices in active markets for similar instruments, benchmark interest rates, broker quotes and other relevant inputs to estimate the fair value of those securities for which quoted prices are unavailable. Our estimates of fair value reflect the interest rate environment that existed as of the close of business on December 31, 2023 and 2022. Changes in interest rates subsequent to December 31, 2023 may affect the fair value of our investments. The fair value of our fixed maturities is initially calculated by a third-party pricing service. Valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of proprietary models, produce valuation information in the form of a single fair value for individual fixed income and other securities for which a fair value has been requested. The inputs used by the valuation service providers include, but are not limited to, market prices from recently completed transactions and transactions of comparable securities, interest rate yield curves, credit spreads, liquidity spreads, currency rates and other information, as applicable. Credit and liquidity spreads are typically implied from completed transactions and transactions of comparable securities. Valuation service providers also use proprietary discounted cash flow models that are widely accepted in the financial services industry and similar to those used by other market participants to value the same financial information. The valuation models take into account, among other things, market observable information as of the measurement date, as described above, as well as the specific attributes of the security being valued, including its term, interest rate, credit rating, industry sector and, where applicable, collateral quality and other issue or issuer specific information. Executing valuation models effectively requires seasoned professional judgment and experience. Any change in the estimated fair value of our fixed-income securities would impact the amount of unrealized gain or loss we have recorded, which could change the amount we have recorded for our investments and other comprehensive income (loss) on our Consolidated Balance Sheet as of December 31, 2023. 94

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 The following table presents the fair value of our financial instruments measured on a recurring basis by level at December 31, 2023 and 2022: Total Level 1 Level 2 Level 3 December 31, 2023 U.S. government and agency securities . . . . . . . . . . . . . . . . . . . . . . . . $ 27,432 $ — $ 27,432 $— States, municipalities and political subdivisions . . . . . . . . . . . . . . . . . 23,865 — 23,865 — Public utilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5,134 — 5,134 — Corporate securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 61,849 — 61,849 — Mortgage-backed securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 46,310 — 46,310 — Asset-backed securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16,113 — 16,113 — Total fixed maturities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 180,703 — 180,703 — Other investments (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14,004 — 14,004 — Total investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $194,707 $ — $194,707 $— December 31, 2022 U.S. government and agency securities . . . . . . . . . . . . . . . . . . . . . . . . $ 2,385 $ — $ 2,385 $— Foreign government . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 991 — 991 — States, municipalities and political subdivisions . . . . . . . . . . . . . . . . . 26,895 — 26,895 — Public utilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7,694 — 7,694 — Corporate securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 83,343 — 83,343 — Mortgage-backed securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 56,115 — 56,115 — Asset-backed securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27,259 — 27,259 — Total fixed maturities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 204,682 — 204,682 — Mutual Funds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15,657 15,657 — — Total equity securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15,657 15,657 — — Other investments (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 125 — 125 — Total investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $220,464 $15,657 $204,807 $— (1) Other long-term investments included in the fair value hierarchy exclude these other limited partnership interests that are measured at estimated fair value using the net asset value per share (or its equivalent) practical expedient. Certain financial assets and financial liabilities are measured at fair value on a non-recurring basis; this is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). There were no financial instruments measured on a non-recurring basis at December 31, 2023 and 2022. The carrying amounts for the following financial instrument categories approximate their fair values at December 31, 2023 and 2022, because of their short-term nature: cash and cash equivalents, accrued investment income, premiums receivable, reinsurance recoverable, reinsurance payable, other assets, and other liabilities. The carrying amount of our senior notes approximate fair value as the interest rates and terms are variable. We are responsible for the determination of fair value and the supporting assumptions and methodologies. We have implemented a system of processes and controls designed to provide assurance that our assets and 95

AMERICAN COASTAL INSURANCE CORPORATION
Notes to Consolidated Financial Statements
December 31, 2023

liabilities are appropriately valued. For fair values received from third parties, our processes are designed to provide assurance that the valuation methodologies and inputs are appropriate and consistently applied, the assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded.

At the end of each quarter, we determine whether we need to transfer the fair values of any securities between levels of the fair value hierarchy and, if so, we report the transfer as of the end of the quarter. During 2023, we transferred no investments between levels.

For our investments in U.S. government securities that do not have prices in active markets, agency securities, state and municipal governments, and corporate bonds, we obtain the fair values from our investment custodians, which use a third-party valuation service. The valuation service calculates prices for our investments in the aforementioned security types on a month-end basis by using several matrix-pricing methodologies that incorporate inputs from various sources. The model the valuation service uses to price U.S. government securities and securities of states and municipalities incorporates inputs from active market makers and inter-dealer brokers. To price corporate bonds and agency securities, the valuation service calculates non-call yield spreads on all issuers, uses option-adjusted yield spreads to account for any early redemption features, and adds final spreads to the U.S. Treasury curve at 3 p.m. (ET) as of quarter end. Since the inputs the valuation service uses in its calculations are not quoted prices in active markets, but are observable inputs, they represent Level 2 inputs.

Other investments

We acquired investments in limited partnerships, recorded in the other investments line of our Consolidated Balance Sheets and these investments are currently being accounted for at fair value utilizing a net asset value per share equivalent methodology.

The information presented in the table below is as of December 31, 2023 and 2022:

	Book Value	Unrealized Gain	Unrealized Loss	Fair Value
December 31, 2023				
Limited partnership investments [(1)]	$ 2,104	$379	$—	$ 2,483
Short-term investments	14,014	1	11	14,004
Total other investments	$16,118	$380	$ 11	$16,487
December 31, 2022				
Limited partnership investments [(1)]	$ 2,946	$604	$—	$ 3,550
Short-term investments	126	—	1	125
Total other investments	$ 3,072	$604	$ 1	$ 3,675

(1) Distributions will be generated from investment gains, from operating income, from underlying investments of the funds, and from liquidation of the underlying assets of the funds. We estimate that the underlying assets of the funds will be liquidated over the next few months to five years.

96

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 Restricted Cash We are required to maintain assets on deposit with various regulatory authorities to support our insurance operations. The cash on deposit with state regulators is available to settle insurance liabilities. We also use trust funds in certain reinsurance transactions. The following table presents the components of restricted assets: December 31, 2023 2022 Trust funds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $17,439 $45,364 Cash on deposit (regulatory deposits) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 631 624 Total restricted cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $18,070 $45,988 In addition to the cash held on deposit described above, we also have securities on deposit with regulators, which are presented within our Fixed Maturities or Other Investments lines on the Consolidated Balance Sheets, dependent upon if they are short-term or long-term in nature. The table below shows the carrying value of those securities held on deposit with regulators. December 31, 2023 2022 Invested assets on deposit (regulatory deposits) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $1,495 $2,616 6) EARNINGS PER SHARE Basic EPS is based on the weighted average number of common shares outstanding for the period, excluding any dilutive common share equivalents. Diluted EPS reflects the potential dilution resulting from the vesting of outstanding restricted stock awards, restricted stock units, performance stock units and stock options. The following table shows the computation of basic and diluted EPS for the years ended December 31, 2023, 2022 and 2021: Year Ended December 31, 2023 2022 2021 Numerator: Net income (loss) attributable to ACIC common stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 309,911 $ (469,855) $ (57,919) Denominator: Weighted-average shares outstanding . . . . . . . . . . . . . . . . . . . . . 43,596,432 43,052,070 42,948,850 Effect of dilutive securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 792,372 — — Weighted-average diluted shares . . . . . . . . . . . . . . . . . . . . . . . . 44,388,804 43,052,070 42,948,850 Earnings available to ACIC common stockholders per share Basic . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 7.11 $ (10.91) $ (1.35) Diluted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 6.98 $ (10.91) $ (1.35) 97

AMERICAN COASTAL INSURANCE CORPORATION
Notes to Consolidated Financial Statements
December 31, 2023

7) DEFERRED POLICY ACQUISITION COSTS

We anticipate that all remaining deferred policy acquisition costs will be fully recoverable in the near term. The table below depicts the activity with regard to deferred policy acquisition costs:

	2023	2022
Balance at January 1	$ 52,369	$ 40,447
Policy acquisition costs deferred	132,777	120,245
Amortization	(136,151)	(114,620)
Unearned ceding commission	(23,954)	6,297
Balance at December 31	$ 25,041	$ 52,369

8) PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	Year Ended December 31,	
	2023	2022
Computer hardware and software (software in progress of $ 0 and $ 82, respectively)	$ 7,925	$ 8,164
Office furniture and equipment	748	1,414
Leasehold improvements	311	753
Leased vehicles[(1)]	—	1,080
Total, at cost	8,984	11,411
Less: accumulated depreciation and amortization	(5,326)	(6,118)
Property and equipment, net	$ 3,658	$ 5,293

(1) Includes vehicles under financing leases. See Note 13 of these Notes to Consolidated Financial Statements for further information on leases.

Depreciation and amortization expense under property and equipment was $1,602,000, $4,703,000 and $5,527,000 for the years ended December 31, 2023, 2022 and 2021, respectively. Our depreciation and amortization expense can be fully attributed to our personal lines operating segments for these periods.

During the year ended December 31, 2023, we sold or disposed of leased vehicles totaling $1,069,000. The accumulated depreciation on these vehicles totaled $1,038,000 at the time of disposal. We realized a net gain on this disposal of $559,000. We disposed of computer hardware and software totaling $1,061,000. The accumulated depreciation on these systems totaled $379,000 at the time of disposal. In addition, we disposed of office furniture totaling $749,000 during the period. Accumulated depreciation at the time of this disposal totaled $702,000. During the year ended December 31, 2022, we disposed of computer hardware and software totaling $13,202,000, primarily related to the retirement of one of our policy systems for states in which we no longer write policies. The depreciation on these systems totaled $12,691,000 at the time of disposal. We also sold or disposed of leased vehicles totaling $1,222,000. The depreciation on these vehicles totaled $1,114,000 prior to disposal. The net gain on sale of these vehicles totaled $738,000. Finally, we sold three buildings and their related assets totaling $13,369,000. The depreciation on these buildings and related assets totaled $5,129,000 prior to disposal. The net realized gain on these sales totaled $12,164,000. Our depreciation and amortization

98

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 expense under property and equipment can be attributed fully to our personal lines operating segment for these periods. During the year ended December 31, 2021, we disposed of computer hardware and software totaling $1,961,000, primarily related to the retirement of one of our claim systems. This system was fully depreciated prior to disposal. These gains (losses) are reflected within other income on the Consolidated Statements of Comprehensive Income (Loss). 9) GOODWILL AND INTANGIBLE ASSETS Goodwill The carrying amount of goodwill at December 31, 2023 and 2022 was $59,476,000. The carrying amount of goodwill at December 31, 2021 was $69,632,000. For the 2023 annual goodwill impairment tests we utilized the quantitative assessment for our commercial lines reporting segment, determining that the goodwill was not impaired for the reporting segment. This testing took place during the fourth quarter of 2023. As a result of the strategic decision to place our former subsidiary UPC into an orderly runoff, we recognized an impairment of our personal lines reporting unit’s goodwill totaling $10,156,000 during the third quarter of 2022. Goodwill allocated to our commercial lines reporting segment was $59,476,000 at December 31, 2023 and 2022. There was no goodwill allocated to our personal lines reporting segment at December 31, 2023 and 2022. There was no additional goodwill acquired or disposed of during the years ended December 31, 2023, 2022 and 2021. Accumulated impairment related to goodwill was $10,156,000 at December 31, 2023 and 2022. There was no accumulated impairment related to goodwill at December 31, 2021. Intangible Assets The following is a summary of intangible assets excluding goodwill recorded as other assets on our Consolidated Balance Sheets at: December 31, 2023 December 31, 2022 Intangible assets subject to amortization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $8,125 $11,371 Indefinite-lived intangible assets(1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,198 1,399 Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $9,323 $12,770 (1) Indefinite-lived intangible assets are comprised of state insurance and agent licenses, as well as perpetual software licenses. 99

AMERICAN COASTAL INSURANCE CORPORATION
Notes to Consolidated Financial Statements
December 31, 2023

Intangible assets subject to amortization consisted of the following:

	Weighted-average remaining amortization period (in years)	Gross carrying amount	Accumulated amortization	Net carrying amount
2023				
Value of Business Acquired	—	$ 42,788	$ (42,788)	$ —
Agency agreements acquired	3.3	34,661	(26,738)	7,923
Trade names acquired	0.3	6,381	(6,179)	202
Total		$ 83,830	$ (75,705)	$ 8,125
2022				
Value of Business Acquired	—	$42,788	$(42,788)	$ —
Agency agreements acquired	4.3	34,661	(24,301)	10,360
Trade names acquired	1.3	6,381	(5,370)	1,011
Total		$ 83,830	$ (72,459)	$11,371

No impairment in the value of amortizing or non-amortizing intangible assets was recognized during the years ended December 31, 2023 and 2022, however, during the years ended December 31, 2023 and December 31, 2022, we disposed of intangible assets totaling $200,000 and $2,358,000, respectively.

Amortization expense of our intangible assets was $3,247,000, $3,247,000 and $3,555,000 for the years ended December 31, 2023, 2022 and 2021, respectively.

Estimated amortization expense of our intangible assets to be recognized by the Company over the next five years is as follows:

Year ending December 31,	Estimated Amortization Expense
2024	$2,641
2025	2,438
2026	2,438
2027	608
2028	—

10) REINSURANCE

Our catastrophe reinsurance programs are designed primarily by utilizing third-party catastrophe modeling software and consulting with third-party reinsurance experts to project our exposure to catastrophe events. We evaluate modeled expected losses developed by the catastrophe modeling software using our risk portfolio data to estimate probable maximum losses (PML) across multiple return periods and the average annual loss. The Company monitors and manages its catastrophe risk using this model output along with other internal and external data sources, such as our historical loss experience and industry loss experience, to develop our view of catastrophe risk.

100

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 Our catastrophe reinsurance coverages consists of three separate placements: 1. AmCoastal’s core catastrophe reinsurance program in effect June 1 through May 31, annually, which includes excess of loss and quota share treaties providing coverage for catastrophe losses from named or numbered windstorms and earthquakes; 2. AmCoastal’s all other perils catastrophe excess of loss agreement in effect January 1, through December 31, annually, which provides protection from catastrophe loss events other than named windstorms and earthquakes; and 3. IIC’s core catastrophe reinsurance program in effect June 1, through May 31, annually, which provides protection from all catastrophe losses. This reinsurance protection is an essential part of our catastrophe risk management strategy. It is intended to provide our stockholders an acceptable return on the risks assumed by our insurance entities, and to reduce variability of earnings, while providing surplus protection. Although reinsurance agreements contractually obligate our reinsurers to reimburse us for the agreed-upon portion of our gross paid losses, they do not discharge our primary liability. In the event one or more of our reinsurers fail to fulfill their obligation, the surplus of our statutory entities may decline, and we may not be able to fulfill our obligation to policyholders, or we may not be able to maintain compliance with various regulatory financial requirements. Additionally, we face the risk that actual losses incurred from one or more catastrophic events may be above the modeled expected loss resulting in losses exceeding our reinsurance coverage, which may result in a decline in surplus, and as a result we may not be able to fulfill our obligations to policyholders, or we may not be able to maintain compliance with various regulatory financial requirements. The details of our programs and likelihood of a catastrophic event exceeding these three coverages are outlined below. AmCoastal’s core catastrophe reinsurance program provides occurrence-based coverage up to an exhaustion point of approximately $1,100,000,000 for a first occurrence and $1,300,000,000 in the aggregate. Under this program, our retention on a first and second event is $10,000,000 each, plus $2,250,000 retained separately by our captive. AmCoastal’s program provides sufficient coverage for a 1-in-150-year return period, indicating that the probability of a single occurrence exceeding protection purchased is roughly 0.7% estimated by equally blending the AIR and RMS catastrophe models using long-term catalogs including demand surge. AmCoastal’s program also provides sufficient coverage for a 1-in-100-year event followed by a 1-in-50-year event in the same treaty year, the probability of which is less than 0.1%. While we believe these catastrophe models are very good tools and their output provides reasonable proxies for the probability of exhausting our reinsurance protections, they are imperfect so actual results could vary dramatically from those expected. AmCoastal’s all other perils catastrophe excess of loss agreement provides protection from catastrophe loss events other than named windstorms and earthquakes up to $101,000,000. This agreement provides sufficient coverage for a 1-in-250-year return period, indicating that the probability of a single occurrence exceeding protection purchased is no more than 0.4%. IIC’s core catastrophe reinsurance program provides coverage up to an exhaustion point of approximately $82,000,000 in the aggregate, with a retention of $3,000,000 per occurrence. Based on IIC’s PML, the program provides sufficient coverage for a 1-in-130 year return period, indicating the probability of a single occurrence exceeding protection purchased is no more than 0.8%. IIC’s program also provides sufficient coverage for a 1-in-100-year event followed by a 1-in-50-year event in the same treaty year, the probability of which is less than 0.1%. 101

AMERICAN COASTAL INSURANCE CORPORATION
Notes to Consolidated Financial Statements
December 31, 2023

Effective December 15, 2023, we agreed to commute a private reinsurer's share of core catastrophe reinsurance coverage and replace this gap in coverage with new coverage provided by one of our other private reinsurers. This transaction resulted in additional expense of approximately $6,300,000 for the year ended December 31, 2023.

During the third quarter of 2022, the Company's core catastrophe reinsurance program was impacted by Hurricane Ian. As a result, the Company has approximately $508 million of occurrence limit remaining for Hurricane Ian all of which is attributable to AmCoastal only. After reinstatement premiums of approximately $15.4 million, the Company, with its former subsidiary UPC, has approximately $980 million of aggregate limit remaining for events subsequent to Hurricane Ian, based on our estimated ultimate net loss subject to the core catastrophe reinsurance program.

During the third quarter of 2022, one of our private reinsurers who held a 100% share of the $15,000,000 in excess of $15,000,000 layer on our all other perils catastrophe excess of loss agreement notified us of their intent to terminate the agreement due to the contractual provision regarding the change in our former subsidiary UPC's statutory surplus being greater than 25%. We agreed to a termination and commutation date of August 22, 2022 for this contract. This change resulted in approximately $1,300,000 of ceded premium savings that would have otherwise been due in the fourth quarter of 2022 and the Company retaining all the risk for any non-hurricane catastrophe losses up to $30,000,000, excluding any quota share recoveries.

The table below outlines our quota share agreements in effect for the years ended December 31, 2023 and 2022. The impacts of these quota share agreements on our former subsidiary, UPC's financial statements are included in discontinued operations.

Reinsurer	Companies in Scope (1)	Effective Dates	Cession Rate	States in Scope
External third-party	AmCoastal	06/01/2023 - 06/01/2024	40% (2)	Florida
External third-party	UPC, FSIC & AmCoastal	06/01/2022 - 06/01/2023	10% (2)	Florida, Louisiana, Texas
TypTap	UPC	06/01/2022 - 06/01/2023	100% (3)	Georgia, North Carolina, South Carolina
External third-party	UPC, FSIC & AmCoastal	12/31/2021 - 12/31/2022	8% (2)	Florida, Louisiana, Texas
HCPCI	UPC	12/31/2021 - 06/01/2022	85%	Georgia, North Carolina, South Carolina
External third-party	UPC & FSIC	12/31/2021 - 12/31/2022	25% (4)	Florida, Louisiana, Texas
HCPCI / TypTap (5)	UPC	06/01/2021 - 06/01/2022	100% (3)	Connecticut, New Jersey, Massachusetts, Rhode Island
External third-party	UPC, FSIC & AmCoastal(6)	06/01/2021 - 06/01/2022	15% (2)	Florida, Georgia, Louisiana, North Carolina, South Carolina, Texas
IIC	UPC	12/31/2020 - 12/31/2022	100%	New York

102

AMERICAN COASTAL INSURANCE CORPORATION
Notes to Consolidated Financial Statements
December 31, 2023

(1) Effective May 31, 2022, FSIC was merged into UPC, with UPC being the surviving entity.
(2) This treaty provides coverage for all catastrophe perils and attritional losses incurred. For all catastrophe perils, the quota share agreement provides ground- up protection effectively reducing our retention for catastrophe losses.
(3) This treaty provides coverage on our in-force, new and renewal policies until these states are transitioned to HCPCI or TypTap upon renewal.
(4) This treaty provides coverage on non-catastrophe losses on policies in-force on the effective date of the agreement.
(5) Cessions are split 50% to HCPCI and 50% to TypTap.
(6) This treaty was amended effective December 31, 2020 to include AmCoastal.

Reinsurance recoverable at the balance sheet dates consists of the following:

	December 31,	
	2023	2022
Reinsurance recoverable on unpaid losses and LAE	$271,948	$732,341
Reinsurance recoverable on paid losses and LAE	69,154	64,205
Reinsurance recoverable[1]	$341,102	$796,546

(1) Our reinsurance recoverable balance is net of our allowance for expected credit losses. More information related to this allowance can be found in Note 14.

The following table depicts written premiums, earned premiums and losses, showing the effects that our reinsurance transactions have on these components of our Consolidated Statements of Comprehensive Loss:

	Year ended December 31,		
	2023	2022	2021
Premium written:			
Direct	$ 669,927	$ 532,818	$ 443,115
Assumed	116	39,525	41,412
Ceded	(422,731)	(244,190)	(258,371)
Net premium written	$ 247,312	$ 328,153	$ 226,156
Change in unearned premiums:			
Direct	$ (44,280)	$ (47,497)	$ (30,309)
Assumed	10,201	10,523	11,541
Ceded	68,651	(21,833)	13,741
Net decrease (increase)	$ 34,572	$ (58,807)	$ (5,027)
Premiums earned:			
Direct	$ 625,647	$ 485,321	$ 412,806
Assumed	10,317	50,048	52,953
Ceded	(354,080)	(266,023)	(244,630)
Net premiums earned	$ 281,884	$ 269,346	$ 221,129
Losses and LAE incurred:			
Direct	$ 136,707	$ 756,233	$ 77,515
Assumed	2,997	45,521	38,440
Ceded	(76,843)	(666,949)	(26,904)
Net losses and LAE incurred	$ 62,861	$ 134,805	$ 89,051

103

AMERICAN COASTAL INSURANCE CORPORATION
Notes to Consolidated Financial Statements
December 31, 2023

Ceded losses incurred decreased by $590,106,000 during the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily as a result of Hurricane Ian, which made landfall in Florida as a Category Four hurricane. We had no similar catastrophe related activity during 2023.

The following table highlights the effects that our reinsurance transactions have on unpaid losses and loss adjustment expenses and unearned premiums in our Consolidated Balance Sheets:

	December 31,		
	2023	2022	2021
Unpaid losses and LAE:			
Direct	$ 344,389	$ 829,862	$ 228,423
Assumed	25,832	13,096	22,219
Gross unpaid losses and LAE	370,221	842,958	250,642
Ceded	(271,948)	(732,341)	(176,183)
Net unpaid losses and LAE	$ 98,273	$ 110,617	$ 74,459
Unearned premiums:			
Direct	$ 293,057	$ 248,777	$ 201,280
Assumed	—	10,201	20,728
Gross unearned premiums	293,057	258,978	222,008
Ceded	(159,147)	(90,496)	(112,329)
Net unearned premiums	$ 133,910	$ 168,482	$ 109,679

11) LIABILITY FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSE (LAE)

We generally use the term loss(es) to collectively refer to both loss and LAE. We establish reserves for both reported and unreported unpaid losses that have occurred at or before the balance sheet date for amounts we estimate we will be required to pay in the future. Our policy is to establish these loss reserves after considering all information known to us at each reporting period. At any given point in time, our loss reserve represents our best estimate of the ultimate settlement and administration cost of our insured claims incurred and unpaid. Since the process of estimating loss reserves requires significant judgment due to a number of variables, such as fluctuations in inflation, judicial decisions, legislative changes and changes in claims handling procedures, our ultimate liability will likely differ from these estimates. We revise our reserve for unpaid losses as additional information becomes available, and reflect adjustments, if any, in our earnings in the periods in which we determine the adjustments are necessary.

General Discussion of the Loss Reserving Process

Reserves for unpaid losses fall into two categories: case reserves and reserves for claims incurred but not reported.

- Case reserves—When a claim is reported, we establish an automatic minimum case reserve for that claim type that represents our initial estimate of the losses that will ultimately be paid on the reported claim. Our initial estimate for each claim is based upon averages of loss payments for our prior closed claims made for that claim type. Then, our claims personnel perform an evaluation of the type of claim

104

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 involved, the circumstances surrounding each claim and the policy provisions relating to the loss and adjust the reserve as necessary. As claims mature, we increase or decrease the reserve estimates as deemed necessary by our claims department based upon additional information we receive regarding the loss, the results of on-site reviews and any other information we gather while reviewing the claims. • Reserves for losses incurred but not reported (IBNR reserves)—Our IBNR reserves include true IBNR reserves plus “bulk” reserves. Bulk reserves represent additional amounts that cannot be allocated to particular claims, but which are necessary to estimate ultimate losses on reported and unreported claims. We estimate our IBNR reserves by projecting the ultimate losses using the methods discussed below and then deducting actual loss payments and case reserves from the projected ultimate losses. We review and adjust our IBNR reserves on a quarterly basis based on information available to us at the balance sheet date. When we establish our reserves, we analyze various factors such as our historical loss experience and that of the insurance industry, claims frequency and severity, our business mix, our claims processing procedures, legislative enactments, judicial decisions and legal developments in imposition of damages, and general economic conditions, including inflation. A change in any of these factors from the assumptions implicit in our estimates will cause our ultimate loss experience to be better or worse than indicated by our reserves, and the difference could be material. Due to the interaction of the aforementioned factors, there is no precise method for evaluating the impact of any one specific factor in isolation, and an element of judgment is ultimately required. Due to the uncertain nature of any projection of the future, the ultimate amount we will pay for losses will be different from the reserves we record. However, in our judgment, we employ techniques and assumptions that are appropriate, and the resulting reserve estimates are reasonable, given the information available at the balance sheet date. To determine our ultimate losses, we first use multiple actuarial techniques to establish a range of reasonable estimates. These techniques are in line with actuarial standards of practice and actuarial literature. A brief overview of each of these techniques is provided below. We then make additional qualitative considerations for many of the previously mentioned factors and select a point within this range. These ultimate loss estimates include reserves for both reported and unreported claims. Estimation of the Reserves for Unpaid Losses and Allocated LAE We calculate our estimate of ultimate losses with the following actuarial methods. The methods are applied to paid and incurred loss data. Incurred losses are defined as paid losses plus case reserves. For our loss reserving process, the word “segment” refers to a subgrouping of our claims data, such as by geographic area and/or by particular line of business; it does not refer to operating segments. • Development Method—The development method is based upon the assumption that the relative change in a given year’s loss estimates from one evaluation point to the next is similar to the relative change in prior years’ reported loss estimates at similar evaluation points. In utilizing this method, actual annual historical loss data is evaluated. Loss development factors (LDFs) are calculated to measure the change in cumulative losses from one evaluation point to the next. These historical LDFs and comparable industry benchmark factors form the basis for selecting the LDFs used in projecting the current valuation of losses to an ultimate basis. When applied to incurred loss data, the implicit assumption is that the relative adequacy of case reserves has been consistent over time, and that there have been no material changes in the rate at which claims have been reported. Applying this method to paid losses avoids potential distortions in the data due to changes in case reserving methodology, but 105

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 also loses any potentially useful information contained in the current case reserves. The paid development method’s implicit assumption is that the rate of payment of claims has been relatively consistent over time. • Expected Loss Method—Ultimate loss projections are based upon a prior measure of the anticipated losses, usually relative to a measure of exposure (such as earned house years). An expected loss cost is applied to each year’s measure of exposure to determine estimated ultimate losses for that year. Actual losses are not considered in this calculation. Because the ultimate loss estimates do not change unless the exposures or loss costs change, this method has the advantage of being stable over time. However, the advantage of this stability is offset by a lack of responsiveness since this method does not consider actual loss experience as it emerges. This method assumes that the loss cost per unit of exposure is a good indication of ultimate losses. It can be entirely dependent on pricing assumptions (e.g., historical experience adjusted for loss trend). • Bornhuetter-Ferguson Method—The Bornhuetter-Ferguson (B-F) method is a credibility weighting procedure that blends the responsiveness of the Development Method with the stability of the Expected Loss Method by setting ultimate losses equal to actual losses plus the expected unreported losses which are based on the Expected Loss Method. As an experience year matures, actual losses gradually move closer to their ultimate levels so reliance on the Expected Loss Method can be reduced. • Paid-to-Paid Development Method—In addition to the aforementioned methods, we also rely upon the Paid-to-Paid Development Method to project ultimate unallocated loss adjustment expense (ULAE). Ratios of paid ULAE to paid loss and allocated loss adjustment expense are compiled by calendar year and a paid-to-paid ratio selection is made. The selected ratio is applied to the estimated IBNR amounts and one half of this ratio is applied to case reserves. This method is derived from rule of thumb that half of ULAE is incurred when a claim is opened and the other half is incurred over the remaining life of the claim. Reliance and Selection of Methods Each of these methods has its own strengths and weaknesses that depend upon the circumstances of the segment and the age of the claims experience we analyze. The nature of our book of business allows us to place substantial, but not exclusive, reliance on the loss development methods, and the selected LDFs, represent the most critical aspect of our loss reserving process. We use the same set of LDFs in the methods during our loss reserving process that we also use to calculate the premium necessary to pay expected ultimate losses. Reasonably-Likely Changes in Variables As previously noted, we evaluate several factors when exercising our judgment in the selection of the LDFs that ultimately drive the determination of our loss reserves. The process of establishing our reserves is complex and necessarily imprecise, as it involves using judgment that is affected by many variables. We believe a reasonably-likely change in almost any of these aforementioned factors could have an impact on our reported results, financial condition and liquidity. However, we do not believe any reasonably likely changes in the frequency or severity of claims would have a material impact on us. On an annual basis, our consulting actuary issues a statement of actuarial opinion that documents the actuary’s evaluation of the adequacy of our unpaid loss obligations under the terms of our policies. We review the analysis underlying the consulting actuary’s opinion and compare the projected ultimate losses to our own 106

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 estimates to ensure that the reserve for unpaid losses recorded at each annual balance sheet date is based upon all internal and external factors related to known and unknown claims against us and to ensure our reserve is within guidelines promulgated by the National Association of Insurance Commissioners (NAIC). Our commercial lines claims are handled by Sedgwick Delegated Authority (“SDA”) pursuant to a servicing agreement with AmRisc, as AmCoastal’s exclusive managing general underwriter. We maintain a claims management team that focuses on statutory claim compliance and overall customer satisfaction on these claims. When AmRisc receives a claim, it sends notification to SDA and our claims team. SDA triages all incoming claims to determine whether they can be desk-adjusted or whether SDA will assign the fieldwork to third-party claims adjusting companies. The third-party claims adjusting companies conduct inspections of the damaged property and prepare initial estimates. SDA reviews the reports to determine whether there is a covered loss to be paid to the policyholder in accordance with the terms and conditions of the policy in effect. We have established an authority level with SDA to settle claims on our behalf. If a loss amount exceeds this authority, the approval elevates to AmRisc for review and ultimately to our team for final review if the loss exceeds AmRisc’s established authority level. Our claims team monitors all claims throughout the claims-handling process, regardless of the loss amount. We maintain an internal and external claims staff that monitors and directs all aspects of our personal lines claims process. We assign the fieldwork to third-party claims adjusting companies, none of whom have the authority to settle or pay any claims on our behalf. The third-party claims adjusting companies conduct inspection of the damaged property and prepare initial estimates. We review the inspection reports and initial estimates to determine the amounts to be paid to the policyholder in accordance with the terms and conditions of the policy in effect at the time that the policyholder incurs the loss. We maintain strategic relationships with multiple claims adjusting companies that we can engage should we need additional non-catastrophe claims servicing capacity. We believe the combination of our internal resources and relationships with external claims servicing companies provide an adequate level of claims servicing in the event catastrophes affect our policyholders. The following is information about incurred claims development and paid claims development as of December 31, 2023, net of reinsurance, as well as cumulative claim frequency and the total of IBNR liability plus expected development on reported claims included within the net incurred claims amounts. Please note that a portion of our Commercial Lines Operating Segment is subject to a loss cap which may have been allocated to the incurred table below in a different period than the payment is reflected in the paid table. This may result in a decrease in incurred claims year-over-year. The incurred claims development and paid claims development data reflect the acquisitions of IIC, and AmCo in April 2016, and April 2017, respectively, on a retrospective basis (includes IIC and AmCo data for years prior to our acquisition of the insurance affiliates). The information about incurred claims development and paid claims development for the years ended December 31, 2014 to 2022 is presented as supplementary information. 107

AMERICAN COASTAL INSURANCE CORPORATION
Notes to Consolidated Financial Statements
December 31, 2023

Personal Lines Operating Segment

$ In thousands (except number of reported claims)

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,										As of December 31, 2023	
										Audited	Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023		
2014	$48,290	$47,315	$47,721	$47,661	$47,797	$47,905	$48,249	$48,141	$48,389	$ 48,329	$ —	1,881
2015	—	27,812	26,948	25,772	26,272	26,325	26,428	26,693	26,714	26,920	—	2,316
2016	—	—	33,863	33,987	33,471	33,412	33,337	33,320	33,302	33,302	29	785
2017	—	—	—	20,741	21,325	13,864	14,398	14,203	14,183	14,063	28	1,104
2018	—	—	—	—	20,421	18,838	19,138	19,669	20,056	20,307	279	1,373
2019	—	—	—	—	—	14,511	10,084	9,704	9,812	9,562	218	721
2020	—	—	—	—	—	—	24,796	22,184	22,080	22,163	523	791
2021	—	—	—	—	—	—	—	34,129	30,946	30,438	1,757	613
2022	—	—	—	—	—	—	—	—	48,641	49,444	4,653	614
2023	—	—	—	—	—	—	—	—	—	15,474	3,332	639
									Total	$270,002		

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,									
										Audited
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$39,871	$44,482	$46,573	$47,296	$47,482	$47,703	$47,776	$48,089	$48,320	$ 48,329
2015	—	17,151	24,964	24,863	25,374	26,019	26,125	26,137	26,600	26,920
2016	—	—	26,529	32,715	32,961	33,119	33,252	33,246	33,251	33,273
2017	—	—	—	13,359	19,445	13,374	13,758	13,970	13,835	14,028
2018	—	—	—	—	15,758	17,305	17,780	18,563	19,262	19,325
2019	—	—	—	—	—	6,459	8,481	8,894	9,057	9,195
2020	—	—	—	—	—	—	15,909	19,976	20,592	21,037
2021	—	—	—	—	—	—	—	22,143	26,795	27,207
2022	—	—	—	—	—	—	—	—	32,008	39,759
2023	—	—	—	—	—	—	—	—	—	9,716
									Total	$248,789
									All outstanding liabilities before 2014, net of reinsurance	409
									Liabilities for claims and claim adjustment expenses, net of reinsurance	$ 21,622

The following is supplementary information about average historical claims duration as of December 31, 2023.

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance										
Years	1	2	3	4	5	6	7	8	9	10
	73.8%	19.9%	0.7%	2.0%	1.6%	—%	0.4%	0.8%	0.8%	— %

108

AMERICAN COASTAL INSURANCE CORPORATION
Notes to Consolidated Financial Statements
December 31, 2023

Commercial Lines Operating Segment

$ In thousands (except number of reported claims)

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,										As of December 31, 2023	
										Audited	Total of IBNR Liabilities Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023		
2014	$15,845	$15,752	$16,311	$16,816	$16,070	$15,602	$15,604	$15,618	$15,611	$ 15,611	$ —	680
2015	—	16,504	20,379	24,563	26,614	26,332	26,910	28,350	28,680	28,678	279	821
2016	—	—	37,837	25,043	22,578	23,816	23,397	23,945	38,526	23,935	351	1,143
2017	—	—	—	70,650	72,135	78,970	83,286	87,833	91,545	80,536	16,647	4,242
2018	—	—	—	—	61,778	64,964	69,203	68,384	84,727	67,238	(429)	3,674
2019	—	—	—	—	—	76,515	70,515	68,900	41,424	70,611	1,899	5,006
2020	—	—	—	—	—	—	67,573	68,165	66,177	75,369	3,408	4,664
2021	—	—	—	—	—	—	—	53,338	38,304	29,991	(4,413)	1,802
2022	—	—	—	—	—	—	—	—	65,255	68,194	18,688	1,515
2023	—	—	—	—	—	—	—	—	—	25,430	15,144	314
									Total	$485,593		

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,									
										Audited
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$6,379	$ 9,452	$13,212	$14,420	$15,336	$15,460	$15,475	$15,606	$15,611	$ 15,611
2015	—	10,188	17,134	20,640	22,978	23,605	25,269	27,303	28,024	28,057
2016	—	—	10,638	16,217	19,114	21,410	22,266	23,506	38,063	23,583
2017	—	—	—	40,467	62,353	64,329	73,683	80,460	84,933	54,143
2018	—	—	—	—	27,852	54,551	61,885	66,848	82,443	67,193
2019	—	—	—	—	—	38,428	57,041	62,133	34,768	64,274
2020	—	—	—	—	—	—	25,068	46,535	69,903	74,858
2021	—	—	—	—	—	—	—	19,754	28,506	32,033
2022	—	—	—	—	—	—	—	—	7,742	42,845
2023	—	—	—	—	—	—	—	—	—	8,993
									Total	$411,590
					All outstanding liabilities before 2014, net of reinsurance					—
					Liabilities for claims and claim adjustment expenses, net of reinsurance					$ 74,003

The following is supplementary information about average historical claims duration as of December 31, 2023.

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance										
Years	1	2	3	4	5	6	7	8	9	10
	34.7%	30.3%	15.1%	10.1%	5.1%	2.3%	1.6%	0.4%	0.4%	— %

109

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 The reconciliation of the net incurred and paid claims development tables to the liability for claims and claim adjustment expenses in the consolidated statement of financial position is as follows. December 31, 2023 2022 Net outstanding liabilities Personal Lines Operating Segment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 21,622 $ 24,940 Commercial Lines Operating Segment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 74,003 80,256 Liabilities for unpaid claims and claim adjustment expenses, net of reinsurance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 95,625 105,196 Reinsurance recoverable on unpaid claims Personal Lines Operating Segment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 226 674 Commercial Lines Operating Segment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 271,722 731,667 Total reinsurance recoverable on unpaid claims . . . . . . . . . . . . . . . . . . . . . . . . . . 271,948 732,341 Unallocated claims adjustment expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,648 5,421 Total gross liability for unpaid claims and claims adjustment expense . . . . . . . . . . . . . . . . $370,221 $842,958 The table below shows the analysis of our reserve for unpaid losses for each of our last three fiscal years on a GAAP basis: 2023 2022 2021 Balance at January 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $842,958 $250,642 $363,434 Less: reinsurance recoverable on unpaid losses . . . . . . . . . . . . . . . . . . . . . . . . . 732,341 176,183 265,723 Net balance at January 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $110,617 $ 74,459 $ 97,711 Incurred related to: Current year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 75,155 145,675 95,183 Prior years . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (12,294) (10,869) (6,132) Total incurred . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 62,861 $134,806 $ 89,051 Paid related to: Current year . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 51,133 66,070 64,444 Prior years . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24,072 32,577 47,859 Total paid . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 75,205 $ 98,647 $112,303 Net balance at December 31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 98,273 $110,617 $ 74,459 Plus: reinsurance recoverable on unpaid losses . . . . . . . . . . . . . . . . . . . . . . . . . 271,948 732,341 176,183 Balance at December 31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $370,221 $842,958 $250,642 Composition of reserve for unpaid losses and LAE: Case reserves . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $120,103 $300,864 $114,652 IBNR reserves . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 250,118 542,094 135,990 Balance at December 31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $370,221 $842,958 $250,642 110

AMERICAN COASTAL INSURANCE CORPORATION
Notes to Consolidated Financial Statements
December 31, 2023

Based upon our internal analysis and our review of the statement of actuarial opinion provided by our actuarial consultants, we believe that the reserve for unpaid losses reasonably represents the amount necessary to pay all claims and related expenses which may arise from incidents that have occurred as of the balance sheet date.

As reflected in the table above, we had favorable development in all three years related to prior year losses. This favorable development came as a result of re-estimating ultimate losses in each year based on historical loss trends. The loss payments made by the Company during the year ended December 31, 2023, were lower than the loss payments made during the year ended December 31, 2022, due to the settling of prior year catastrophe claims, with no similar catastrophe activity occurring in 2023. IBNR reserves and reinsurance recoverable on unpaid losses also decreased when compared to the prior period, as a result of Hurricane Ian.

12) LONG-TERM DEBT

Long-Term Debt

The table below presents all long-term debt outstanding as of December 31, 2023 and 2022:

		Effective	Carrying Value at	
	Maturity	Interest Rate	December 31, 2023	December 31, 2022
Senior Notes	December 15, 2027	7.25%	$150,000	$150,000
Florida State Board of Administration Note [(1)]	July 1, 2026	N/A	—	—
Truist Term Note Payable [(2)]	May 26, 2031	N/A	—	—
Total long-term debt			$150,000	$150,000

(1) Our Florida State Board of Administration Note was held by our former subsidiary UPC and is included in discontinued operations as of December 31, 2022.

(2) Our Truist Term Note Payable was repaid in full on August 12, 2022.

At December 31, 2023, the annual maturities of our long-term debt were as follows:

	Amount
2024	$ —
2025	—
2026	—
2027	150,000
2028	—
Thereafter	—
Total debt	$150,000

Senior Notes

On December 13, 2017, we issued $150,000,000 of 10-year senior notes (the Senior Notes) that will mature on December 15, 2027 and bear interest at a rate equal to 6.25% per annum payable semi-annually on each June 15 and December 15, commencing June 15, 2018. The Senior Notes are senior unsecured obligations of the Company. We may redeem the Senior Notes at our option, at any time and from time to time in whole or in part,

111

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 prior to September 15, 2027, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon from the date of redemption to the date that is three months prior to maturity. On or after that date, we may redeem the Senior Notes at par, plus accrued and unpaid interest thereon. On December 8, 2022, the Kroll Bond Rating Agency, LLC announced a downgrade of our issuer and debt ratings BBB-to BB+. As a result, pursuant to our agreement, the interest rate of our Senior Notes increased from 6.25% to 7.25%. Florida State Board of Administration Note On September 22, 2006, we issued a $20,000,000, 20-year note payable to the Florida State Board of Administration (the SBA Note). For the first three years of the SBA note we were required to pay interest only. On October 1, 2009, we began to repay the principal in addition to interest. The SBA Note bears an annual interest rate equivalent to the 10-year Constant Maturity Treasury rate (as defined in the SBA Note agreement), which resets quarterly. This note was held by our former insurance subsidiary, UPC. On February 27, 2023, UPC was placed into receivership with the Florida Department of Financial Services, divesting our ownership of UPC. Truist Term Note On May 26, 2016, we issued a $5,200,000, 15-year term note payable to Truist (the Truist Note) with the intent to use the funds to purchase, renovate, furnish and equip our principal executive office. The Truist Note bears interest at 1.65% in excess of the one-month LIBOR which resets monthly. LIBOR was expected to be phased out by the end of 2021. However, the Intercontinental Exchange will continue to publish one-month LIBOR settings through 2023. The outstanding Truist Note payable balance, including applicable interest, was repaid in full on August 12, 2022. Financial Covenants Senior Notes—Our Senior Notes provide that the Company and its subsidiaries shall not incur any indebtedness unless no default exists and the Company’s leverage ratio as of the last day of any annual or quarterly period (the balance sheet date) immediately preceding the date on which such additional indebtedness is incurred would have been no greater than 0.3:1, determined on a pro forma basis as if the additional indebtedness and all other indebtedness incurred since the immediately preceding balance sheet date had been incurred and the proceeds therefrom applied as of such day. The Company and its subsidiaries also may not create, assume, incur or permit to exist any indebtedness for borrowed money that is secured by a lien on the voting stock of any significant subsidiary without securing the Senior Notes equally. The Company may not issue, sell, assign, transfer or otherwise dispose of, directly or indirectly, any of the capital stock of the Company’s significant subsidiaries as of the issue date of the Senior Notes (except to the Company or to one or more of the Company’s other subsidiaries, or for the purpose of qualifying directors or as may be required by law or regulation), subject to certain exceptions. At December 31, 2023, while our leverage ratio was greater than the allowed ratio above, we did not incur any additional debt during the period and as a result we were in compliance with the covenants in the Senior Notes. SBA Note—Our SBA Note required that UPC maintained either a 2:1 ratio of net written premium to surplus, or net writing ratio, or a 6:1 ratio of gross written premium to surplus, or gross writing ratio, to avoid additional interest penalties. The SBA Note agreement defined surplus for the purpose of calculating the required ratios as the $20,000,000 of capital contributed to UPC under the agreement plus the outstanding balance of the note. Should UPC have failed to exceed either a net writing ratio of 1.5:1 or a gross writing ratio of 4.5:1, UPC’s 112

AMERICAN COASTAL INSURANCE CORPORATION
Notes to Consolidated Financial Statements
December 31, 2023

interest rate would have increased by 450 basis points above the 10-year Constant Maturity Treasury rate. Any other writing ratio deficiencies resulted in an interest rate penalty of 25 basis points above the stated rate of the note. Our SBA Note further provided that the Florida State Board of Administration may, among other things, declare its loan immediately due and payable upon any default existing under the SBA Note; however, any payment is subject to approval by the insurance regulatory authority. At December 31, 2023, we no longer held the SBA Note as a result of placing UPC into receivership.

Debt Issuance Costs

The table below presents the roll forward of our debt issuance costs paid, in conjunction with the debt instruments described above, during the years ended December 31, 2023 and 2022:

	2023	2022
Balance at January 1,	$1,645	$1,998
Additions	—	—
Amortization	(333)	(353)
Balance at December 31,	$1,312	$1,645

13) COMMITMENTS AND CONTINGENCIES

Litigation

We are involved in claims-related legal actions arising in the ordinary course of business. We accrue amounts resulting from claims-related legal actions in unpaid losses and LAE during the period that we determine an unfavorable outcome becomes probable and we can estimate the amounts. Management makes revisions to our estimates based on its analysis of subsequent information that we receive regarding various factors, including: (i) per claim information; (ii) company and industry historical loss experience; (iii) judicial decisions and legal developments in the awarding of damages; and (iv) trends in general economic conditions, including the effects of inflation.

On October 20, 2023, we received notice that the DFS filed a notice of claim and demand for tender of insurance policy limits under our director and officer insurance to carriers participating in the our director and officer's insurance program (the "Claim"). The Claim alleges that former officers and directors of UPC were involved in wrongful acts that resulting in UPCs insolvency and demands immediate tender of our director and officer's policy limit of $40,000,000 where we have a retention of $1,500,000. The former directors and officers of UPC deny the allegations. Although no litigation has arisen from the Claim, litigation is anticipated. We anticipate that directors and officers will be successful in their defense; however, due to our indemnification obligation, we have accrued the policy retention amount of $1,500,000.

Commitments to fund partnership investments

We have fully funded one limited partnership investment. We have no unfunded commitments at December 31, 2023. The amount of unfunded commitments was $5,968,000 at December 31, 2022.

Leases

We, as lessee, have entered into leases of commercial office space of various term lengths. In addition to office space, we lease office equipment and a parking lot under operating leases and vehicles under finance leases.

113

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 The classification of operating and finance lease asset and liability balances within the Consolidated Balance Sheets was as follows: Financial Statement Line December 31, 2023 December 31, 2022 Assets Operating lease assets . . . . . Other assets $593 $1,278 Financing lease assets . . . . . Property and equipment, net — 51 Total lease assets . . . . . $593 $1,329 Liabilities Operating lease liabilities . . Operating lease liability $776 $1,689 Financing lease liabilities . . Other liabilities — 2 Total lease liabilities . . $776 $1,691 The components of lease expenses were as follows: Years ended December 31, 2023 2022 Operating lease expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $777 $ 943 Financing lease expense: Amortization of leased assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9 358 Interest on lease liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — 1 Short-term lease expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — — Net lease expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $786 $1,302 At December 31, 2023, future minimum gross lease payments relating to these non-cancellable operating and finance lease agreements were as follows: Operating Leases Finance Leases Total 2024 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $597 $— $597 2025 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 226 — 226 2026 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11 — 11 2027 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — — — 2028 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — — — Thereafter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — — — Total undiscounted future minimum lease payments . . . . . . . . . . . . . . . . . . . 834 — 834 Less: Imputed interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (58) — (58) Present value of lease liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $776 $— $776 114

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 Weighted average remaining lease term and discount rate related to operating and finance leases were as follows: December 31, 2023 December 31, 2022 Weighted average remaining lease term (months) Operating leases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17 25 Financing leases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — 9 Weighted average discount rate Operating leases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.30% 3.79% Financing leases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — % 3.27% Other cash and non-cash related activities were as follows: Years ended December 31, 2023 2022 Cash paid for amounts included in the measurement of lease liabilities Investing cash flows from financing leases . . . . . . . . . . . . . . . . . . . . . . . . . . . . $— $— Right-of-use assets obtained in exchange for new operating lease liabilities . . . . . . 13 — Right-of-use assets obtained in exchange for new financing lease liabilities . . . . . . — — Financing lease amortization expenses are included in depreciation expense in our Consolidated Statements of Comprehensive Loss. See Note 8 for information regarding depreciation expense. See Note 12 for information regarding commitments related to long-term debt, and Note 16 for commitments related to regulatory actions. Subleases We previously leased and occupied office space in which we no longer operate. Effective October 1, 2022, this office space is now subleased to a third-party. This sublease is effective from October 1, 2022, through July 31, 2025, with no option to extend. As of December 31, 2023, we recognized $198,000 of income related to this sublease, exclusive of the lease expense associated with the original lease. Additionally, as a result of the sublease, we evaluated our right-of-use asset associated with the original lease for impairment, using the undiscounted cash flows from the sublease. During the year ended December 31, 2022, we recognized impairment of $175,000, which was recognized in the results of our personal lines operating segment. Employee Retention Credit A series of legislation was enacted in the United States during 2020 and 2021 in response to the COVID-19 pandemic that provided financial relief for businesses impacted by government-mandated shutdowns, work stoppages, or other losses suffered by employers. The Coronavirus Aid, Relief, and Economic Security Act (CARES Act) provided an employee retention credit, which is a refundable tax credit against certain employment taxes of up to $5,000 per employee for eligible employers. The tax credit is equal to 50% of qualified wages paid to employees during a quarter, capped at $10,000 of qualified wages per employee. During the second quarter of 2022, we evaluated our eligibility and filed for a $10,161,000 refund in connection with our Employee Retention Tax Credit for the tax year ended December 31, 2021. As of December 31, 2023, we have received $5,718,000 115

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 from the IRS related to this refund. A gain contingency is an uncertain situation that will be resolved in the future, possibly resulting in a gain. We have not recognized this gain contingency of $10,161,000 within our financial statements except for the $5,718,000 that has already been received. We will continue to monitor the matter for further developments that could affect the outcome of these contingencies and will make any appropriate adjustments each quarter. Quota Share Commission Loss Contingency AmCoastal participates in shared quota-share reinsurance agreements with our former subsidiary, UPC, which are subject to a variable ceding commission based on loss experience. With the receivership of UPC in 2023, we have not received data related to UPC losses that could shift AmCoastal’s commission related to these contracts unfavorably. In addition, we cannot reasonably determine how this shift will be allocated between the contracted parties. Until we receive this loss data and provide the updated calculations to both our reinsurance partners and the DFS as receiver of UPC, we are unable to estimate the impact, however, we believe a loss contingency related to these commissions may exist as of December 31, 2023. 14) ALLOWANCE FOR EXPECTED CREDIT LOSSES We are exposed to credit losses primarily through four different pools of assets based on similar risk characteristics: premiums receivable for direct written business; reinsurance recoverables from ceded losses to our reinsurers; our investment holdings and our notes receivable. We estimate the expected credit losses based on historical trends, credit ratings assigned to reinsurers by rating agencies and debt issuers, average default rates, current economic conditions, and reasonable and supportable forecasts of future economic conditions that affect the collectability of the reported amounts over its expected life. Changes in the relevant information may significantly affect the estimates of expected credit losses. The allowance for credit losses is deducted from the amortized cost basis of the assets to present their net carrying value at the amount expected to be collected. Each period, the allowance for credit losses is adjusted through earnings to reflect expected credit losses over the remaining lives of the assets. The following tables summarize our allowance for expected credit losses by pooled asset for the years ended December 31, 2023 and 2022: December 31, 2023 December 31, 2022 Provision for expected credit losses Write-offs December 31, 2023 Premiums Receivable . . . . . . . . . . . . . . $ 32 $(113) $132 $ 51 Reinsurance Recoverables . . . . . . . . . . 333 (236) — 97 Total . . . . . . . . . . . . . . . . . . . . . . . . . . . $365 $(349) $132 $148 116

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 December 31, 2022 December 31, 2021 Provision for expected credit losses Write-offs December 31, 2022 Premiums Receivable . . . . . . . . . . . . . . $16 $ (56) $72 $ 32 Reinsurance Recoverables . . . . . . . . . . 58 275 — 333 Total . . . . . . . . . . . . . . . . . . . . . . . . . . . $74 $219 $72 $365 15) INCOME TAXES The Company files a consolidated federal income tax return with all subsidiaries, including our former subsidiary, UPC. The following table summarizes the provision for income taxes: Year Ended December 31, 2023 2022 2021 Federal: Current . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $11,798 $ (171) $ (2,207) Deferred . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (2,908) 18,823 (18,830) Provision (benefit) for Federal income tax expense . . . . . . . . . . . . . . . . 8,890 18,652 (21,037) State: Current . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3,128 1,518 1,033 Deferred . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (2,562) 5,315 (3,985) Provision (benefit) for State income tax expense . . . . . . . . . . . . . . . . . . 566 6,833 (2,952) Provision (benefit) for income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 9,456 $25,485 $(23,989) Income tax expense (provision) is included in the financial statements as follows: Year Ended December 31, 2023 2022 2021 Continuing operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $9,773 $24,522 $ (6,699) Discontinued operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (317) 963 (17,290) Reported income tax provision (benefit) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $9,456 $25,485 $(23,989) 117

AMERICAN COASTAL INSURANCE CORPORATION
Notes to Consolidated Financial Statements
December 31, 2023

The actual income tax expense attributable to continuing operations differs from the expected income tax expense attributable to continuing operations computed by applying the combined applicable effective federal and state tax rates to income before the provision for income taxes as follows:

	Year Ended December 31,					
	2023		2022		2021	
Expected income tax expense at federal rate	$ 19,314	21.0%	$ (3,251)	21.0%	$(2,187)	21.0%
State tax expense, net of federal deduction benefit	2,449	2.7	(443)	2.9	(785)	7.5
Dividend received deduction	(6)	—	(24)	0.2	(10)	0.1
Non-Deductible Goodwill	—	—	2,848	(18.4)	(2)	—
Other permanent items	131	0.1	214	(1.4)	85	(0.8)
Prior period accrual adjustment	126	0.1	469	(3.0)	(1,053)	10.1
Outside basis in subsidiary	—	—	189	(1.2)	(965)	9.3
Municipal tax-exempt interest	(10)	—	(13)	0.1	(22)	0.2
Change in valuation allowance	(12,177)	(13.2)	24,426	(157.8)	(1,352)	13.0
Change in enacted tax rate	(54)	(0.1)	110	(0.7)	(576)	5.5
Change in tax credit carryforward	—	—	—	—	168	(1.6)
Other, net	—	—	(3)	—	—	—
Reported income tax expense (benefit)	$ 9,773	10.6%	$24,522	(158.4)%	$(6,699)	64.3%

Deferred income taxes, which are included in other assets or other liabilities as appropriate, reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

As of December 31, 2023, we had net operating loss (NOL) carryforwards. The amount and timing of realizing the benefits of NOL carryforwards depend on future taxable income and limitation imposed by tax laws. There is no expiration for $2,000 of our Federal NOL carryforward. The remaining $12,191,000 of our Federal NOL carryforward expires beginning in 2041 and fully expiring by the end of 2042. Our $39,755,000 of state NOL carryforward expires beginning in 2040 and fully expiring by the end of 2042. The unused business tax credits of $1,610,000 will expire beginning in 2037 and fully expiring by the end of 2040.

118

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 The table below summarizes the significant components of our net deferred tax asset (liability): December 31, 2023 2022 Deferred tax assets: Unearned premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 6,571 $ 16,115 Unrealized loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4,875 8,768 Tax-related discount on loss reserve . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 627 5,505 R&D tax credit carryforward . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,610 1,610 Other-than-temporary impairment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — 5,500 Investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,072 2,620 Bad debt expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2,729 1,077 Equity compensation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 582 474 Dual consolidated loss carryforward . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4,745 5,958 Net operating loss carryforward . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4,297 112,804 Outside basis in subsidiary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 44,802 — Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1,427 1,541 Total pre-allowance deferred tax assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 74,337 161,972 Valuation allowance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (56,491) (140,034) Total deferred tax assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17,846 21,938 Deferred tax liabilities: Deferred acquisitions costs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (8,033) (14,743) Intangible assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (2,279) (2,823) Prepaid expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (435) (744) Investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (105) (62) Fixed assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (1,698) (3,743) Total deferred tax liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . (12,550) (22,115) Net deferred tax asset (liability) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 5,296 $ (177) Net deferred tax asset (liability) is included in the financial statements as follows: Year Ended December 31, 2023 2022 Continuing operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $5,296 $(177) Discontinued operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — — Net deferred tax asset (liability) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $5,296 $(177) As of December 31, 2022, the net deferred tax asset related to discontinued operations is comprised of deferred tax assets of $148,978,000, deferred tax liabilities of $26,921,000, and a valuation allowance of $122,057,000, for a net balance of $0. We had a valuation allowance of $56,491,000 and $140,034,000 at December 31, 2023 and 2022, respectively. Of this December 31, 2022 total, $122,057,000 is attributable to discontinued operations, with the 119

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 remaining balance attributable to our continuing operations. The change in valuation allowance includes a $12,177,000 decrease in valuation allowance charged to continuing operations tax expense; a $3,038,000 decrease of valuation allowance on our FAS 115 assets which is charged to other comprehensive income; a $122,057,000 decrease related to the disposal of our former subsidiary, UPC, charged to discontinued operations; a $44,802,000 increase established against the outside basis in our former subsidiary, UPC, related to the disposal which was charged to discontinued operations; and a $8,927,000 increase charged to discontinued operations for other deferred tax assets and liabilities. In assessing the net realizable value of deferred tax assets, we consider whether it is more likely than not that we will not realize some portion or all of the deferred tax assets. The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which those temporary differences become deductible. We considered taxable income (loss), reversals of temporary items, projected future taxable income and tax planning strategies in making this assessment. The statute of limitations related to our consolidated Federal income tax returns and our Florida income tax returns expired for all tax years up to and including 2014; therefore, only the 2015 through 2023 tax years remain subject to examination by taxing authorities. During the year ended December 31, 2022, we were examined by the IRS regarding tax years 2018, 2019 and 2020. This exam was completed in 2023 and no adjustments were been proposed. ACIC’s reinsurance subsidiaries, which are based in the Cayman Islands and Bermuda, made an irrevocable election under section 953(d) of the U.S. Internal Revenue Code of 1986, as amended, to be treated as a domestic insurance company for U.S. Federal income tax purposes. As a result of this election, our reinsurance subsidiaries are subject to United States income tax on its worldwide income as if it were a U.S. corporation. The following is a reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2023: December 31, 2023 Balance at January 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $666 Decrease based on tax positions related to prior years . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — Balance at December 31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $666 Included in the balance at December 31, 2023 was $666,000 of unrecognized tax benefits that, if recognized, would affect the annual effective tax rate. We do not anticipate a material change in the unrecognized tax benefits over the next 12 months. 16) STATUTORY ACCOUNTING AND REGULATION The insurance industry is heavily regulated. State laws and regulations, as well as national regulatory agency requirements, govern the operations of all insurers such as our insurance subsidiaries. The various laws and regulations require that insurers maintain minimum amounts of statutory surplus and risk-based capital, restrict insurers’ ability to pay dividends, specify allowable investment types and investment mixes, and subject insurers to assessments. Effective June 1, 2022, our insurance subsidiaries JIC and AmCoastal were merged, with AmCoastal being the surviving entity. AmCoastal is domiciled in Florida, while IIC is domiciled in New York. At December 31, 2023, and during the year then ended, AmCoastal and IIC met all regulatory requirements of the states in which they operate. 120

AMERICAN COASTAL INSURANCE CORPORATION
Notes to Consolidated Financial Statements
December 31, 2023

During 2023, we received an assessment notice from the Florida Insurance Guaranty Association (FIGA). This assessment will be 0.7% on direct written premium of all covered lines of business in Florida to cover the cost of an insurance company facing insolvency. This assessment is in addition to the 1.3% assessment, described below, and is recoupable from policyholders. During 2022, we received an assessment notice from FIGA. This assessment was 1.3% on direct written premium of all covered lines of business in Florida to cover the cost of an insurance company facing insolvency. This assessment is in addition to FIGA's 0.7% assessment, described below, and is recoupable from policyholders. During 2021, we received an assessment notice from FIGA. This assessment will be 0.7% on all direct written premium of Florida lines of business during 2022.

The NAIC has Risk-Based Capital (RBC) guidelines for insurance companies that are designed to assess capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. Most states, including Florida and New York, have enacted statutory requirements adopting the NAIC RBC guidelines, and insurers having less statutory surplus than required will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy. State insurance regulatory authorities could require an insurer to cease operations in the event the insurer fails to maintain the required statutory capital.

The state laws of Florida and New York permit an insurer to pay dividends or make distributions out of that part of statutory surplus derived from net operating profit and net realized capital gains. The state laws further provide calculations to determine the amount of dividends or distributions that can be made without the prior approval of the insurance regulatory authorities in those states and the amount of dividends or distributions that would require prior approval of the insurance regulatory authorities in those states. Statutory RBC requirements may further restrict our insurance subsidiaries' ability to pay dividends or make distributions if the amount of the intended dividend or distribution would cause statutory surplus to fall below minimum RBC requirements. Additionally, in connection with our former subsidiary UPC's plan for run off, IIC has agreed not to pay ordinary dividends without prior approval of the New York Department of Financial Services until January 1, 2025.

Governmental agencies or certain quasi-governmental entities can levy assessments upon us in the states in which we write policies. See Note 2(t) for a description of how we recover assessments imposed upon us. We expense an assessment when the particular governmental agency or quasi-governmental entity levies it upon us; therefore, expected recoveries are not assets and we will record the amounts as income when collected from policyholders.

Governmental agencies or certain quasi-governmental entities can also levy assessments upon policyholders, and we collect the amount of the assessments from policyholders as surcharges for the benefit of the assessing agency. We collect $2 per residential policy and $4 per commercial policy written in the state of Florida on behalf of the Florida Emergency Management Preparedness and Assistance Trust Fund.

Our insurance subsidiaries must maintain capital and surplus ratios or balances as determined by the regulatory authority of the states in which they are domiciled. At December 31, 2023, we met these requirements. The table below details the amount of surplus as regards policyholders for each of our regulated entities at December 31, 2023 and 2022.

	December 31, 2023	December 31, 2022
AmCoastal[(1)]	$143,452	$ 77,511
IIC	22,661	26,152
Total	$166,113	$103,663

(1) AmCoastal results are inclusive of JIC as these entities were merged effective June 1, 2022.

121

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 The amount of restricted net assets of our insurance subsidiaries are: December 31, 2023 AmCoastal(1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 84,881 IIC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20,375 (1) AmCoastal results are inclusive of JIC as these entities were merged effective June 1, 2022. NAIC law limits an insurer’s investment in equity instruments and also restricts investments in medium to low quality debt instruments. We were in compliance with all investment restrictions at December 31, 2023 and 2022. We have reported our insurance subsidiaries’ assets, liabilities and results of operations in accordance with GAAP, which varies from statutory accounting principles prescribed or permitted by state laws and regulations, as well as by general industry practices. The following items are principal differences between statutory accounting and GAAP: • Statutory accounting requires that we exclude certain assets, called non-admitted assets, from the balance sheet. • Statutory accounting requires us to expense policy acquisition costs when incurred, while GAAP allows us to defer to the extent realizable, and amortize policy acquisition costs over the estimated life of the policies. • Statutory accounting requires that surplus notes, also known as surplus debentures, be recorded in statutory surplus, while GAAP requires us to record surplus notes as a liability. • Statutory accounting allows certain investments to be carried at amortized cost or fair value based on the rating received from the Securities Valuation Office of the NAIC, while they are recorded at fair value for GAAP because the investments are held as available for sale. • Statutory accounting allows ceding commission income to be recognized when written if the cost of acquiring and renewing the associated business exceeds the ceding commissions, but under GAAP such income is deferred and recognized over the coverage period. • Statutory accounting requires that unearned premiums and loss reserves are presented net of related reinsurance rather than on a gross basis under GAAP. • Statutory accounting requires a provision for reinsurance liability be established for reinsurance recoverable on paid losses aged over ninety days and for unsecured amounts recoverable from unauthorized reinsurers. Under GAAP there is no charge for uncollateralized amounts ceded to a company not licensed in the insurance subsidiary’s domiciliary state and a reserve for uncollectible reinsurance is charged through earnings rather than surplus or equity. • Statutory accounting requires an additional admissibility test and the change in deferred income tax is reported directly in capital and surplus, rather than being reported as a component of income tax expense under GAAP. Our insurance subsidiaries must file with the various insurance regulatory authorities an “Annual Statement” which reports, among other items, statutory net income (loss) and surplus as regards policyholders, 122

AMERICAN COASTAL INSURANCE CORPORATION
Notes to Consolidated Financial Statements
December 31, 2023

which is called stockholders' equity (deficit) under GAAP. The table below details the statutory net income (loss) for each of our regulated entities for the years ended December 31, 2023, 2022 and 2021.

	December 31,		
	2023	2022	2021
AmCoastal [1]	$105,862	$16,516	$(34,588)
IIC	(3,448)	(2,421)	(4,292)
Total	$102,414	$14,095	$(38,880)

(1) AmCoastal results are inclusive of JIC as these entities were merged effective June 1, 2022.

17) EMPLOYEE BENEFIT PLAN

We provide a 401(k) plan for substantially all of our employees. We match 100% of the first 5% of employees' contributions to the plan. For the years ended December 31, 2023, 2022, and 2021, our contributions to the plan on behalf of the participating employees were $637,000, $1,630,000, and $1,229,000, respectively.

18) ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

We report changes in other comprehensive income (loss) items within comprehensive loss on the Consolidated Statements of Comprehensive Income (Loss), and we include accumulated other comprehensive loss as a component of stockholders' equity (deficit) on the Consolidated Balance Sheets.

The table below details the components of accumulated other comprehensive loss at year end:

	Pre-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
December 31, 2020	$ 12,789	$(3,096)	$ 9,693
Changes in net unrealized losses on investments	(17,814)	4,266	(13,548)
Reclassification adjustment for net realized gains	(3,568)	892	(2,676)
December 31, 2021	(8,593)	2,062	(6,531)
Changes in net unrealized losses on investments	(56,530)	8,053	(48,477)
Reclassification adjustment for net realized losses	32,082	(8,021)	24,061
December 31, 2022	(33,041)	2,094	(30,947)
Changes in net unrealized losses on investments	7,340	1,366	8,706
Reclassification adjustment for net realized losses	5,466	(1,366)	4,100
Impact of deconsolidation of discontinued operations	(3)	1,007	1,004
December 31, 2023	$(20,238)	$ 3,101	$(17,137)

123

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 19) STOCKHOLDERS’ EQUITY (DEFICIT) Our Board of Directors declared dividends on our outstanding shares of common stock to stockholders of record as follows for the periods presented (in thousands, except per share amounts): Year Ended December 31, 2023 2022 2021 Per Share Amount Aggregate Amount Per Share Amount Aggregate Amount Per Share Amount Aggregate Amount First Quarter . . . . . . . . . . . . . . . . . $— $— $0.06 $2,589 $0.06 $2,582 Second Quarter . . . . . . . . . . . . . . — — — — 0.06 2,591 Third Quarter . . . . . . . . . . . . . . . . — — — — 0.06 2,589 Fourth Quarter . . . . . . . . . . . . . . . — — — — 0.06 2,588 In September 2023, the Company entered into an equity distribution agreement (the “Agreement”) with Raymond James & Associates, Inc., as agent (the “Agent”), relating to the issuance and sale from time to time by the Company, through the Agent, of up to 8,000,000 shares of the Company’s common stock, par value $0.0001 per share (the “Shares”). Sales of the Shares under the Agreement will be made in sales deemed to be “at the market offerings”. The Agent is not required to sell any specific amount of Shares but agreed to act as the Company’s sales agent for a commission equal to 3.0% of the gross proceeds from the sales of the Shares. As of December 31, 2023, 3,373,000 shares have been sold under the Agreement resulting in commissions paid of approximately $829,000 and net proceeds of approximately $26,792,000. The Agreement will terminate upon the issuance and sale of all Shares subject to the Agreement, or the Agreement may be suspended or discontinued at any time. The Company does not plan to sell additional shares under the at-the-market program during the first half of 2024. In November 2022, ACIC paid dividends of $26,000,000 to the Company. In February 2021, IIC paid dividends of $3,500,000 to the Company. In July 2019, our Board of Directors authorized a stock repurchase plan of up to $25,000,000 of our common stock. As of December 31, 2023, we had not yet repurchased any shares under this stock repurchase plan. The timing and volume of repurchases are at the discretion of management, based on the capital needs of the business, the market price of ACIC common stock, and general market conditions. The plan has no expiration date, and the plan may be suspended or discontinued at any time. See Note 20 for information regarding our stock-based compensation activity. 20) STOCK-BASED COMPENSATION We account for stock-based compensation under the fair value recognition provisions of ASC Topic 718— Compensation -Stock Compensation. We recognize stock-based compensation cost over the award’s requisite service period on a straight-line basis for time-based restricted stock grants and performance-based restricted stock grants. We record forfeitures as they occur for all stock-based compensation. Under the Company’s 2013 Omnibus Incentive Plan, 1,000,000 shares were authorized for issuance at December 31, 2020. In 2020, the Board of Directors adopted the 2020 Omnibus Incentive Plan, which was approved by shareholders during our 2020 Annual Shareholder meeting. At the time of approval, an additional 2,000,000 shares were authorized for issuance. 124

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 The following table presents our total stock-based compensation expense: Year Ended 2023 2022 2021 Employee stock-based compensation expense Pre-tax (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $1,082 $1,230 $875 Post-tax (2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 855 972 691 Director stock-based compensation expense Pre-tax (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 174 158 310 Post-tax (2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 137 125 245 (1) This table does not include withholding of vested shares for tax liabilities, which totaled $24,000, $25,000 and $39,000 in 2023, 2022, and 2021, respectively. (2) The after tax amounts are determined using the 21% corporate federal tax rate. We had approximately $1,975,000 of unrecognized stock compensation expense at December 31, 2023 related to non-vested stock-based compensation granted, which we expect to recognize over a weighted-average period of approximately 1.9 years. We had approximately $99,000 of unrecognized director stock-based compensation expense at December 31, 2023 related to non-vested director stock-based compensation granted, which we expect to recognize over a weighted-average period of approximately 0.4 years. Restricted stock, restricted stock units and performance stock units Stock-based compensation cost for restricted stock awards, restricted stock units and performance stock units is measured based on the closing fair market value of our common stock on the date of grant, which vest in equal installments over the requisite service period of typically three years. Restricted stock awards granted to non-employee directors vest over a one-year period. Each restricted stock unit and performance stock unit represents our obligation to deliver to the holder one share of common stock upon vesting. Performance stock units vest based on the Company’s return on average equity compared to a defined group of peer companies. On the grant date, we issue the target number of performance stock units. They are subject to forfeitures if performance goals are not met. The actual number of performance stock units earned can vary from zero to 150 percent of the target for the 2023, 2022, and 2021 awards. We granted 45,000, 907,907, and 292,960 shares of restricted common stock, which had a weighted-average grant date fair value of $5.25, $1.97, and $6.01 per share during the years ended December 31, 2023, 2022, and 2021, respectively. Additionally, during the year ended December 31, 2023, the Company granted 262,933 shares of restricted common stock, with a fair value of $4.33, which are contingent upon stockholder approval of an increase in the number of shares of our common stock that may be issued pursuant to the 2020 Omnibus Incentive Plan. Stockholders will vote on this matter at our 2024 annual meeting of stockholders. 125

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 The following table presents certain information related to the activity of our non-vested common stock grants: Number of Restricted Shares Weighted Average Grant Date Fair Value Outstanding as of December 31, 2020 . . . . . . . . . . . . . . . . . . . . . . 259,006 $10.06 Granted (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 292,960 6.01 Less: Forfeited . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 122,460 8.87 Less: Vested (1) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 92,910 9.99 Outstanding as of December 31, 2021 . . . . . . . . . . . . . . . . . . . . . . 336,596 $ 6.99 Granted . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 907,907 1.97 Less: Forfeited . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 383,876 3.43 Less: Vested . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 146,388 6.00 Outstanding as of December 31, 2022 . . . . . . . . . . . . . . . . . . . . . . 714,239 $ 2.73 Granted (2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45,000 5.25 Less: Forfeited . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 132,259 3.16 Less: Vested . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 181,334 3.25 Outstanding as of December 31, 2023 . . . . . . . . . . . . . . . . . . . . . . 445,646 $ 2.64 (1) Contingent shares granted during 2019, but issued and fully vested during May 2020, have been included in the 2020 granted and vested share calculations in the table above. (2) Contingent shares granted during 2023 have been excluded from the calculations above. Stock options Stock option fair value was estimated on the grant date using the Black-Scholes-Merton formula. Stock options vest in equal installments over the requisite service period of typically three years. The following weighted-average assumptions were used to value the stock options granted: 2023 2022 Expected annual dividend yield . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . — % — % Expected volatility . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 80.84% 49.66% Risk-free interest rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3.44% 2.92% Expected term . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6 years 6 years The expected annual dividend yield for our options granted during 2023 and 2022 is based on no dividends being paid in future quarters. The expected volatility is a historical volatility calculated based on the daily closing prices over a period equal to the expected term. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the grant date. Expected term takes into account the three-year graded vesting term and the 10-year contractual term of the option. We did not grant any stock options for the year ended December 31, 2023. We granted 635,643, and 1,054,707 stock options during the years ended December 31, 2022 and 2021, respectively, which had a weighted average grant date fair value of $1.70 and $3.86, per share, respectively. Additionally, during the year ended December 31, 2023, the Company granted 123,399 stock options, with a fair value of $3.08, which are contingent 126

AMERICAN COASTAL INSURANCE CORPORATION
Notes to Consolidated Financial Statements
December 31, 2023

upon stockholder approval of an increase in the number of shares of our common stock that may be issued pursuant to the 2020 Omnibus Incentive Plan. Stockholders will vote on this matter at our 2024 annual meeting of stockholders.

The following table presents certain information related to the activity of our non-vested stock option grants:

	Number of Stock Options	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2020	144,006	$13.00	8.77	$ —
Granted	1,054,707	3.86	—	—
Less: Forfeited	48,995	8.08	—	—
Less: Exercised	—	—	—	—
Less: Expired	2,503	16.25	—	—
Outstanding as of December 31, 2021	1,147,215	$ 4.80	9.49	$ 792,000
Vested as of December 31, 2021	120,638	$15.87	7.39	$ —
Exercisable as of December 31, 2021	68,003	$15.85	7.39	$ —
Outstanding as of December 31, 2021	1,147,215	$ 4.80	9.49	$ 792,000
Granted	635,643	1.70	—	—
Less: Forfeited	426,480	2.91	—	—
Less: Exercised	—	—	—	—
Less: Expired	105,693	6.65	—	—
Outstanding as of December 31, 2022	1,250,685	$ 3.71	7.66	$ —
Vested as of December 31, 2022	532,797	$ 7.26	8.03	$ —
Exercisable as of December 31, 2022	432,786	$ 5.25	5.10	$ —
Outstanding as of December 31, 2022	1,250,685	$ 3.71	7.66	$ —
Granted[(1)]	—	—	—	—
Less: Forfeited	40,000	3.46	—	—
Less: Exercised	20,000	3.46	—	—
Less: Expired	161,925	3.05	—	—
Outstanding as of December 31, 2023	1,028,760	$ 3.83	7.80	$6,151,000
Vested as of December 31, 2023 [(2)]	920,818	$ 4.78	7.56	$3,071,000
Exercisable as of December 31, 2023	580,568	$ 4.78	7.56	$3,071,000

(1) Contingent options have been excluded from the calculations in the table above.

(2) The vested shares are calculated based on all vested shares at December 31, 2023, inclusive of those that have since expired. The weighted average exercise price, weighted-average remaining contractual term and aggregate intrinsic value are calculated based on only vested shares that are outstanding and exercisable at December 31, 2023.

21) SUBSEQUENT EVENTS

We evaluate all subsequent events and transactions for potential recognition or disclosure in our financial statements.

127

AMERICAN COASTAL INSURANCE CORPORATION Notes to Consolidated Financial Statements December 31, 2023 Effective January 1, 2024, ACIC, through its wholly owned insurance subsidiary AmCoastal, renewed its AOP CAT agreement. The agreement provides up to $100 million of limit excess of $10 million per occurrence to limit our losses from catastrophe loss events other than named windstorms and earthquakes. Our wholly owned reinsurance subsidiary, UPC Re, is a participant in the AOP CAT agreement, bringing our consolidated retention to $12.25 million per occurrence. The cost of the agreement, excluding potential reinstatement premium, is approximately $9.9 million, a decrease of 9.24% year-over-year when risk-adjusted. Exclusive of ACIC’s retention the AOP CAT agreement provides coverage of approximately $88 million for a first event and $84 million for a second event, or $172 million in the aggregate, an aggregate increase of $71 million or 70.3% year-over-year. In January 2024, we appointed James A. Gray, CPA as our Chief Compliance and Risk Officer. In addition, effective January 22, 2024, B. Bradford Martz, President, stepped down from his role of Chief Financial Officer to focus on his position as President. Mr. Martz held the role of Chief Financial Officer since 2012. Mr. Martz’s primary responsibilities will shift to investor relations and strategic initiatives aimed at building shareholder value. Also effective January 22, 2024, the Company appointed Svetlana Castle, JD, MPA, CPA, as the Company’s new Chief Financial Officer. Ms. Castle will be responsible for the finance, accounting and tax operations for the Company. Effective February 1, 2024, ACIC, through its wholly owned insurance subsidiary AmCoastal, renewed the Excess Per Risk (“XPR”) program. The program includes up to $55 million of per building facultative limit excess of the $5 million retention, remaining consistent with expiring XPR program. The XPR program mitigates the Company’s losses from All Other Perils while excluded Named Windstorms. Named Windstorms are reinsured separately under Amcoastal’s core catastrophe reinsurance program. The Company’s wholly owned reinsurance subsidiary, UPC Re, is a participant in the XPR program, bringing the Company’s consolidated retention to $7.5 million per occurrence. The cost of the program, excluding potential reinstatement premium, is approximately $5 million, a decrease of 11.4% year-over-year. Subsequent to December 31, 2023, we have sold 1,000,000 shares under our equity distribution agreement described in Note 19 above, resulting in commissions paid of approximately $352,000 and net proceeds of approximately $11,398,000. 128

AMERICAN COASTAL INSURANCE CORPORATION Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure None. Item 9A. Controls and Procedures Evaluation of Disclosure Controls and Procedures We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in reports we file or submit under the Securities Exchange Act of 1934, as amended (Exchange Act) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We designed our disclosure controls with the objective of ensuring we accumulate and communicate this information to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operations of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under Exchange Act, as of December 31, 2023, the end of the period covered by this report. Based on our evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective due to a material weakness in our internal control over financial reporting described below. Management’s Annual Report on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act, as a process to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. Internal control over financial reporting includes those policies and procedures that: (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on our evaluation under that framework, management concluded that our internal control over our financial reporting was not effective as of December 31, 2023. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The Company did not perform ongoing monitoring to ascertain whether the components of internal control are present and functioning. Specifically, given the timing of implementation of the new and or modified internal 129

AMERICAN COASTAL INSURANCE CORPORATION controls that were implemented in 2023 to address the material weakness identified in the second quarter, the Company did not have an opportunity to fully execute monitoring activities over the new and or modified internal controls. Existence of Material Weakness as of March 31, 2023 During the second quarter, the Company identified a material weakness in its internal control over financial reporting related to the reporting of the discontinued operations as of March 31, 2023. Specifically, the Company’s controls over the review of significant unusual transactions, including the effects of the transactions on the preparation of the Company’s tax provision were not designed effectively. The Company did not have sufficient, experienced accounting resources to effectively review the accounting for and reporting of significant, unusual transactions. As a result of the material weakness, management’s review control did not detect an error in the accounting related to the recording of the discontinued operations and as a result, net income was understated by $6.4 million. The Company restated its consolidated interim financial statements as of and for the three months ended March 31, 2023 to reflect the correction of this error. Remediation Plan Since identifying the material weakness related to management’s review controls related to significant, unusual and complex transactions in the preparation of the Company’s financial statements, management has begun remediation of the process and controls in place to measure and record transactions and their related effects to income tax accounting to enhance the effectiveness of the design and operation of those controls. The Company will focus on the accounting and disclosure for unusual and complex transactions such as discontinued operations and will continue to augment existing staff with additional skilled accounting resources and strengthen the review process to improve the design and operation of financial reporting and corresponding internal controls. These remediation measures require validation and testing of the design and operating effectiveness of internal control over a sustained period of financial reporting to reach a determination that the material weakness has been remediated. As we continue to validate and test our internal control over financial reporting, we may determine that additional measures or modifications to the remediation plan are necessary or appropriate. Changes in Internal Control over Financial Reporting During the year ended December 31, 2023, there was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) identified in connection with the evaluation of our internal control performed during the year ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting, except as noted above with respect to the identification of the material weakness. Limitations on Controls Because of the inherent limitations of internal controls, we do not expect our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that our objectives will be met. Further, no evaluation of controls can provide absolute assurance that we will prevent all misstatements due to error or fraud or that we will detect all control issues and instances of fraud, if any, within our company. Item 9B. Other Information None. 130

AMERICAN COASTAL INSURANCE CORPORATION Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections Not Applicable. 131

AMERICAN COASTAL INSURANCE CORPORATION PART III Item 10. Directors, Executive Officers and Corporate Governance Other than the information regarding our Code of Conduct and Ethics set forth below, all information required by this Item is incorporated herein by reference to our definitive Proxy Statement for the 2024 Annual Meeting of our Stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2023 (the 2024 Proxy Statement). CODE OF CONDUCT AND ETHICS We have adopted a code of ethics (our Code of Conduct and Ethics) that applies to our officers, directors and employees, including our principal executive officer and our principal financial and accounting officer, in accordance with applicable federal securities laws. This document may be reviewed by accessing our investor relations site at investors.amcoastal.com under the “Governance Documents” tab. In addition, a copy of our Code of Conduct and Ethics will be provided without charge upon written request submitted to us via regular mail or via electronic mail to investorrelations@amcoastal.com. We intend to post notice of any waiver from, or amendment to, any provision in our Code of Conduct and Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller on our website at www.amcoastal.com. Item 11. Executive Compensation The information required by this Item is incorporated herein by reference to our 2024 Proxy Statement. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters Information required by this Item is incorporated herein by reference to our 2024 Proxy Statement. Item 13. Certain Relationships and Related Transactions, and Director Independence The information required by this Item is incorporated herein by reference to our 2024 Proxy Statement. Item 14. Principal Accountant Fees and Services The information required by this Item is incorporated herein by reference to our 2024 Proxy Statement. 132

AMERICAN COASTAL INSURANCE CORPORATION PART IV Item 15. Exhibits and Financial Statement Schedules The following documents are filed as part of this Form 10-K: (1) Consolidated Financial Statements. In Part II, Item 8, we have included our consolidated financial statements, the notes thereto and the report of the Independent Registered Public Accounting Firm. (2) Exhibits. We hereby file as part of this Form 10-K the exhibits listed in the following index. 133

AMERICAN COASTAL INSURANCE CORPORATION EXHIBIT INDEX Exhibit Description 2.1 Agreement and Plan of Merger, dated as of August 17, 2016, by and among United Insurance Holdings Corp., Kilimanjaro Corp., Kili LLC, RDX Holding, LLC, certain equityholders of RDX Holding, LLC party thereto and AmCo Holding Company (included as Exhibit 2.1 to the Form 8-K filed on August 19, 2016, and incorporated herein by reference). 3.1 Second Amended and Restated Certificate of Incorporation (as amended to include the Certificate of Designations, Powers, Preferences and Rights of Series A Junior Participating Preferred Stock of United Insurance Holdings Corp.) (included as exhibit 3.1 to the Form 10-Q filed on August 8, 2012, and incorporated herein by reference). 3.2 Certificate of Elimination of Series A Junior Participating Preferred Stock, dated as of January 10, 2018 (included as exhibit 3.1 to the Form 8-K filed January 12, 2018, and incorporated herein by reference). 3.3 Amended and Restated Bylaws (included as exhibit 3.1 to the Form 8-K filed on April 23, 2020, and incorporated herein by reference). 3.4 Certificate of Amendment to United Insurance Holdings Corp.’s Second Amended and Restated Articles of Incorporation (included as Exhibit 3.1 to Form 8-K filed on July 2, 2021, and incorporated herein by reference). 3.5 Second Certificate of Amendment to American Coastal Insurance Corporation’s Certificate of Incorporation (included as Exhibit 3.1 to Form 8-K filed on July 14, 2023, and incorporated herein by reference.) 3.6 First Amendment to American Coastal Insurance Corporation’s Amended and Restated Bylaws (included as Exhibit 3.1 to Form 8-K filed on July 14, 2023, and incorporated herein by reference.) 4.1 Specimen Common Stock Certificate (included as exhibit 4.2 to Amendment No. 1 to Post-Effective Amendment No. 1 on Form S-3 (Registration No. 333-150327), filed on December 23, 2008, and incorporated herein by reference). 4.2 Registration Rights Agreement, dated October 4, 2007, by and among FMG Acquisition Corp. and the investors named therein (included as exhibit 10.4 to the Form 8-K, filed on October 12, 2007, and incorporated herein by reference). 4.3 Indenture, dated as of December 13, 2017, by and between the Company and Deutsche Bank Trust Company Americas, as trustee (included at exhibit 4.1 to the Form 8-K, filed on December 13, 2017, and incorporated herein by reference). 4.4 First Supplemental Indenture, dated as of December 13, 2017, by and between the Company and Deutsche Bank Trust Company Americas, as trustee (including form of Note) (included as exhibit 4.2 to the Form 8-K filed on December 13, 2017, and incorporated herein by reference). 4.5 Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934. 10.1 Investment Management Agreement between United Property & Casualty Insurance Company and Synovus Trust Company, dated October 8, 2003 (included as exhibit 10.18 to the Form S-4/A (Registration No. 333-150327), filed on June 13, 2008, and incorporated herein by reference). 134

AMERICAN COASTAL INSURANCE CORPORATION Exhibit Description 10.2 Insurance Capital Build-up Incentive Program Surplus Note between United Property & Casualty Insurance Company and the State Board of Administration of Florida dated September 22, 2006 (included as exhibit 10.31 to the Form S-4/A (Registration No. 333-150327), filed on June 13, 2008, and incorporated herein by reference). 10.3 Master Business Process Outsourcing Services Agreement between United Insurance Management, LLC and Computer Sciences Corporation, dated March 11, 2008 (included as exhibit 10.24 to the Form S-4/A (Registration No. 333-150327), filed on June 13, 2008, and incorporated herein by reference). 10.4 Addendum Number One to Insurance Capital Build-Up Incentive Program Surplus Note, dated November 7, 2008 and effective July 1, 2008, between the State Board of Administration of Florida and United Property & Casualty Insurance Company (included as exhibit 10.1 to the Form 8-K, filed on November 12, 2008, and incorporated herein by reference). 10.5 Federal Income Tax Allocation Agreement between United Insurance Holdings Corp., United Insurance Management, L.C., Skyway Claims Services, LLC, United Property & Casualty Insurance Company, UPC Re and amended to include Family Security Holdings, LLC and its subsidiaries dated July 1, 2012 (included as exhibit 10.11 to the Form 10-Q filed on August 8, 2012, and incorporated herein by reference). 10.6 Form of Restricted Stock Award under the United Insurance Holdings Corp. 2013 Omnibus Incentive Plan (included as exhibit 10.1 to the Form 8-K, filed on September 30, 2013, and incorporated herein by reference). 10.7 United Insurance Holdings Corp. 2013 Omnibus Incentive Plan (included as Appendix A to the Company’s Definitive Proxy statement for its 2013 Annual Meeting, filed on April 16, 2013, and incorporated herein by reference). 10.8 Form of Restricted Stock Award Agreement (for Non-Employee Members of the Board of Directors) under the United Insurance Holdings Corp. 2013 Omnibus Incentive Plan (included as exhibit 10.1 to the Form 8-K filed on September 25, 2014, and incorporated herein by reference). 10.9 Form of Restricted Stock Award (for Employees) under the United Insurance Holdings Corp. 2013 Omnibus Incentive Plan (included as exhibit 10.2 to the Form 8-K filed on September 25, 2014, and incorporated herein by reference). 10.10 Form of Restricted Stock Award Agreement (for Chairman of the Board) under the United Insurance Holdings Corp. 2013 Omnibus Incentive Plan (included as exhibit 10.3 to the Form 8-K filed on September 25, 2014, and incorporated herein by reference). 10.11 Form of Stock Option Award under the United Insurance Holdings Corp. 2013 Omnibus Incentive Plan (included as exhibit 10.1 to the Form 10-Q, filed on November 7, 2018, and incorporated herein by reference). 10.12 Form of Restricted Stock Unit Award under the United Insurance Holdings Corp. 2013 Omnibus Incentive Plan (included as exhibit 10.2 to the Form 10-Q, filed on November 7, 2018, and incorporated herein by reference). 10.13 Form of Performance Stock Unit Award under the United Insurance Holdings Corp. 2013 Omnibus Incentive Plan (included as exhibit 10.3 to the Form 10-Q, filed on November 7, 2018, and incorporated herein by reference). 135

AMERICAN COASTAL INSURANCE CORPORATION Exhibit Description 10.14 Stockholders Agreement, dated as of August 17, 2016, by and among United Insurance Holdings Corp., RDX Holding, LLC., R. Daniel Peed and Peed FLP1, Ltd., L.L.P (included as exhibit 10.1 to the Form 8-K filed on August 19, 2016, and incorporated herein by reference). 10.15 United Insurance Holdings Corp. 2020 Omnibus Incentive Plan (included as Appendix A to the Company’s Definitive Proxy statement for its 2020 Annual Meeting, filed on April 3, 2020, and incorporated herein by reference). 10.16 Form of Indemnification Agreement, dated as of September 1, 2020, by and between United Insurance Holdings Corp. and the members of the Board of Directors. (included as Exhibit 10.2 to the Form 10-Q filed on November 6, 2020, and incorporated herein by reference. 10.17 Second Amended and Restated Employment Agreement, dated as of October 23, 2020, by and between United Insurance Holdings Corp. and Bennett Bradford Martz (included as Exhibit 10.1 to the Form 8-K filed on October 28, 2020, and incorporated herein by reference). 10.18 Second Amended and Restated Employment Agreement, dated as of October 23, 2020, by and between United Insurance Holdings Corp. and Scott St. John (included as Exhibit 10.2 to the Form 8-K filed on October 28, 2020, and incorporated herein by reference). 10.19 Renewal Rights Agreement, dated as of January 18, 2021, by and among United Property and Casualty Insurance Company, United Insurance Holdings Corp., United Insurance Management, L.C., Homeowners Choice Property & Casualty Insurance Company, Inc., and HCI Group, Inc. (included as Exhibit 10.1 to the Form 8-K filed on January 22, 2021, and incorporated herein by reference). 10.20 Property Quota Share Reinsurance Contract, dated as of January 18, 2021 and effective as of December 31, 2020, by and between United Property and Casualty Insurance Company and Homeowners Choice Property & Casualty Insurance Company, Inc. (included as Exhibit 10.2 to the Form 8-K filed on January 22, 2021, and incorporated herein by reference). 10.21 Registration Rights Agreement, dated as of January 18, 2021, by and between United Property and Casualty Insurance Company and HCI Group, Inc. (included as Exhibit 10.3 to the Form 8-K filed on January 22, 2021, and incorporated herein by reference). 10.23 Employment Agreement, dated September 1, 2021, between United Insurance Holdings Corp. and Brooke Shirazi (included as Exhibit 10.1 to the Form 8-K filed on September 1, 2021, and incorporated herein by reference.) 10.24 Renewal Rights Agreement, dated as of December 30, 2021, by and among United Property and Casualty Insurance Company, United Insurance Holdings Corp., United Insurance Management, L.C., and Homeowners Property & Casualty Insurance Company, Inc. (included as Exhibit 10.1 to the Form 8-K filed on January 4, 2022, and incorporated herein by reference.) 10.25 Stock Re-purchase Agreement, dated as of June 30, 2022, by and among Journey Insurance Company and RJ Kiln & Co. (No. 3) Limited. (included as Exhibit 10.1 to the Form 8-K filed on July 7, 2022, and incorporated herein by reference.) 10.26 Termination Agreement, dated as of June 30, 2022, by and among United Insurance Holdings Corp., Journey Insurance Company and RJ Kiln & Co. (No. 3) Limited. (included as Exhibit 10.2 to the Form 8-K filed on July 7, 2022, and incorporated herein by reference.) 136

AMERICAN COASTAL INSURANCE CORPORATION Exhibit Description 10.27 Renewal Rights Agreement, dated as of June 9, 2022, by and among United Property and Casualty Insurance Company and Wright National Flood Insurance Company. (included as Exhibit 10.1 to the Form 8-K filed on June 14, 2022, and incorporated herein by reference.) 10.28 Renewal Rights Agreement, dated as of February 1, 2023, by and among United Property and Casualty Insurance Company and Slide Insurance Company. (included as Exhibit 10.1 to the Form 8-K filed on February 6, 2023, and incorporated herein by reference.) 10.29 Asset Purchase and Services Agreement, dated as of February 1, 2023, by and among United Insurance Management, L.C. and Slide Insurance Company. (included as Exhibit 10.2 to the Form 8-K filed on February 6, 2023, and incorporated herein by reference.) 10.30 Equity Distribution Agreement, dated as of September 27, 2023, between the Company and Raymond James & Associates, Inc. (included as Exhibit 1.1 to the Form 8-K filed on September 27, 2023, and incorporated herein by reference.) 10.31 Employment Agreement, dated January 17, 2024, between American Coastal Insurance Corporation and Svetlana Castle (included as Exhibit 10.1 to the Form 8-K filed on January 18, 2023, and incorporated herein by reference.) 97 Compensation Clawback and Recoupment Policy, dated as of March 21, 2019. 21.1 Subsidiaries of American Coastal Insurance Corporation 23.1 Consent of Deloitte & Touche LLP. 31.1 Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act. 31.2 Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act. 32.1 Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act. 32.2 Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act. 101.INS XBRL Instance Document 101.SCH XBRL Taxonomy Extension Schema 101.CAL XBRL Taxonomy Extension Calculation Linkbase 101.DEF XBRL Taxonomy Extension Definition Linkbase 101.LAB XBRL Taxonomy Extension Label Linkbase 101.PRE XBRL Taxonomy Extension Presentation Linkbase 137

Item 16. Form 10-K Summary Not applicable. 138

AMERICAN COASTAL INSURANCE CORPORATION SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. AMERICAN COASTAL INSURANCE CORP Date: March 15, 2024 By: /s/ R. Daniel Peed Name: R. Daniel Peed Title: Chief Executive Officer (principal executive officer and duly authorized officer) Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. /s/ R. Daniel Peed R. Daniel Peed Chief Executive Officer and Chairman of the Board (principal executive officer and duly authorized officer) March 15, 2024 /s/ Svetlana Castle Svetlana Castle Chief Financial Officer (principal financial and accounting officer) March 15, 2024 /s/ Gregory C. Branch Gregory C. Branch Chairman Emeritus March 15, 2024 /s/ Alec L. Poitevint, II Alec L. Poitevint, II Lead Director March 15, 2024 /s/ Kern M. Davis, M.D. Kern M. Davis, M.D. Director March 15, 2024 /s/ Michael R. Hogan Michael R. Hogan Director March 15, 2024 /s/ William H. Hood, III William H. Hood, III Director March 15, 2024 /s/ Sherrill W. Hudson Sherrill W. Hudson Director March 15, 2024 /s/ Patrick F. Maroney Patrick F. Maroney Director March 15, 2024 /s/ Kent G. Whittemore Kent G. Whittemore Director March 15, 2024 139

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

A M E R IC A N C O A S T A L I N S U R A N C E C O R P O R A T IO N ® 2 0 2 3 A N N U A L R E P O R T 2 0 2 3 A N N U A L R E P O R T